LEY 418

De 29 de Diciembre de 2023

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2024

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	**18,269,727,286**	**8,994,150,066**	**27,263,877,352**	**16,110,943,008**	**11,152,934,344**	**27,263,877,352**
0. GOBIERNO CENTRAL	11,834,591,952	7,586,119,129	19,420,711,081	10,947,522,031	8,473,189,050	19,420,711,081
1. INSTITUCIONES DESCENTRALIZADAS	7,500,031,702	2,298,040,749	9,798,072,451	6,331,511,177	3,466,561,274	9,798,072,451
2. EMPRESAS PÚBLICAS	969,534,840	834,229,384	1,803,764,224	856,960,463	946,803,761	1,803,764,224
3. INTERMEDIARIOS FINANCIEROS	81,088,540	118,567,205	199,655,745	90,469,085	109,186,660	199,655,745
TRANSFERENCIAS INTERINSTITUCIONALES	2,115,519,748	1,842,806,401	3,958,326,149	2,115,519,748	1,842,806,401	3,958,326,149
B. SECTOR PÚBLICO FINANCIERO	**1,061,610,924**	**1,735,117,011**	**2,796,727,935**	**939,792,429**	**1,856,935,506**	**2,796,727,935**
3. INTERMEDIARIOS FINANCIEROS	1,061,610,924	1,735,117,011	2,796,727,935	939,792,429	1,856,935,506	2,796,727,935
C. OTRAS ENTIDADES SECTOR PÚBLICO	**439,310,165**	**190,479,768**	**629,789,933**	**397,501,020**	**232,288,913**	**629,789,933**
TOTAL	**19,770,648,375**	**10,919,746,845**	**30,690,395,220**	**17,448,236,457**	**13,242,158,763**	**30,690,395,220**



ARTÍCULO 2.   Se aprueban los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	9,413,686,517	3,923,115,968	1,781,835,543	333,684,205	2,774,140,523	18,226,462,756
0. GOBIERNO CENTRAL	5,360,664,986	1,109,419,739	1,703,296,783	0	2,774,140,523	10,947,522,031
1. INSTITUCIONES DESCENTRALIZADAS	3,401,767,697	2,788,456,662	75,438,760	65,848,058	0	6,331,511,177
2. EMPRESAS PÚBLICAS	566,566,947	19,457,369	3,100,000	267,836,147	0	856,960,463
3. INTERMEDIARIOS FINANCIEROS	84,686,887	5,782,198	0	0	0	90,469,085
B. SECTOR PÚBLICO FINANCIERO	744,343,090	162,224,339	0	0	33,225,000	939,792,429
3. INTERMEDIARIOS FINANCIEROS	744,343,090	162,224,339	0	0	33,225,000	939,792,429
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	186,501,999	89,174,021	0	0	121,825,000	397,501,020
2. EMPRESAS PÚBLICAS	186,501,999	89,174,021	0	0	121,825,000	397,501,020
TOTAL	10,344,531,606	4,174,514,328	1,781,835,543	333,684,205	2,929,190,523	19,563,756,205

ARTÍCULO 3.   Se aprueban los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
A. SECTOR PÚBLICO NO FINANCIERO	8,243,995,972	52,476,152	1,842,806,401	2,856,462,220	12,995,740,745
0. GOBIERNO CENTRAL	3,764,695,829	15,224,600	1,836,806,401	2,856,462,220	8,473,189,050
1. INSTITUCIONES DESCENTRALIZADAS	3,460,056,817	6,504,457	0	0	3,466,561,274
2. EMPRESAS PÚBLICAS	910,094,116	30,709,645	6,000,000	0	946,803,761
3. INTERMEDIARIOS FINANCIEROS	109,149,210	37,450	0	0	109,186,660
B. SECTOR PÚBLICO FINANCIERO	1,818,247,300	2,497,730	0	36,190,476	1,856,935,506
3. INTERMEDIARIOS FINANCIEROS	1,818,247,300	2,497,730	0	36,190,476	1,856,935,506
C. OTRAS ENTIDADES DEL SECTOR PÚBLICO	229,263,114	3,025,799	0	0	232,288,913
2. EMPRESAS PÚBLICAS	229,263,114	3,025,799	0	0	232,288,913
TOTAL	10,291,506,386	57,999,681	1,842,806,401	2,892,652,696	15,084,965,164



CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	13,589,504,866	44.28
DESARROLLO AMBIENTAL Y TECNOLÓGICO	271,054,400	0.88
DESARROLLO DE LA INFRAESTRUCTURA	2,184,365,258	7.12
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	839,914,793	2.74
SERVICIOS FINANCIEROS	4,330,167,305	14.11
SERVICIOS GENERALES	3,653,545,379	11.90
NO CLASIFICABLES	5,821,843,219	18.97
TOTAL	**30,690,395,220**	**100.00**

CAPÍTULO III
PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Se aprueba el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2024, cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**17,625,116,272**
INGRESOS CORRIENTES	17,328,625,091
RECURSOS DEL PATRIMONIO	271,853,545
DONACIONES	24,637,636
GASTOS CORRIENTES	**16,156,656,160**
SERVICIOS PERSONALES	6,915,160,930
SERVICIOS NO PERSONALES	1,260,077,277
MATERIALES Y SUMINISTROS	1,131,568,961
MAQUINARIA Y EQUIPO	16,579,943
INVERSIÓN FINANCIERA	35,861,209
TRANSFERENCIAS CORRIENTES	3,913,051,953
TRANSF. OTRO	
ASIGNACIONES GLOBALES	58,121,172
SEGURO EDUCATIVO	52,094,192
INTERESES DE LA DEUDA	2,774,140,523
INTERNA	364,466,936
EXTERNA	2,409,673,587
SUPERÁVIT/DÉFICIT CORRIENTE	**1,171,968,931**
INVERSIÓN	**6,300,034,707**
CORRIENTE	6,300,034,707
AJUSTES	**3,120,908,595**
BALANCE AJUSTADO	**-1,710,666,000**
FINANCIAMIENTO	**1,710,666,000**
INTERNO NETO	-1,016,191,980
CRÉDITO INTERNO	201,500,000
SALDO EN CAJA	62,897,204
USO RESERVA	287,099,600
INVERSIÓN FINANCIERA	-359,418,765
AMORTIZACIÓN	-1,394,606,135
RECUPERACIÓN DE COLOCACIONES	186,336,116
EXTERNO NETO	5,847,766,575
CRÉDITO EXTERNO	7,309,622,660
AMORTIZACIÓN	-1,461,856,085
AJUSTES	-3,120,908,595



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6.   Se aprueba el Presupuesto del Gobierno Central para la vigencia fiscal de 2024, cuyo resumen de ingresos y gastos, según balance fiscal, se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**12,053,141,113**
INGRESOS CORRIENTES	11,500,907,747
TRANSF. INTERINST.	333,684,205
RECURSOS DEL PATRIMONIO	194,400,000
TRANSF. INTERINSTI.	0
DONACIONES	24,149,161
GASTOS CORRIENTES	**10,962,746,631**
SERVICIOS PERSONALES	4,359,721,529
SERVICIOS NO PERSONALES	611,144,357
MATERIALES Y SUMINISTROS	338,235,428
MAQUINARIA Y EQUIPO	15,224,600
INVERSIÓN FINANCIERA	0
TRANSFERENCIAS CORRIENTES	1,109,419,739
TRANSF. INTERINSTI.	1,703,296,783
TRANSF. OTRO	
ASIGNACIONES GLOBALES	51,563,672
SEGURO EDUCATIVO	0
INTERESES DE LA DEUDA	2,774,140,523
INTERNA	364,466,936
EXTERNA	2,409,673,587
SUPERÁVIT/DÉFICIT CORRIENTE	**871,845,321**
INVERSIÓN	**5,350,073,014**
CORRIENTE	3,513,266,613
TRANSF. INTERINSTI.	1,836,806,401
AJUSTES	**1,856,831,103**
BALANCE AJUSTADO	**-2,402,847,429**
FINANCIAMIENTO	**2,402,847,429**
INTERNO NETO	-1,444,535,351
CRÉDITO INTERNO	201,500,000
SALDO EN CAJA	0
USO RESERVA	0
INVERSIÓN FINANCIERA	-251,429,216
AMORTIZACIÓN	-1,394,606,135
RECUPERACIÓN DE COLOCACIONES	0
EXTERNO NETO	5,704,213,883
CRÉDITO EXTERNO	7,166,069,968
AMORTIZACIÓN	-1,461,856,085
AJUSTES	-1,856,831,103



ARTÍCULO 7. Se aprueban los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	**GASTOS CORRIENTES**				
	OPERACIÓN	**TRANSFERENCIAS CORRIENTES**	**SUBSIDIOS**	**INTERESES DE LA DEUDA**	**TOTAL**
T O T A L	5,360,664,986	1,109,419,739	1,703,296,783	2,774,140,523	10,947,522,031
ASAMBLEA NACIONAL	134,673,125	3,671,500	0	0	138,344,625
CONTRALORÍA GENERAL DE LA REPÚBLICA	118,435,371	5,262,800	0	0	123,698,171
MINISTERIO DE LA PRESIDENCIA	141,355,148	5,187,407	0	0	146,542,555
MINISTERIO DE RELACIONES EXTERIORES	57,341,653	10,663,858	0	0	68,005,511
MINISTERIO DE EDUCACIÓN	1,883,506,092	32,201,861	769,087,887	0	2,684,795,840
MINISTERIO DE COMERCIO E INDUSTRIAS	18,991,256	8,711,013	20,216,638	0	47,918,907
MINISTERIO DE OBRAS PÚBLICAS	30,229,371	174,575	0	0	30,403,946
MINISTERIO DE DESARROLLO AGROPECUARIO	63,978,392	2,658,645	45,622,074	0	112,259,111
MINISTERIO DE SALUD	901,431,019	489,396,080	587,724,737	0	1,978,551,836
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	25,837,022	10,252,000	2,698,157	0	38,787,179
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	14,389,244	53,180	13,798,800	0	28,241,224
MINISTERIO DE ECONOMÍA Y FINANZAS	156,672,886	335,957,715	70,560,119	0	563,190,720
MINISTERIO DE GOBIERNO	105,737,745	1,920,840	179,332,870	0	286,991,455
MINISTERIO DE SEGURIDAD PÚBLICA	789,010,143	110,112,865	0	0	899,123,008
MINISTERIO DE DESARROLLO SOCIAL	29,030,428	1,201,000	14,255,501	0	44,486,929
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	3,338,257	60,500	0	0	3,398,757
MINISTERIO DE AMBIENTE	42,728,554	431,000	0	0	43,159,554
MINISTERIO DE CULTURA	23,192,851	7,748,968	0	0	30,941,819
MINISTERIO DE LA MUJER	8,307,083	535,000	0	0	8,842,083
ÓRGANO JUDICIAL	324,516,242	8,814,158	0	0	333,330,400
PROCURADURÍA GENERAL DE LA NACIÓN	256,110,187	2,481,238	0	0	258,591,425
PROCURADURÍA DE LA ADMINISTRACIÓN	9,705,848	516,612	0	0	10,222,460
TRIBUNAL ELECTORAL	147,998,161	70,730,457	0	0	218,728,618
FISCALÍA GENERAL ELECTORAL	16,254,009	142,836	0	0	16,396,845
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	2,105,200	0	0	0	2,105,200
OTROS GASTOS DE LA ADMINISTRACIÓN	38,596,546	89,321	0	0	38,685,867
TRIBUNAL DE CUENTAS	4,484,151	344,000	0	0	4,828,151
FISCALÍA GENERAL DE CUENTAS	5,551,674	71,300	0	0	5,622,974
DEFENSORÍA DEL PUEBLO	7,157,328	29,010	0	0	7,186,338
DEUDA PÚBLICA	0	0	0	2,774,140,523	2,774,140,523



ARTÍCULO 8.   Se aprueban los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**3,764,695,829**	**15,224,600**	**1,836,806,401**	**2,856,462,220**	**8,473,189,050**
ASAMBLEA NACIONAL	11,655,375	0	0	0	11,655,375
CONTRALORÍA GENERAL DE LA REPÚBLICA	1,915,000	0	0	0	1,915,000
MINISTERIO DE LA PRESIDENCIA	45,294,116	0	0	0	45,294,116
MINISTERIO DE RELACIONES EXTERIORES	3,255,000	2,500	0	0	3,257,500
MINISTERIO DE EDUCACIÓN	1,638,273,463	0	673,417,667	0	2,311,691,130
MINISTERIO DE COMERCIO E INDUSTRIAS	1,258,100	0	24,000,881	0	25,258,981
MINISTERIO DE OBRAS PÚBLICAS	665,261,551	0	569,886,000	0	1,235,147,551
MINISTERIO DE DESARROLLO AGROPECUARIO	127,509,200	0	159,007,174	0	286,516,374
MINISTERIO DE SALUD	506,461,437	0	151,407,999	0	657,869,436
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	6,125,000	0	68,819,140	0	74,944,140
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	103,295,836	0	0	0	103,295,836
MINISTERIO DE ECONOMÍA Y FINANZAS	132,379,900	6,403,899	43,890,433	0	182,674,232
MINISTERIO DE GOBIERNO	24,289,570	145,929	140,992,500	0	165,427,999
MINISTERIO DE SEGURIDAD PÚBLICA	45,818,000	1,168,033	0	0	46,986,033
MINISTERIO DE DESARROLLO SOCIAL	254,167,198	0	5,384,607	0	259,551,805
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	79,750	0	0	79,750
MINISTERIO DE AMBIENTE	41,061,008	0	0	0	41,061,008
MINISTERIO DE CULTURA	69,285,537	0	0	0	69,285,537
MINISTERIO DE LA MUJER	2,977,479	0	0	0	2,977,479
ÓRGANO JUDICIAL	51,809,000	0	0	0	51,809,000
PROCURADURÍA GENERAL DE LA NACIÓN	15,070,794	2,200,000	0	0	17,270,794
PROCURADURÍA DE LA ADMINISTRACIÓN	1,891,660	0	0	0	1,891,660
TRIBUNAL ELECTORAL	12,084,718	3,795,634	0	0	15,880,352
FISCALÍA GENERAL ELECTORAL	1,000,000	548,162	0	0	1,548,162
TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA	0	365,000	0	0	365,000
OTROS GASTOS DE LA ADMINISTRACIÓN	0	405,836	0	0	405,836
TRIBUNAL DE CUENTAS	455,000	0	0	0	455,000
FISCALÍA GENERAL DE CUENTAS	1,382,226	0	0	0	1,382,226
DEFENSORÍA DEL PUEBLO	719,661	109,857	0	0	829,518
DEUDA PÚBLICA	0	0	0	2,856,462,220	2,856,462,220



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Se aprueba el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2024 por un monto de B/.19,420,711,081 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	19,420,711,081
0.55.1.0.0.0.00	INGRESOS CORRIENTES	11,834,591,952
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	7,281,664,435
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	4,257,858,122
0.55.1.1.1.1.00	SOBRE LA RENTA	3,898,276,040
0.55.1.1.1.1.01	SALDO EN CAJA Y BANCO	53,379,138
0.55.1.1.1.1.02	PERSONA JÚRIDICA	1,553,792,957
0.55.1.1.1.1.03	PLANILLA	1,465,617,912
0.55.1.1.1.1.04	DIVIDENDOS	187,248,344
0.55.1.1.1.1.05	COMPLEMENTARIO	126,072,135
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	119,314,866
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	144,940,699
0.55.1.1.1.1.09	TRANSFERENCIA DE BIENES INMUEBLES	55,314,640
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	86,997,987
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	105,597,362
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	216,556,782
0.55.1.1.1.2.01	INMUEBLES	70,000,000
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	146,556,782
0.55.1.1.1.4.00	SEGURO EDUCATIVO	143,025,300
0.55.1.1.1.4.99	SEGURO EDUCATIVO	143,025,300
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	3,023,806,313
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,634,162,725
0.55.1.1.2.1.01	ITBMS IMPORTACIÓN	629,372,261
0.55.1.1.2.1.02	ITBMS DECLARACIÓN-VENTAS	1,004,790,464
0.55.1.1.2.2.00	IMPORTACION	372,722,286
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	372,722,286
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	960,933,555
0.55.1.1.2.4.01	PRIMA DE SEGUROS	202,190,703
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	337,337,503
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	66,205,860
0.55.1.1.2.4.06	CONSUMO DE LICORES	24,583,767
0.55.1.1.2.4.08	VENTA DE GASEOSAS	7,271,080
0.55.1.1.2.4.09	CONSUMO VARIOS	20,796,744
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	5,268,385
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	42,052,608
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	47,658,137
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	51,881,567
0.55.1.1.2.4.14	CONSUMO SELECTIVO DE AUTOMÓVIL	155,687,201
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	27,944,674
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	27,944,674
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	28,043,073
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	28,043,073
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	4,389,859,507
0.55.1.2.1.0.00	RENTA DE ACTIVOS	3,313,500
0.55.1.2.1.1.00	ARRENDAMIENTOS	400,500
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	400,500



0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	113,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	113,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	800,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	800,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	2,000,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	2,000,000
0.55.1.2.2.0.00	PART. EN UTILIDADES DE EMPRESAS	2,438,147,300
0.55.1.2.2.1.00	ACTIVIDADES DE SUERTE Y AZAR	2,277,917,900
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	19,820,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	2,082,250,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	96,957,900
0.55.1.2.2.1.05	DIVIDENDOS AITSA	40,000,000
0.55.1.2.2.1.09	DIVIDENDOS PTP	31,890,000
0.55.1.2.2.1.10	PANAMA PORTS COMPANY	7,000,000
0.55.1.2.2.4.00	INTERMEDIARIOS FINANC. Y CORP. DE DE.	160,229,400
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	140,229,400
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	20,000,000
0.55.1.2.4.0.00	TASAS Y DERECHOS	1,203,651,602
0.55.1.2.4.1.00	DERECHOS	834,085,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	664,600,000
0.55.1.2.4.1.03	DERECHO ÚNICO	79,000,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	17,000
0.55.1.2.4.1.20	REGALÍAS DE RECURSOS MINERALES/JUBILADO	5,000,000
0.55.1.2.4.1.27	REGALÍAS POR RECURSOS MINERALES METÁLICOS	16,000,000
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	176,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	7,000
0.55.1.2.4.1.45	OTRAS CONCESIONES	47,000,000
0.55.1.2.4.1.46	CONCESIONES BIENES REVERTIDOS	22,285,000
0.55.1.2.4.2.00	TASAS	369,566,602
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	142,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,500,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	24,000,000
0.55.1.2.4.2.09	REVISIÓN DE VEHÍCULOS	13,806,180
0.55.1.2.4.2.10	TASA DE AVISO DE OPERACIÓN	19,000,000
0.55.1.2.4.2.11	INSCRIPCIÓN DE REGISTRO DEL MUNICIPIO - T.A.O.	45,000
0.55.1.2.4.2.16	FECI - MIDA.	211,750,856
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	187,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	5,227,641
0.55.1.2.4.2.36	TASA DE OLEODUCTO	21,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	35,000,000
0.55.1.2.4.2.52	2% IMPUESTO SOBRE PRIMAS LEY 65	29,119,395
0.55.1.2.4.2.53	5% ADICIONAL DEL IMPUESTO SOBRE PRIMAS LEY 65	8,788,530
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	2,100,000
0.55.1.2.5.0.02	TASA DE SOTERRAMIENTO DE CABLE	2,100,000
0.55.1.2.6.0.00	INGRESOS VARIOS	408,962,900
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	15,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	525,000
0.55.1.2.6.0.09	DINEROS DECOMISADOS	15,000,000
0.55.1.2.6.0.31	MULTA LEY BLANQUEO DE CAPITALES	210,000
0.55.1.2.6.0.32	SPEED JOYEROS Y ARGENTO VIVO	2,500,000
0.55.1.2.6.0.42	ADMINISTRACIÓN TRIBUTARIA	120,000,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	255,727,900
0.55.1.2.7.0.00	APORTE AL FISCO	333,684,205
0.55.1.2.7.2.00	INSTITUCIONES DESCENTRALIZADAS	45,837,996
0.55.1.2.7.2.10	ATP	4,037,996
0.55.1.2.7.2.95	REGISTRO PÚBLICO	41,800,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	287,846,209
0.55.1.2.7.3.02	AUTORIDAD DEL TRÁNSITO	20,010,062

0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	130,000,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	108,600,000
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	29,236,147
0.55.1.5.0.0.00	INGRESOS POR FONDOS DE GESTIÓN	163,068,010
0.55.1.5.1.0.00	RENTA DE ACTIVOS	8,754,277
0.55.1.5.1.1.00	ARRENDAMIENTOS	1,800
0.55.1.5.1.1.10	DE MAQ. Y EQUIPO	1,800
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	7,149,477
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	34,000
0.55.1.5.1.3.02	PRODUCTOS PECUARIOS	27,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	700
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	2,465,777
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	172,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	4,450,000
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	1,528,000
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	64,000
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	215,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	41,000
0.55.1.5.1.4.22	ALIMENTACIÓN - MIDA	35,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	73,000
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	1,100,000
0.55.1.5.1.5.00	INGRESO POR ESPECTÁCULOS PÚBLICOS	75,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	75,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	33,348,236
0.55.1.5.4.1.00	DERECHOS	27,000,000
0.55.1.5.4.1.45	PASAPORTE	12,000,000
0.55.1.5.4.1.46	MIGRACIÓN	15,000,000
0.55.1.5.4.2.00	TASAS	6,348,236
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNETS	1,000,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	67,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	38,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	496,729
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	1,591,579
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	22,424
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	832,504
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,300,000
0.55.1.5.5.0.00	INGRESOS DE GESTIÓN	74,238,167
0.55.1.5.5.1.00	FONDOS DE GESTIÓN	74,238,167
0.55.1.5.5.1.03	FONDO PARQUE OMAR TORRIJOS - PRESIDENCIA	165,500
0.55.1.5.5.1.04	FONDO ESCUELA DE POLICÍAS - SEGURIDAD	204,000
0.55.1.5.5.1.08	FONDO DE GESTIÓN MICI	360,395
0.55.1.5.5.1.09	FONDO CONTRIBUCIÓN DE MEJORAS - MOP	270,200
0.55.1.5.5.1.12	FONDO DE ADMINISTRACIÓN DE HOSPITALES	4,597,218
0.55.1.5.5.1.13	FONDO DE GESTIÓN - MITRADEL	4,683,988
0.55.1.5.5.1.14	FONDO DE AHORRO HABITACIONAL - MIVIOT	5,094,000
0.55.1.5.5.1.15	FONDO CONSEJO DE SEGURIDAD - PRESIDENCIA	45,000
0.55.1.5.5.1.16	FONDO JUNTA DE CONTROL DE JUEGOS - MEF	7,985,655
0.55.1.5.5.1.17	FONDO DE TERCEROS - GRATIFICACIÓN - GOBIERNO	154,900
0.55.1.5.5.1.18	FONDO DE GESTIÓN FISCOI - SEGURIDAD	3,910,000
0.55.1.5.5.1.19	FONDO MIGRACIÓN EXTRAORDINARIA - PRESIDENCIA	8,000,000
0.55.1.5.5.1.22	FONDO MIGRACIÓN EXTRAORDINARIA - SEGURIDAD	6,913,444
0.55.1.5.5.1.32	FONDO PERMISOS PARA PORTAR ARMAS DE FUEGO - SEGURIDAD	3,427,000
0.55.1.5.5.1.34	FONDO PROCESOS CONCLUIDOS Y ARCHIVADOS - OJ	160,500
0.55.1.5.5.1.37	FONDO DE GESTIÓN PROCURADURÍA DE LA ADMINISTRACIÓN	89,950
0.55.1.5.5.1.38	FONDO SECRETARÍA NACIONAL DE ENERGÍA - PRESIDENCIA	500,000
0.55.1.5.5.1.40	FONDO DE GESTIÓN TRIBUNAL ELECTORAL	5,333,649
0.55.1.5.5.1.51	FONDO DE SERVICIOS VARIOS - SALUD	18,083,986
0.55.1.5.5.1.52	FONDO RÉGIMEN DE PROPIEDAD HORIZONTAL - MIVIOT	46,982

0.55.1.5.5.1.53	FONDO DE ASISTENCIA HABITACIONAL - MIVIOT	1,211,800
0.55.1.5.5.1.55	FONDO DE CUARENTENA AGROPECUARIA - MIDA	3,000,000
0.55.1.5.6.0.00	INGRESOS VARIOS	46,727,330
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	46,727,330
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	7,586,119,129
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	194,400,000
0.55.2.1.1.0.00	VENTA DE ACTIVOS	194,400,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	194,400,000
0.55.2.1.1.1.05	TERRENOS	4,400,000
0.55.2.1.1.1.07	OTROS ACTIVOS	190,000,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	7,367,569,968
0.55.2.2.1.0.00	CRÉDITO INTERNO	201,500,000
0.55.2.2.1.1.00	BONOS	200,000,000
0.55.2.2.1.1.47	BONOS INTERNOS	200,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	1,500,000
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	7,166,069,968
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTOS	250,209,421
0.55.2.2.2.1.01	BID 3506 OC - PN - SALUD	3,754,076
0.55.2.2.2.1.06	SALUD-BCIE	13,912,000
0.55.2.2.2.1.07	EDUCACIÓN-CAF 8548	9,950,000
0.55.2.2.2.1.11	FONDO CHINO - SALUD	4,634,600
0.55.2.2.2.1.14	MINSA -CAF 8468	42,276,800
0.55.2.2.2.1.20	SALUD-CAF	2,769,400
0.55.2.2.2.1.21	BID - 4451/OC-PN - MI AMBIENTE	3,665,300
0.55.2.2.2.1.23	BIRF 8834-PA - GOBIERNO	9,807,810
0.55.2.2.2.1.24	BID 5734/OC-PN MIDES	7,058,844
0.55.2.2.2.1.31	MINSA-BID 2017	1,520,213
0.55.2.2.2.1.33	B.I.D. 3615 OCPN-SALUD	1,712,000
0.55.2.2.2.1.34	BIRF 9377 - PA - SALUD	5,100,000
0.55.2.2.2.1.38	BID 5533/OC-PN - MEF	9,796,000
0.55.2.2.2.1.41	INAC-BID 4450 - OC/PN	9,995,017
0.55.2.2.2.1.42	BID PN-L1143 - EDUCACIÓN	16,000,000
0.55.2.2.2.1.43	CAF - MEDUCA (PPB)	55,700,000
0.55.2.2.2.1.45	824 BID - 4561/OC-PN - MOP	3,214,000
0.55.2.2.2.1.47	CAF - MOP (PNI)	8,721,000
0.55.2.2.2.1.49	BID 4689/OC-PN - PRESIDENCIA	16,937
0.55.2.2.2.1.58	BID 4790/OC-PN - MOP	2,824,300
0.55.2.2.2.1.61	ICO - AECID -1034023.0 -SALUD	5,875,000
0.55.2.2.2.1.66	BID 5126/OC-PN - MEF	21,561,124
0.55.2.2.2.1.74	AECID / FONPRODE - MOP	2,030,000
0.55.2.2.2.1.83	BID 5299/OC-PN - SALUD	1,125,000
0.55.2.2.2.1.87	BID 5316/OC/PN - MIDA	3,100,000
0.55.2.2.2.1.99	BANCO EUROPEO DE INVERSIÓN	4,090,000
0.55.2.2.2.5.00	BONOS EXTERNOS	6,915,860,547
0.55.2.2.2.5.10	BONOS EXTERNOS	6,915,860,547
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	24,149,161
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	24,149,161
0.55.2.3.2.8.00	SECTOR EXTERNO	24,149,161
0.55.2.3.2.8.14	AGENCIA ESPAÑOLA DE COOP. INTL. ÓRGANO JUDICIAL	52,000
0.55.2.3.2.8.15	ACNUR-ONPAR-GOBIERNO	32,863
0.55.2.3.2.8.41	DONACIÓN BID-SALUD-IREM	600,000
0.55.2.3.2.8.52	DONACIÓN BID 5396 GR/PN - MEDUCA	8,000,000
0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	1,000,000
0.55.2.3.2.8.64	GEF - MINSA	566,530
0.55.2.3.2.8.66	BCIE - PRESIDENCIA	397,768
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	13,500,000



CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	53,763,973
Administración General	83,344,652
Transferencias Corrientes	1,236,000
Total del presupuesto de funcionamiento	**138,344,625**
Inversión	
Construcción y Remodelación	3,605,362
Programa de Modernización	5,050,013
Equipamiento Institucional	3,000,000
Total del presupuesto de inversión	**11,655,375**
TOTAL DEL PRESUPUESTO DE GASTOS	**150,000,000**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	42,521,067
Contabilidad Pública	5,460,472
Fiscalización, Regulación y Control	37,303,045
Servicios de Estadística	26,848,384
Transferencias Varias	12,800
Auditoría	11,552,403
Total del presupuesto de funcionamiento	**123,698,171**
Inversión	
Fortalecimiento Institucional	1,784,409
Equipamiento	130,591
Total del presupuesto de inversión	**1,915,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**125,613,171**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	61,036,847
Dirección de Carrera Administrativa	1,781,968
Gaceta Oficial	125,717
Consejo de Defensa y Seguridad Nacional	11,184,902
Servicio de Protección Institucional	58,189,424
Dirección de Asistencia Social (DAS)	14,223,697
Total del presupuesto de funcionamiento	**146,542,555**
Inversión	
Obras de Interés Social	2,660,000
Fort. y Modernización Institucional	18,044,655
Asuntos Comunitarios Desp. Primera Dama	4,099,461
Mejoras de Instalaciones y Equipamiento	20,490,000
Total del presupuesto de inversión	**45,294,116**
TOTAL DEL PRESUPUESTO DE GASTOS	**191,836,671**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,955,363
Política Exterior	48,708,790
Transferencias Varias	10,343,858
Total del presupuesto de funcionamiento	**68,008,011**
Inversión	
Restauración, Remodelación y Const.	315,000
Equipamiento	2,940,000
Total del presupuesto de inversión	**3,255,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**71,263,011**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	278,801,730
Educación Básica General	852,536,879
Educación Media	647,440,132
Educación de Adultos	61,047,831
Educación Post-Media	1,443,943



Transferencias Corrientes	29,060,738
Transferencias al Sector Público	769,087,887
Fondo de Exoneración de Matrícula	33,564,200
Educación Agropecuaria	11,812,500
Total del presupuesto de funcionamiento	**2,684,795,840**

Inversión

Mant. Preventivo (Mi Escuela Primero)	45,548,541
Construcción y Rehab. de Escuelas	1,206,158,468
Equipamiento de Centros Educativos	14,681,993
Desarrollo Educativo	30,000,000
Nutrición Escolar	60,224,651
Educación Básica	7,566,972
Transferencias de Capital	673,417,667
Fortalecimiento de Tecnología Educativa	96,999,138
Mantenimiento, Equip. y Constr. S.E.	177,093,700
Total del presupuesto de inversión	**2,311,691,130**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,996,486,970**

<center>

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

</center>

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,885,407
Fomento y Regulación de la Industria	549,174
Fomento y Regulación del Comercio	2,448,639
Regulación de Intermediarios Financieros	306,109
Fomento y Reg. de los Recursos Minerales	1,887,861
Transferencias	8,625,079
Transferencias al Sector Público	20,216,638
Total del presupuesto de funcionamiento	**47,918,907**
Inversión	
Desarrollo Comercial e Industrial	1,258,100
Transferencias de Capital	24,000,881
Total del presupuesto de inversión	**25,258,981**
TOTAL DEL PRESUPUESTO DE GASTOS	**73,177,888**

<center>

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

</center>

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,627,590
Mantenimiento de Obras	14,601,781
Transferencias Varias	174,575
Total del presupuesto de funcionamiento	**30,403,946**

Inversión

Proyectos Electrif. Rural (OER)	7,104,300
Proyectos Infraestruct. Públicas (UCIP)	5,300,000
Construcción y Rehabilitación Drenajes	700,000
Mantenimiento y Rehabilitación Vial	458,696,132
Construcción y Mej. de Calles y Avenidas	144,463,419
Transferencias de Capital	569,886,000
Construcción y Rehabilitación de Puentes	47,147,700
Reordenamiento Vial-Ciudad de Pmá.	1,850,000
Total del presupuesto de inversión	**1,235,147,551**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,265,551,497**

CAPÍTULO X
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	51,138,570
Asistencia Técnica Agrícola	3,892,182
Asistencia Técnica Pecuaria	6,557,488
Desarrollo Social	762,318
Servicios de Ingeniería Rural	4,286,479
Transferencias al Sector Público	45,622,074
Total del presupuesto de funcionamiento	**112,259,111**
Inversión	
Mejoramiento de Productividad	266,350
Programa de Desarrollo Tecnológico	3,155,000
Sanidad Agropecuaria	15,396,900
Desarrollo Rural Agropecuario	3,433,000
Otros Proyectos de Inversión	105,191,300
Reconver. y Transfor. Agropecuaria	66,650
Transferencias de Capital	159,007,174
Total del presupuesto de inversión	**286,516,374**
TOTAL DEL PRESUPUESTO DE GASTOS	**398,775,485**

CAPÍTULO XI
0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	508,083,747
Provisión de Atención	393,622,272
Transferencias Varias	427,802,876
Fondo de Adm. de Hospitales	4,597,218
Fondo de Servicios Varios	18,083,986
Transferencias al Sector Público	626,361,737
Total del presupuesto de funcionamiento	**1,978,551,836**

Inversión

Construcción y Mej. de Inst. de Salud	330,290,277
Salud Ambiental	140,067,630
Equipamiento de Inst. de Salud	22,000,000
Otros Proyectos de Inversión	14,103,530
Transferencias de Capital	151,407,999
Total del presupuesto de inversión	**657,869,436**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,636,421,272**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,409,886
Admón. de las Relaciones Laborales	5,272,177
Inv., Promoción y Generación de Empleo	1,748,959
Transferencias Varias	707,000
Educación y Capacitación Sindical	13,951,000
Transferencia al Sector Público	2,698,157
Total del presupuesto de funcionamiento	**38,787,179**
Inversión	
Programa de Inserción Laboral	5,675,000
Fortalecimiento Institucional	450,000
Transferencia de Capital	68,819,140
Total del presupuesto de inversión	**74,944,140**
TOTAL DEL PRESUPUESTO DE GASTOS	**113,731,319**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,619,828
Planificación y Desarrollo Urbano	3,488,421
Admón. y Regulación de Bienes	566,579
Ordenamiento y Desarrollo Territorial	767,596
Transferencias Varias	13,798,800
Total del presupuesto de funcionamiento	**28,241,224**
Inversión	
Construcción de Vivienda	74,177,936
Fondo de Ahorro Habitacional	1,211,800
Financiamiento de Vivienda	14,348,050
Asistencia Habitacional	1,790,000
Mejoramiento Habitacional	11,348,050

Fortalecimiento Institucional	420,000
Total del presupuesto de inversión	**103,295,836**
TOTAL DEL PRESUPUESTO DE GASTOS	**131,537,060**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	105,422,091
Desarrollo Económico y Social	22,924,957
Admón. Fiscal y Patrimonial	262,398,019
Transferencias Varias	178,849,552
Total del presupuesto de funcionamiento	**569,594,619**
Inversión	
Fondo de Preinversión	2,000,000
Fort Gest. Eco. y Admón. Finan.	52,339,063
Transferencias de Capital	43,890,433
Inversiones Financieras	69,429,216
Proyectos Varios	8,611,621
Total del presupuesto de inversión	**176,270,333**
TOTAL DEL PRESUPUESTO DE GASTOS	**745,864,952**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,187,934
Administ.y Desarrollo Gubernamental	7,542,525
Servicios Postales y Telégrafos	10,259,273
Servicios Penitenciarios y Cus. de Me	72,933,663
Transferencias Varias	181,213,989
Total del presupuesto de funcionamiento	**287,137,384**
Inversión	
Construc, Mejoram. y Estudios Infraet.	24,289,570
Transferencias de Capital	140,992,500
Total del presupuesto de inversión	**165,282,070**
TOTAL DEL PRESUPUESTO DE GASTOS	**452,419,454**



CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	34,108,700
Seguridad Pública Nacional	758,262,902
Transferencias Varias	107,919,439
Total del presupuesto de funcionamiento	**900,291,041**
Inversión	
Const., Reparación y Ampl. de Infraest.	41,610,000
Sistema Integral de Seguridad Pública	4,208,000
Total del presupuesto de inversión	**45,818,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**946,109,041**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,727,247
Promoción Social y Cohesión Social	5,469,845
Programa de Gestión Territorial	4,549,336
Transferencias al Sector Público	14,740,501
Total del presupuesto de funcionamiento	**44,486,929**
Inversión	
Desarrollo Comunitario	250,657,398
Fortalecimiento Institucional	3,509,800
Transferencias al Sector Público	5,384,607
Total del presupuesto de inversión	**259,551,805**
TOTAL DEL PRESUPUESTO DE GASTOS	**304,038,734**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción Tributaria	3,478,507
Total del presupuesto de funcionamiento	**3,478,507**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,478,507**



CAPÍTULO XIX
0.27 MINISTERIO DE AMBIENTE

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE AMBIENTE para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,208,447
Áreas Protegidas y Biodiversidad	7,269,990
Gestión Ambiental	5,565,143
Gestión Integrada de Cuencas Hidrog.	6,166,976
CONADES	8,948,998
Total del presupuesto de funcionamiento	**43,159,554**
Inversión	
Áreas Protegidas y Biodiversidad	4,863,682
Gestión Ambiental	2,807,705
Gestión Integrada de Cuencas Hidrog.	1,145,825
CONADES	32,243,796
Total del presupuesto de inversión	**41,061,008**
TOTAL DEL PRESUPUESTO DE GASTOS	**84,220,562**

CAPÍTULO XX
0.28 MINISTERIO DE CULTURA

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE CULTURA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,297,620
Patrimonio Histórico	8,385,660
Extensión Cultural	4,404,091
Educación Artística	854,448
Total del presupuesto de funcionamiento	**30,941,819**
Inversión	
Mantenimiento y Restauraciones de Obras	46,668,186
Preservación del Patrimonio Histórico	22,617,351
Total del presupuesto de inversión	**69,285,537**
TOTAL DEL PRESUPUESTO DE GASTOS	**100,227,356**

CAPÍTULO XXI
0.29 MINISTERIO DE LA MUJER

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO DE CULTURA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,893,192
Equidad e Igualdad de Género	948,891
Total del presupuesto de funcionamiento	**8,842,083**
Inversión	
Construcción y Equipamiento	2,500,000
Desarrollo de Oportunidad para Mujeres	477,479
Total del presupuesto de inversión	**2,977,479**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,819,562**

CAPÍTULO XXII
0.30 ÓRGANO JUDICIAL

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	77,092,468
Administración de Justicia Ciudadana	210,639,434
Transformación y Desarrollo Inst.	45,598,498
Total del presupuesto de funcionamiento	**333,330,400**
Inversión	
Rehabilitación y Const. de Infraestrura	31,280,600
Equipamiento y Fortalec. Institucional	11,419,400
Modernización del Sistema de Justicia	4,200,000
Equipamiento	4,909,000
Total del presupuesto de inversión	**51,809,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**385,139,400**

CAPÍTULO XXIII
CONSOLIDADO DEL MINISTERIO PÚBLICO

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	**275,862,219**
Funcionamiento	**260,791,425**
Inversión	**15,070,794**
Procuraduría de la Administración	**12,114,120**
Funcionamiento	**10,222,460**
Inversión	**1,891,660**

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	194,974,372
Medicina Legal y Forense	65,817,053
Total del presupuesto de funcionamiento	**260,791,425**
Inversión	
Modernización Proc. General	7,071,756
Modernización de Servicios Forenses	7,999,038
Total del presupuesto de inversión	**15,070,794**
TOTAL DEL PRESUPUESTO DE GASTOS	**275,862,219**

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	4,028,386
Representación y Def. de la Adm. Pública	6,194,074
Total del presupuesto de funcionamiento	**10,222,460**
Inversión	
Programa de Mejoramiento Institucional	1,480,000
Equipamiento	411,660
Total del presupuesto de inversión	**1,891,660**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,114,120**

CAPÍTULO XXIV
CONSOLIDADO DEL TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL Y FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**234,608,970**
Funcionamiento	**222,524,252**
Inversión	**12,084,718**
Fiscalía General Electoral	**17,945,007**
Funcionamiento	**16,945,007**
Inversión	**1,000,000**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	129,368,905
Registro e Identificación Ciudadana	22,789,531



Servicios Electorales	10,366,463
Eventos Electorales	59,999,353
Total del presupuesto de funcionamiento	**222,524,252**
Inversión	
Construcciones, Mejoras y Habilitaciones	698,566
Const. de Oficinas a Nivel Provincial	9,450,000
Proyectos de Apoyo Logístico	1,936,152
Total del presupuesto de inversión	**12,084,718**
TOTAL DEL PRESUPUESTO DE GASTOS	**234,608,970**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,445,774
Fiscalías Electorales	3,004,689
Elecciones	6,494,544
Total del presupuesto de funcionamiento	**16,945,007**
Inversión	
Mejoramiento	1,000,000
Total del presupuesto de inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,945,007**

CAPÍTULO XXV
0.42 TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE LA FUNCIÓN PÚBLICA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración Función Pública	2,470,200
Total del presupuesto de funcionamiento	**2,470,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,470,200**

CAPÍTULO XXVI
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 37. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	39,091,703
Total del presupuesto de funcionamiento	**39,091,703**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,091,703**



CAPÍTULO XXVII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 38. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL DE CUENTAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	2,837,449
Administración General	1,990,702
Total del presupuesto de funcionamiento	**4,828,151**
Inversión	
Coordinación Central	455,000
Total del presupuesto de inversión	**455,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,283,151**

CAPÍTULO XXVIII
0.47 FISCALÍA GENERAL DE CUENTAS

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la FISCALÍA GENERAL DE CUENTAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	4,049,974
Administración General	1,573,000
Total del presupuesto de funcionamiento	**5,622,974**
Inversión	
Fortalec., Mejoram. e Implementación	1,094,670
Equipamiento	287,556
Total del presupuesto de inversión	**1,382,226**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,005,200**

CAPÍTULO XXIX
0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 40. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,067,283
Protec. y Defensa de los Derechos Hum.	2,721,331
Administración de Quejas	507,581
Total del presupuesto de funcionamiento	**7,296,195**
Inversión	
Estudio, Diseño y Construcción	234,549
Equipamiento	485,112
Total del presupuesto de inversión	**719,661**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,015,856**



CAPÍTULO XXX
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 41. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto del Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	1,109,419,739	1,703,296,783	2,812,716,522
01	ASAMBLEA NACIONAL	3,671,500		3,671,500
	A Personas	2,200,500		2,200,500
	Becas de Estudio	150,000		150,000
	Al Sector Externo	1,321,000		1,321,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	5,262,800		5,262,800
	A Personas	5,000,000		5,000,000
	Becas de Estudio	250,000		250,000
	Al Sector Externo	12,800		12,800
03	MINISTERIO DE LA PRESIDENCIA	5,187,407		5,187,407
	Pensiones y Jubilaciones	4,462,243		4,462,243
	A Personas	216,650		216,650
	Becas de Estudio	358,514		358,514
	Al Sector Externo	150,000		150,000
05	MIN. DE RELACIONES EXTERIORES	10,663,858		10,663,858
	A Personas	180,000		180,000
	Becas de Estudio	130,000		130,000
	Al Sector Privado	10,000		10,000
	Al Sector Externo	10,343,858		10,343,858
07	MINISTERIO DE EDUCACIÓN	32,201,861	769,087,887	801,289,748
	Pensiones y Jubilaciones	18,281,809		18,281,809
	A Personas	583,000		583,000
	Becas de Estudio	1,769,000		1,769,000
	Al Sector Privado	10,066,184		10,066,184
	IFARHU		9,120,000	9,120,000
	Sistema Estatal de Radio y Televisión		164,230	164,230
	Secretaría Nacional de Ciencia, Tecnología e Innovación		9,450,000	9,450,000
	Instituto Panameño de Deportes		57,457,971	57,457,971
	Instituto Técnico Superior Especializado		26,898,451	26,898,451
	Instituto Panameño de Habilitación Especial		69,511,270	69,511,270
	Universidad Autónoma de Chiriquí		92,351,343	92,351,343
	Universidad de Panamá		295,637,809	295,637,809
	Universidad Marítima Internacional de Panamá		9,653,621	9,653,621
	Universidad Especializada de las Américas		50,610,726	50,610,726
	Universidad Autónoma de los Pueblos Indígenas (UAPI)		2,818,705	2,818,705
	Universidad Tecnológica de Panamá		145,413,761	145,413,761
	Al Sector Externo	712,745		712,745
	Créditos Reconocidos por Transferencias Corrientes	789,123		789,123
08	MIN. DE COMERCIO E INDUSTRIAS	8,711,013	20,216,638	28,927,651
	A Personas	50,000		50,000
	Becas de Estudio	35,934		35,934

	Al Sector Privado	7,642,358		7,642,358
	Autoridad de la Micro, Pequeña y Mediana Empresa		6,495,558	6,495,558
	Autoridad de Protección al Consumidor y Defensa de la Competencia		9,325,200	9,325,200
	PROPANAMA		3,010,891	3,010,891
	Zona Franca de Barú		571,600	571,600
	Bingos Nacionales		622,192	622,192
	Agencia Panamá-Pacífico		191,197	191,197
	Al Sector Externo	982,721		982,721
09	MINISTERIO DE OBRAS PÚBLICAS	174,575		174,575
	Al Sector Externo	56,380		56,380
	Créditos Reconocidos por Transferencias Corrientes	118,195		118,195
10	MIN. DE DESARROLLO AGROPECUARIO	2,658,645	45,622,074	48,280,719
	A Personas	1,441,945		1,441,945
	Al Sector Privado	97,000		97,000
	Instituto de Innovación Agropecuaria de Panamá		13,333,436	13,333,436
	Autoridad de los Recursos Acuáticos de Panamá		8,299,920	8,299,920
	Instituto Técnico Superior de Agrotecnología de las Américas		6,825,462	6,825,462
	Instituto de Mercadeo Agropecuario		6,983,147	6,983,147
	Empresas Mercados Nacionales de la Cadena de Frío		8,254,487	8,254,487
	Instituto de Seguro Agropecuario		1,925,622	1,925,622
	Al Sector Externo	1,119,700		1,119,700
12	MINISTERIO DE SALUD	489,396,080	587,724,737	1,077,120,817
	Pensiones y Jubilaciones	179,200		179,200
	Becas de Estudio	825,000		825,000
	Al Sector Privado	426,200,000		426,200,000
	Al Gobierno Central	22,681,204		22,681,204
	Caja de Seguro Social		529,132,000	529,132,000
	Impuesto de Cerverzas		10,000,000	10,000,000
	Impuesto de Licores		10,000,000	10,000,000
	Neonatos Afectados por Heparina		94,000	94,000
	Pensión de Viudez		1,603,000	1,603,000
	Pensión Vitalicia Dietilenglicol		11,869,000	11,869,000
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Subsidio Fluctuaciones - Intereses CSS		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Afectados Bocas del Toro		3,294,000	3,294,000
	Pensiones de los Trabajadores de las Bananeras		5,566,000	5,566,000
	Aporte Junta Técnica Actuarial		90,000	90,000
	Aumento Pensiones y Jubilaciones (Dg-51)		147,082,000	147,082,000
	CSS 0.8% Salarios Básicos		142,160,000	142,160,000
	CSS FEJUPEN - Aporte Gob. Central		11,874,000	11,874,000
	Instituto Conmemorativo Gorgas de Estudios de la Salud		18,378,057	18,378,057
	Agencia Panameña de Alimentos		2,486,200	2,486,200
	Inst. de Acueductos y Alcantarillados Nacionales		24,167,505	24,167,505
	Autoridad de Aseo Urbano y Domiciliario		13,560,975	13,560,975
	Municipios	1,766,000		1,766,000
	Propias	36,871,000		36,871,000
	Al Sector Externo	873,676		873,676
13	MIN. DE TRABAJO Y DES. LABORAL	10,252,000	2,698,157	12,950,157
	A Personas	25,000		25,000
	Becas de Estudio	20,000		20,000
	Al Sector Privado	9,500,000		9,500,000
	INADEH		2,698,157	2,698,157
	Al Sector Externo	707,000		707,000

14	MIN. DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	53,180	13,798,800	13,851,980
	A Personas	33,180		33,180
	Autoridad Nacional de Administración de Tierras		12,196,600	12,196,600
	Banco Hipotecario Nacional		1,602,200	1,602,200
	Al Sector Externo	20,000		20,000
16	MIN. DE ECONOMÍA Y FINANZAS	335,957,715	70,560,119	406,517,834
	A Personas	1,276,000		1,276,000
	Al Sector Privado	292,074,282		292,074,282
	Autoridad Nacional de Aduanas		30,729,450	30,729,450
	Superintendencia de Sujetos No Financieros		7,666,600	7,666,600
	Consejo de Administración del SIACAP		1,675,700	1,675,700
	Dirección General de Contrataciones Públicas		4,516,535	4,516,535
	Tribunal Administrativo de Contrataciones Públicas		2,146,473	2,146,473
	Autoridad Nacional para la Innovación Gubernamental		5,416,290	5,416,290
	Autoridad Nacional de Transparencia y Acceso a la Información		3,423,735	3,423,735
	Benemérito Cuerpo de Bomberos de la República Panamá		6,055,264	6,055,264
	Empresa de Generación Eléctrica, S.A.		1,361,148	1,361,148
	Superintendencia de Bancos		151,670	151,670
	Superintendencia de Seguros y Reaseguros		7,351,419	7,351,419
	Superintendencia de Mercados de Valores		65,835	65,835
	Fondo Tarifario de Occidente (FTO)	35,000,000		35,000,000
	Al Sector Externo	7,607,433		7,607,433
17	MINISTERIO DE GOBIERNO	1,920,840	179,332,870	181,253,710
	Pensiones y Jubilaciones	1,836,119		1,836,119
	Becas de Estudio	9,721		9,721
	Autoridad del Tránsito y Transporte Terrestre		95,419,860	95,419,860
	Autoridad de Pasaportes de Panamá		4,087,090	4,087,090
	Autoridad Nacional de Descentralización		44,825,920	44,825,920
	Benemérito Cuerpo de Bomberos de la República Panamá		35,000,000	35,000,000
	Autoridad Aeronáutica Civil			
	Al Sector Externo	75,000		75,000
18	MINISTERIO DE SEGURIDAD PÚBLICA	110,112,865		110,112,865
	Pensiones y Jubilaciones	95,919,439		95,919,439
	A Personas	484,349		484,349
	Becas de Estudio	1,331,349		1,331,349
	Al Sector Privado	12,116,341		12,116,341
	Al Sector Externo	261,387		261,387
21	MINISTERIO DE DESARROLLO SOCIAL	1,201,000	14,255,501	15,456,501
	A Personas	265,000		265,000
	Becas de Estudio	16,000		16,000
	Al Sector Privado	850,000		850,000
	Al Gobierno Central	15,000		15,000
	Secretaría Nacional de Discapacidad		6,702,272	6,702,272
	Secretaría Nacional de Niñez, Adolescencia y Familia		7,553,229	7,553,229
	Al Sector Externo	55,000		55,000
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	60,500		60,500
	Becas de Estudio	60,000		60,000
	Al Sector Externo	500		500
27	MINISTERIO DE AMBIENTE	431,000		431,000
	A Personas	10,000		10,000
	Becas de Estudio	5,000		5,000



	Al Sector Externo	416,000	416,000
28	**MINISTERIO DE CULTURA**	7,748,968	7,748,968
	Becas de Estudio	966,920	966,920
	Al Sector Privado	6,382,372	6,382,372
	Al Sector Externo	399,676	399,676
29	**MINISTERIO DE LA MUJER**	535,000	535,000
	Becas de Estudio	200,000	200,000
	Al Sector Privado	200,000	200,000
	Al Sector Externo	135,000	135,000
30	**ÓRGANO JUDICIAL**	8,814,158	8,814,158
	Pensiones y Jubilaciones	44,000	44,000
	A Personas	5,025,058	5,025,058
	Becas de Estudio	2,273,500	2,273,500
	Al Sector Privado	1,471,600	1,471,600
36	**PROCURADURÍA GENERAL DE LA NACIÓN**	2,481,238	2,481,238
	Pensiones y Jubilaciones	2,006,238	2,006,238
	A Personas	100,000	100,000
	Becas de Estudio	375,000	375,000
37	**PROCURADURÍA DE LA ADMINISTRACIÓN**	516,612	516,612
	A Personas	286,704	286,704
	Becas de Estudio	229,908	229,908
40	**TRIBUNAL ELECTORAL**	70,730,457	70,730,457
	Pensiones y Jubilaciones	20,616	20,616
	A Personas	5,530,519	5,530,519
	Becas de Estudio	258,701	258,701
	Al Sector Privado	64,910,621	64,910,621
	Al Sector Externo	10,000	10,000
41	**FISCALÍA GENERAL ELECTORAL**	142,836	142,836
	Becas de Estudio	142,836	142,836
45	**OTROS GASTOS DE LA ADMINISTRACIÓN**	89,321	89,321
	A Personas	17,000	17,000
	Becas de Estudio	62,321	62,321
	Al Sector Privado	10,000	10,000
46	**TRIBUNAL DE CUENTAS**	344,000	344,000
	A Personas	229,000	229,000
	Becas de Estudio	115,000	115,000
47	**FISCALÍA GENERAL DE CUENTAS**	71,300	71,300
	Becas de Estudio	71,300	71,300
49	**DEFENSORÍA DEL PUEBLO**	29,010	29,010
	Becas de Estudio	3,161	3,161
	Al Sector Privado	5,036	5,036
	Al Sector Externo	20,813	20,813



ARTÍCULO 42. Se aprueban las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	1,836,806,401
07	MINISTERIO DE EDUCACIÓN	673,417,667
	IFARHU	338,995,142
	SERTV	5,440,000
	Secretaría Nacional de Ciencia, Tecnología e Innovación	46,093,925
	Instituto Panameño de Deportes	152,560,934
	Instituto Técnico Superior Especializado	17,936,546
	Instituto Panameño de Habilitación Especial	3,100,000
	Universidad Autónoma de Chiriquí	4,705,200
	Universidad de Panamá	15,424,455
	Universidad Marítima Internacional de Panamá	7,200,000
	Universidad Especializada de las Américas	8,189,300
	Universidad Autónoma de los Pueblos Indígenas	180,000
	Universidad Tecnológica de Panamá	73,592,165
08	MIN. DE COMERCIO E INDUSTRIAS	24,000,881
	Autoridad de la Micro, Pequeña y Mediana Empresa	4,717,100
	Autoridad de Turismo de Panamá	14,659,030
	PROPANAMA	1,841,751
	Agencia Panamá-Pacífico	2,783,000
09	MINISTERIO DE OBRAS PÚBLICAS	569,886,000
	Empresa Metro de Panamá, S.A.	569,886,000
10	MIN. DE DES. AGROPECUARIO	159,007,174
	Instituto de Innovación Agropecuaria de Panamá	17,299,464
	Autoridad de los Recursos Acuáticos de Panamá	1,029,700
	Instituto Técnico Superior de Agrotecnología de las Américas	287,200
	Instituto de Mercadeo Agropecuario	58,605,300
	Empresas Mercados Nacionales de la Cadena de Frío	6,853,884
	Banco de Desarrollo Agropecuario (Ley 24)	57,004,026
	Instituto de Seguro Agropecuario	17,927,600
12	MINISTERIO DE SALUD	151,407,999
	Instituto Conmemorativo Gorgas de Estudios de la Salud	4,692,154
	Inst. de Acueductos y Alcantarillados Nacionales	129,554,845
	Autoridad de Aseo Urbano y Domiciliario	17,161,000
13	MIN. DE TRABAJO Y DES. LABORAL	68,819,140
	INADHE	68,819,140
16	MIN. DE ECONOMÍA Y FINANZAS	43,890,433
	Superintendencia de Sujetos No Financieros	2,975,700
	Dirección General de Contrataciones Públicas	1,681,725
	Tribunal Administrativo de Contrataciones Públicas	825,849
	Autoridad Nacional para la Innovación Gubernamental	17,018,200
	Autoridad Nacional de Transparencia y Acceso a la Información	606,001
	Benemérito Cuerpo de Bomberos de la República Panamá	20,782,958
17	MINISTERIO DE GOBIERNO	140,992,500
	Autoridad de Pasaportes de Panamá	3,432,500
	Autoridad Nacional de Descentralización	137,560,000
	Benemérito Cuerpo de Bomberos de la República Panamá	

Autoridad Aeronáutica Civil

21	MIN. DE DESARROLLO SOCIAL	5,384,607
	Secretaría Nacional de Discapacidad	1,987,500
	Secretaría Nacional de Niñez, Adolescencia y Familia	3,397,107

CAPÍTULO XXXI
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 43. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación y formación de mano de obra, se asignan para el año 2024, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	395,917,800
FONDO DE SEGURO EDUCATIVO	395,917,800
Ingresos Tributarios	395,917,800
Impuestos Directos	395,917,800
Seguro Educativo	395,917,800
MINISTERIO DE EDUCACIÓN	128,574,300
Educación Agropecuaria	18,786,300
Fondo Exon. de Matrícula (27%)	106,897,800
Capacitación Gremial Docente	2,890,200
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	14,451,000
Educación Sindical	14,451,000
IFARHU	167,631,600
Becas	132,356,740
Créditos Educativos	35,274,860
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	17,341,200
Gastos de Funcionamiento	17,341,200
Gastos de Inversión	
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	53,468,700
Programas Regulares (INADEH / MITRADEL) 14%	40,462,800
Capacitación del Recurso Humano del Sector Privado (COSPAE) 3.0%	8,670,600
Formación Dual	4,335,300
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	14,451,000
Gastos de Funcionamiento	14,451,000



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 44. Se aprueban los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2024, cuyos resúmenes de ingresos y gastos se expresan a continuacion en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	7,500,031,702	2,298,040,749	9,798,072,451	6,331,511,177	3,466,561,274	9,798,072,451
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,495,558	4,717,100	11,212,658	6,495,558	4,717,100	11,212,658
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	173,018,302	0	173,018,302	151,323,285	21,695,017	173,018,302
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	27,000,000	0	27,000,000	23,700,000	3,300,000	27,000,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,718,800	3,517,100	18,235,900	14,718,800	3,517,100	18,235,900
AUTORIDAD NACIONAL DE ADUANAS	39,722,000	8,381,900	48,103,900	39,722,000	8,381,900	48,103,900
CAJA DE SEGURO SOCIAL	5,829,625,354	1,148,568,846	6,978,194,200	4,910,662,151	2,067,532,049	6,978,194,200
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	19,083,057	13,126,018	32,209,075	19,083,057	13,126,018	32,209,075
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	0	0	0	0	0	0
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	7,972,600	2,975,700	10,948,300	7,972,600	2,975,700	10,948,300
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,335,200	214,500	9,549,700	9,335,200	214,500	9,549,700
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,675,700	0	1,675,700	1,645,700	30,000	1,675,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	186,831,600	358,995,142	545,826,742	19,200,000	526,626,742	545,826,742
SECRETARÍA NACIONAL DE DISCAPACIDAD	6,702,272	6,853,700	13,555,972	6,702,272	6,853,700	13,555,972
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	13,949,481	26,263,635	40,213,116	13,949,481	26,263,635	40,213,116
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	11,126,490	1,029,700	12,156,190	11,126,490	1,029,700	12,156,190
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,516,535	1,770,200	6,286,735	4,516,535	1,770,200	6,286,735
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,146,473	825,849	2,972,322	2,146,473	825,849	2,972,322
AGENCIA PANAMEÑA DE ALIMENTOS	4,060,297	0	4,060,297	3,952,997	107,300	4,060,297
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	17,805,430	5,440,000	23,245,430	17,770,430	5,475,000	23,245,430
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	10,450,000	54,811,425	65,261,425	9,450,000	55,811,425	65,261,425



SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	7,553,229	3,397,107	10,950,336	7,553,229	3,397,107	10,950,336
INSTITUTO PANAMEÑO DE DEPORTES	57,687,971	152,560,934	210,248,905	57,687,971	152,560,934	210,248,905
INST. NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. HUMANO	56,322,957	83,819,140	140,142,097	23,156,249	116,985,848	140,142,097
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	27,308,867	40,594,548	67,903,415	27,308,867	40,594,548	67,903,415
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	70,500,000	3,100,000	73,600,000	70,394,500	3,205,500	73,600,000
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,087,090	3,432,500	7,519,590	4,087,090	3,432,500	7,519,590
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	15,893,000	0	15,893,000	15,489,632	403,368	15,893,000
AUTORIDAD DE TURISMO DE PANAMÁ	23,351,100	19,659,030	43,010,130	13,773,845	29,236,285	43,010,130
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	5,416,290	30,718,200	36,134,490	5,416,290	30,718,200	36,134,490
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	44,825,920	137,560,000	182,385,920	44,825,920	137,560,000	182,385,920
REGISTRO PÚBLICO DE PANAMÁ	64,000,000	2,000,000	66,000,000	58,318,500	7,681,500	66,000,000
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	3,423,735	606,001	4,029,736	3,423,735	606,001	4,029,736
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	61,771,307	20,782,958	82,554,265	61,771,307	20,782,958	82,554,265
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	3,010,891	1,841,751	4,852,642	3,010,891	1,841,751	4,852,642
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	6,800,000	0	6,800,000	6,153,000	647,000	6,800,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	101,370,854	4,705,200	106,076,054	100,220,854	5,855,200	106,076,054
UNIVERSIDAD DE PANAMÁ	319,789,755	63,794,900	383,584,655	317,747,425	65,837,230	383,584,655
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	15,673,621	7,200,000	22,873,621	15,673,621	7,200,000	22,873,621
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	55,690,726	8,189,300	63,880,026	55,220,726	8,659,300	63,880,026
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	2,818,705	180,000	2,998,705	2,818,705	180,000	2,998,705
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	158,641,933	75,692,165	234,334,098	156,138,364	78,195,734	234,334,098
ZONA FRANCA DE BARÚ	590,800	429,000	1,019,800	579,625	440,175	1,019,800
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	7,267,802	287,200	7,555,002	7,267,802	287,200	7,555,002



ARTÍCULO 45.   Se aprueban los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2024, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	3,401,767,697	2,788,456,662	65,848,058	75,438,760	0	6,331,511,177
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	6,455,558	40,000	0	0	0	6,495,558
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	35,025,963	20,848,500	20,010,062	75,438,760	0	151,323,285
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	22,934,250	765,750	0	0	0	23,700,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	14,648,800	70,000	0	0	0	14,718,800
AUTORIDAD NACIONAL DE ADUANAS	39,594,000	128,000	0	0	0	39,722,000
CAJA DE SEGURO SOCIAL	2,258,666,701	2,651,995,450	0	0	0	4,910,662,151
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	18,061,057	1,022,000	0	0	0	19,083,057
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	0	0	0	0	0	0
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	7,620,300	352,300	0	0	0	7,972,600
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,206,200	129,000	0	0	0	9,335,200
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,598,829	46,871	0	0	0	1,645,700
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	18,890,000	310,000	0	0	0	19,200,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,644,172	1,058,100	0	0	0	6,702,272
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	13,537,356	412,125	0	0	0	13,949,481
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	10,952,649	173,841	0	0	0	11,126,490
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	4,493,067	23,468	0	0	0	4,516,535
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	2,096,473	50,000	0	0	0	2,146,473
AGENCIA PANAMEÑA DE ALIMENTOS	3,851,997	101,000	0	0	0	3,952,997
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	16,937,430	833,000	0	0	0	17,770,430
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	8,935,400	514,600	0	0	0	9,450,000
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	7,548,729	4,500	0	0	0	7,553,229
INSTITUTO PANAMEÑO DE DEPORTES	29,173,291	28,514,680	0	0	0	57,687,971



INST. NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. HUMANO	21,463,849	1,692,400	0	0	0	23,156,249
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	27,233,467	75,400	0	0	0	27,308,867
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	68,023,808	2,370,692	0	0	0	70,394,500
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,052,490	34,600	0	0	0	4,087,090
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	13,204,817	2,284,815	0	0	0	15,489,632
AUTORIDAD DE TURISMO DE PANAMÁ	8,689,735	1,046,114	4,037,996	0	0	13,773,845
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	5,395,790	20,500	0	0	0	5,416,290
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	7,417,929	37,407,991	0	0	0	44,825,920
REGISTRO PÚBLICO DE PANAMÁ	16,419,433	99,067	41,800,000	0	0	58,318,500
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	3,297,805	125,930	0	0	0	3,423,735
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	46,855,654	14,915,653	0	0	0	61,771,307
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	3,010,891	0	0	0	0	3,010,891
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	6,018,000	135,000	0	0	0	6,153,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	99,912,748	308,106	0	0	0	100,220,854
UNIVERSIDAD DE PANAMÁ	312,697,325	5,050,100	0	0	0	317,747,425
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	14,292,621	1,381,000	0	0	0	15,673,621
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	54,635,726	585,000	0	0	0	55,220,726
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	2,818,705	0	0	0	0	2,818,705
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	142,619,305	13,519,059	0	0	0	156,138,364
ZONA FRANCA DE BARÚ	567,575	12,050	0	0	0	579,625
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	7,267,802	0	0	0	0	7,267,802



ARTÍCULO 46.   Se aprueban los gastos capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2024, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	3,460,056,817	6,504,457	0	0	3,466,561,274
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	4,717,100	0	0	0	4,717,100
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	21,538,134	156,883	0	0	21,695,017
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	3,300,000	0	0	0	3,300,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	3,517,100	0	0	0	3,517,100
AUTORIDAD NACIONAL DE ADUANAS	8,381,900	0	0	0	8,381,900
CAJA DE SEGURO SOCIAL	2,067,532,049	0	0	0	2,067,532,049
INST. CONMEMORATIVO GORGAS DE EST. DE LA SALUD	13,126,018	0	0	0	13,126,018
SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS	2,975,700	0	0	0	2,975,700
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	214,500	0	0	0	214,500
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	30,000	0	0	30,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	526,626,742	0	0	0	526,626,742
SECRETARÍA NACIONAL DE DISCAPACIDAD	6,853,700	0	0	0	6,853,700
INSTITUTO DE INNOVACIÓN AGROPECUARIA DE PANAMÁ	26,263,635	0	0	0	26,263,635
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,029,700	0	0	0	1,029,700
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	1,770,200	0	0	0	1,770,200
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚB.	825,849	0	0	0	825,849
AGENCIA PANAMEÑA DE ALIMENTOS	107,300	0	0	0	107,300
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	5,440,000	35,000	0	0	5,475,000
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	55,811,425	0	0	0	55,811,425
SEC. NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	3,397,107	0	0	0	3,397,107
INSTITUTO PANAMEÑO DE DEPORTES	152,560,934	0	0	0	152,560,934



INST. NAL. DE FORMACIÓN PROF. Y CAP. PARA DES. HUMANO	116,985,848	0	0	0	116,985,848
INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	40,594,548	0	0	0	40,594,548
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	3,100,000	105,500	0	0	3,205,500
AUTORIDAD DE PASAPORTES DE PANAMÁ	3,432,500	0	0	0	3,432,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	403,368	0	0	0	403,368
AUTORIDAD DE TURISMO DE PANAMÁ	29,236,285	0	0	0	29,236,285
AUTORIDAD NAL. PARA LA INNOVACIÓN GUBERNAMENTAL	30,718,200	0	0	0	30,718,200
AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	137,560,000	0	0	0	137,560,000
REGISTRO PÚBLICO DE PANAMÁ	7,681,500	0	0	0	7,681,500
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	606,001	0	0	0	606,001
BENEMÉRITO CUERPO DE BOMBEROS DE LA REP. DE PMÁ.	20,782,958	0	0	0	20,782,958
AUT. PARA LA ATRACCIÓN DE INV. Y LA PROM. DE EXP.	1,841,751	0	0	0	1,841,751
INST. DE METEOROLOGÍA E HIDROLOGÍA DE PANAMÁ	647,000	0	0	0	647,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	4,705,200	1,150,000	0	0	5,855,200
UNIVERSIDAD DE PANAMÁ	63,794,900	2,042,330	0	0	65,837,230
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,200,000	0	0	0	7,200,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	8,189,300	470,000	0	0	8,659,300
UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS	180,000	0	0	0	180,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	75,692,165	2,503,569	0	0	78,195,734
ZONA FRANCA DE BARÚ	429,000	11,175	0	0	440,175
INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS	287,200	0	0	0	287,200



CAPÍTULO II
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2024:

Ingresos Totales	11,212,658
Menos: Aumento de Reservas	
Ingresos Disponibles	11,212,658
Gastos	11,212,658

ARTÍCULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	11,212,658
102.1.0.0.0.00.	INGRESOS CORRIENTES	6,495,558
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,495,558
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,495,558
102.1.2.3.1.00.	GOBIERNO CENTRAL	6,495,558
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	6,495,558
102.2.0.0.0.00.	INGRESOS DE CAPITAL	4,717,100
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,717,100
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,717,100
102.2.3.2.1.00.	GOBIERNO CENTRAL	4,717,100
102.2.3.2.1.08.	MICI.	4,717,100

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,721,157
Fomento y Desarrollo	1,774,401
Total del Presupuesto de Funcionamiento	**6,495,558**
Inversión	
Garantías	500,000
Capacitación y Asistencia Técnica	731,300
Microcrédito	1,066,200
Capital Semilla	2,219,600
Ventanilla Única	200,000
Total del Presupuesto de Inversión	**4,717,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,212,658**

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2024:



Ingresos Totales	173,018,302
Menos: Aumento de Reservas	
Ingresos Disponibles	173,018,302
Gastos	173,018,302

ARTÍCULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTOR. DEL TRÁNSITO Y TRANSP. TERRESTRE	173,018,302
103.1.0.0.0.00.	INGRESOS CORRIENTES	173,018,302
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	173,018,302
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	98,097,060
103.1.2.3.1.00.	GOBIERNO CENTRAL	95,419,860
103.1.2.3.1.17.	MINISTERIO DE GOBIERNO	95,419,860
103.1.2.3.7.00.	SECTOR PRIVADO	2,677,200
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	2,677,200
103.1.2.4.0.00.	TASAS Y DERECHOS	16,947,990
103.1.2.4.1.00.	DERECHOS	11,720,130
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	11,720,130
103.1.2.4.2.00.	TASAS	5,227,860
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	5,227,860
103.1.2.6.0.00.	INGRESOS VARIOS	57,973,252
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	44,647,712
103.1.2.6.0.25.	COLISIONES	1,575,540
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	11,750,000

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,149,927
Desarrollo del Transporte y Operación	21,900,319
Tranferencias	20,010,062
Subsidios	19,981,100
Subsidios TMPSA	75,438,760
Total del Presupuesto de Funcionamiento	**151,480,168**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	21,538,134
Total del Presupuesto de Inversión	**21,538,134**
TOTAL DEL PRESUPUESTO DE GASTOS	**173,018,302**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2024:



Ingresos Totales	27,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	27,000,000
Gastos	27,000,000

ARTÍCULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	27,000,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	27,000,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	27,000,000
106.1.2.4.0.00.	TASAS Y DERECHOS	26,850,000
106.1.2.4.2.00.	TASAS	26,850,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	25,100,000
106.1.2.4.2.54.	TRANSMISIÓN DE ANUNCIOS PUBLICITARIOS	450,000
106.1.2.4.2.68.	TASA DE PORTABILIDAD NUMÉRICA	1,300,000
106.1.2.6.0.00.	INGRESOS VARIOS	150,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	150,000

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,095,958
Regulación de los Servicios Públicos	10,604,042
Total del Presupuesto de Funcionamiento	**23,700,000**
Inversión	
Admón. y Reg. de los Servicios Públicos	3,300,000
Total del Presupuesto de Inversión	**3,300,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**27,000,000**

CAPÍTULO V
1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 56. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2024:

Ingresos Totales	18,235,900
Menos: Aumento de Reservas	
Ingresos Disponibles	18,235,900
Gastos	18,235,900

ARTÍCULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NAC. ADMINISTRACIÓN DE TIERRAS	18,235,900
107.1.0.0.0.00.	INGRESOS CORRIENTES	14,718,800
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,718,800



107.1.2.1.0.00.	RENTA DE ACTIVOS	300,900
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	300,900
107.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	300,900
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,196,600
107.1.2.3.1.00.	GOBIERNO CENTRAL	12,196,600
107.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	12,196,600
107.1.2.4.0.00.	TASAS Y DERECHOS	2,156,100
107.1.2.4.2.00.	TASAS	2,156,100
107.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	1,804,300
107.1.2.4.2.20.	EXPEDICIÓN DE DOCUMENTO	105,300
107.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	246,500
107.1.2.6.0.00.	INGRESOS VARIOS	65,200
107.1.2.6.0.99.	OTROS INGRESOS VARIOS	65,200
107.2.0.0.0.00.	INGRESOS DE CAPITAL	3,517,100
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	3,517,100
107.2.1.1.0.00.	VENTA DE ACTIVOS	3,517,100
107.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,517,100
107.2.1.1.1.05.	VENTA DE TERRENO	3,517,100

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,209,078
Administración de Tierras	8,509,722
Total del Presupuesto de Funcionamiento	**14,718,800**
Inversión	
Programa Nal. de Titulación de Tierra	3,517,100
Total del Presupuesto de Inversión	**3,517,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,235,900**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 59. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia de 2024:

Ingresos Totales	48,103,900
Menos: Aumento de Reservas	
Ingresos Disponibles	48,103,900
Gastos	48,103,900

ARTÍCULO 60. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	48,103,900
109.1.0.0.0.00.	INGRESOS CORRIENTES	39,722,000
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	38,506,600
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	30,729,450
109.1.2.3.1.00.	GOBIERNO CENTRAL	30,729,450
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	30,729,450



109.1.2.6.0.00.	INGRESOS VARIOS	7,777,150
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	7,777,150
109.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,215,400
109.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,215,400
109.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	1,215,400
109.2.0.0.0.00.	INGRESOS DE CAPITAL	8,381,900
109.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,000,000
109.2.2.2.0.00.	CRÉDITO EXTERNO	8,000,000
109.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	8,000,000
109.2.2.2.1.97.	BID 4517/OC-PN-ADUANAS	8,000,000
109.2.4.0.0.00.	SALDO EN CAJA Y BANCO	381,900
109.2.4.1.0.00.	DISPONIBLE LIBRE EN CAJA	381,900
109.2.4.1.2.00.	INSTITUCIONES DESCENTRALIZADAS	381,900
109.2.4.1.2.01.	SALDO DE CAPITAL	381,900

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	27,885,612
Operaciones Aduaneras	11,836,388
Total del Presupuesto de Funcionamiento	**39,722,000**
Inversión	
Desarrollo del Sistema Aduanero	381,900
Desarrollo del PILA - ADUANAS/BID 4517	8,000,000
Total del Presupuesto de Inversión	**8,381,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**48,103,900**


CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL


ARTÍCULO 62. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2024:

Ingresos Totales	6,978,194,200
Menos: Aumento de Reservas	
Ingresos Disponibles	6,978,194,200
Gastos	6,978,194,200

ARTÍCULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	6,978,194,200
110.1.0.0.0.00.	INGRESOS CORRIENTES	5,829,625,354
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	4,706,765,400
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	4,706,765,400
110.1.1.1.3.00.	CONSTRIBUCIONES A LA SEGURIDAD SOCIAL	4,706,765,400
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	4,441,669,400
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	265,096,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	790,008,966



110.1.2.1.0.00.	RENTA DE ACTIVOS	511,356
110.1.2.1.1.00.	ARRENDAMIENTOS	240,346
110.1.2.1.1.04.	DE VIVIENDAS	240,346
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	271,010
110.1.2.1.4.10.	PRIMA DE SEGUROS	271,010
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	529,132,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	529,132,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	529,132,000
110.1.2.6.0.00.	INGRESOS VARIOS	260,365,610
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	4,006,800
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	198,426,210
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	36,871,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	21,061,600
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	332,850,988
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,532,638
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	3,845,870
110.1.3.1.0.17.	A SECTOR PRIVADO	1,686,768
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	323,835,350
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	60,349,403
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	263,485,947
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	3,483,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	225,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	2,200,000
110.1.3.3.0.04.	COMISIÓN DE ADMINISTRACIÓN DEL SIACAP	1,058,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	1,148,568,846
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	861,469,246
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	10,445,130
110.2.1.3.7.00.	SECTOR PRIVADO	10,445,130
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,152,810
110.2.1.3.7.05.	PRÉSTAMOS PERSONALES	8,292,320
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	851,024,116
110.2.1.4.7.00.	SECTOR PRIVADO	851,024,116
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	851,024,116
110.2.6.0.0.00.	RESERVA	287,099,600
110.2.6.1.0.00.	USO DE RESERVA	287,099,600
110.2.6.1.1.00.	USO DE RESERVA	287,099,600
110.2.6.1.1.01.	RESERVA PARA INVERSIONES	65,980,600
110.2.6.1.1.02.	RESERVA PARA GASTOS CORRIENTES	221,119,000

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	1,235,000
Administración	188,014,000
Enfermedad y Maternidad	1,889,842,151
Invalidez, Vejez y Muerte	2,472,696,000
Riesgos Profesionales	320,887,000
Fondo Complementario	36,871,000
SIACAP	892,000
Fideicomiso IRHE - INTEL	225,000
Total del Presupuesto de Funcionamiento	**4,910,662,151**



Inversión

Remod. y Const. de Estaciones. de Salud	250,000,000
Adquisición de Maquinaria y Equipos	125,000,000
Inversiones Financieras	1,692,532,049
Total del Presupuesto de Inversión	**2,067,532,049**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,978,194,200**

CAPÍTULO VIII
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 65. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2024:

Ingresos Totales	32,209,075
Menos: Aumento de Reservas	
Ingresos Disponibles	32,209,075
Gastos	32,209,075

ARTÍCULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	32,209,075
111.1.0.0.0.00.	INGRESOS CORRIENTES	19,083,057
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	19,083,057
111.1.2.1.0.00.	RENTA DE ACTIVOS	705,000
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	705,000
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	705,000
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	18,378,057
111.1.2.3.1.00.	GOBIERNO CENTRAL	18,378,057
111.1.2.3.1.12.	MINISTERIO DE SALUD	18,378,057
111.2.0.0.0.00.	INGRESOS DE CAPITAL	13,126,018
111.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,433,864
111.2.2.2.0.00.	CRÉDITO EXTERNO	8,433,864
111.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	8,433,864
111.2.2.2.1.17.	GORGAS - BCIE 2206	8,433,864
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,692,154
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,692,154
111.2.3.2.1.00.	GOBIERNO CENTRAL	4,692,154
111.2.3.2.1.12.	MINISTERIO DE SALUD	4,692,154

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,540,000
Investigación en Salud Pública	10,543,057
Total del Presupuesto de Funcionamiento	**19,083,057**

41



Inversión

Const. y Remodelac. de Instalaciones	11,683,864
Investigación	1,442,154
Total del Presupuesto de Inversión	**13,126,018**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,209,075**

CAPÍTULO IX
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 68. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2024:

Ingresos Totales	0
Menos: Aumento de Reservas	0
Ingresos Disponibles	0
Gastos	0

ARTÍCULO 69. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES	0
112.1.0.0.0.00.	INGRESOS CORRIENTES	0
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	0
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	0
112.1.2.3.1.00.	GOBIERNO CENTRAL	0
112.1.2.3.1.12.	MINISTERIO DE SALUD	0

ARTÍCULO 70. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imág. Moleculares	0
Total del Presupuesto de Funcionamiento	**0**
TOTAL DEL PRESUPUESTO DE GASTOS	**0**

CAPÍTULO X
1.13 SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS

ARTÍCULO 71. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal de 2024:

Ingresos Totales	10,948,300
Menos: Aumento de Reservas	
Ingresos Disponibles	10,948,300
Gastos	10,948,300

ARTÍCULO 72. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



113.0.0.0.0.00.	SSNF	10,948,300
113.1.0.0.0.00.	INGRESOS CORRIENTES	7,972,600
113.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,972,600
113.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,666,600
113.1.2.3.1.00.	GOBIERNO CENTRAL	7,666,600
113.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	7,666,600
113.1.2.6.0.00.	INGRESOS VARIOS	306,000
113.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	248,210
113.1.2.6.0.32.	SPEED JOYEROS Y ARGENTO VIVO	57,790
113.2.0.0.0.00.	INGRESOS DE CAPITAL	2,975,700
113.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,975,700
113.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,975,700
113.2.3.2.1.00.	GOBIERNO CENTRAL	2,975,700
113.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,975,700

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE SUJETOS NO FINANCIEROS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,763,909
Supervisión y Regulación	3,208,691
Total del Presupuesto de Funcionamiento	**7,972,600**
Inversión	
Fortalecimiento Institucional	2,975,700
Total del Presupuesto de Inversión	**2,975,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,948,300**

CAPÍTULO XI
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2024:

Ingresos Totales	9,549,700
Menos: Aumento de Reservas	
Ingresos Disponibles	9,549,700
Gastos	9,549,700

ARTÍCULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	9,549,700
114.1.0.0.0.00.	INGRESOS CORRIENTES	9,335,200
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,335,200
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,325,200
114.1.2.3.1.00.	GOBIERNO CENTRAL	9,325,200
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	9,325,200



114.1.2.6.0.00. INGRESOS VARIOS	10,000
114.1.2.6.0.38. MULTAS POR USO DE BOLSAS PLÁSTICAS	10,000
114.2.0.0.0.00. INGRESOS DE CAPITAL	214,500
114.2.4.0.0.00. SALDO EN CAJA Y BANCO	214,500
114.2.4.1.0.00. DISPONIBLE LIBRE EN CAJA	214,500
114.2.4.1.2.00. INSTITUCIONES DESCENTRALIZADAS	214,500
114.2.4.1.2.01. SALDO DE CAPITAL	214,500

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,305,537
Libre Competencia	861,321
Protección al Consumidor	3,168,342
Total del Presupuesto de Funcionamiento	**9,335,200**
Inversión	
Programa de Promoción de la Competencia	214,500
Total del Presupuesto de Inversión	**214,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,549,700**

CAPÍTULO XII
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 77. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2024:

Ingresos Totales	1,675,700
Menos: Aumento de Reservas	
Ingresos Disponibles	1,675,700
Gastos	1,675,700

ARTÍCULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00. CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,675,700
115.1.0.0.0.00. INGRESOS CORRIENTES	1,675,700
115.1.2.0.0.00. INGRESOS NO TRIBUTARIOS	1,675,700
115.1.2.3.0.00. TRANSFERENCIAS CORRIENTES	1,675,700
115.1.2.3.1.00. GOBIERNO CENTRAL	1,675,700
115.1.2.3.1.16. MINISTERIO DE ECONOMÍA Y FINANZAS	1,675,700

ARTÍCULO 79. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,675,700
Total del Presupuesto de Funcionamiento	**1,675,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,675,700**

CAPÍTULO XIII
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO
DE LOS RECURSOS HUMANOS

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2024:

Ingresos Totales	545,826,742
Menos: Aumento de Reservas	
Ingresos Disponibles	545,826,742
Gastos	545,826,742

ARTÍCULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	545,826,742
120.1.0.0.0.00.	INGRESOS CORRIENTES	186,831,600
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	167,631,600
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	167,631,600
120.1.1.1.4.00.	SEGURO EDUCATIVO	167,631,600
120.1.1.1.4.99.	SEGURO EDUCATIVO	167,631,600
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,200,000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,120,000
120.1.2.3.1.00.	GOBIERNO CENTRAL	9,120,000
120.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	9,120,000
120.1.2.4.0.00.	TASAS Y DERECHOS	2,000,000
120.1.2.4.2.00.	TASAS	2,000,000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	2,000,000
120.1.2.6.0.00.	INGRESOS VARIOS	1,080,000
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	180,000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	900,000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	358,995,142
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	20,000,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	20,000,000
120.2.1.3.7.00.	SECTOR PRIVADO	20,000,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS - INVERSIÓN	20,000,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	338,995,142
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	338,995,142
120.2.3.2.1.00.	GOBIERNO CENTRAL	338,995,142
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	338,995,142

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuacion se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,062,948

Asistencia y Crédito Educativo	1,826,265
Planificación de Recursos Humanos	310,787
Total del Presupuesto de Funcionamiento	**19,200,000**
Inversión	
Crédito Educativo	105,274,860
Construcciones, Mej. y Equipamiento	150,000
Becas de Asistencia Educ. y Auxilio Eco.	421,201,882
Total del Presupuesto de Inversión	**526,626,742**
TOTAL DEL PRESUPUESTO DE GASTOS	**545,826,742**

CAPÍTULO XIV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 83. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2024:

Ingresos Totales	13,555,972
Menos: Aumento de Reservas	
Ingresos Disponibles	13,555,972
Gastos	13,555,972

ARTÍCULO 84. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SENADIS	13,555,972
121.1.0.0.0.00.	INGRESOS CORRIENTES	6,702,272
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,702,272
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,702,272
121.1.2.3.1.00.	GOBIERNO CENTRAL	6,702,272
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	6,702,272
121.2.0.0.0.00.	INGRESOS DE CAPITAL	6,853,700
121.2.2.0.0.00.	RECURSOS DEL CRÉDITO	4,866,200
121.2.2.2.0.00.	CRÉDITO EXTERNO	4,866,200
121.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	4,866,200
121.2.2.2.1.54.	BID 5127/OC-PN - SENADIS	4,866,200
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,987,500
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,987,500
121.2.3.2.1.00.	GOBIERNO CENTRAL	1,987,500
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,987,500

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,329,074
Equiparación de Oportunidades	3,373,198
Total del Presupuesto de Funcionamiento	**6,702,272**
Inversión	
Construcción, Mejoras, Equip. y Cap.	252,800
Equiparación de Oportunidades	1,279,498

Fortalecimiento Institucional	170,000
BID 5127/OC-PN-SENADIS	5,151,402
Total del Presupuesto de Inversión	**6,853,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,555,972**

CAPÍTULO XV
1.25 INSTITUTO DE INNOVACIÓN AGROPECUARIA

ARTÍCULO 86. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2024:

Ingresos Totales	40,213,116
Menos: Aumento de Reservas	
Ingresos Disponibles	40,213,116
Gastos	40,213,116

ARTÍCULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INNOVACIÓN AGROPECUARIA	40,213,116
125.1.0.0.0.00.	INGRESOS CORRIENTES	13,949,481
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,949,481
125.1.2.1.0.00.	RENTA DE ACTIVOS	616,045
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	616,045
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	616,045
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	13,333,436
125.1.2.3.1.00.	GOBIERNO CENTRAL	13,333,436
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	13,333,436
125.2.0.0.0.00.	INGRESOS DE CAPITAL	26,263,635
125.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,564,171
125.2.2.2.0.00.	CRÉDITO EXTERNO	8,564,171
125.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	8,564,171
125.2.2.2.1.88.	BID 5316/OC/PN - IDIAP	8,564,171
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17,699,464
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17,699,464
125.2.3.2.1.00.	GOBIERNO CENTRAL	17,299,464
125.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	17,299,464
125.2.3.2.8.00.	SECTOR EXTERNO	400,000
125.2.3.2.8.38.	FONTAGRO - IDIAP	400,000

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE INNOVACIÓN AGROPECUARIA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,796,077
Investigaciones Agropecuarias	9,153,404
Total del Presupuesto de Funcionamiento	**13,949,481**
Inversión	
Investigación e Innovación Agropecuaria	3,803,264
Apoyo Invest. e Innovación Agropecuaria	22,384,383

Crédito de Contingencia	75,988
Total del Presupuesto de Inversión	**26,263,635**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,213,116**

CAPÍTULO XVI
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 89. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	12,156,190
Menos: Aumento de Reservas	
Ingresos Disponibles	12,156,190
Gastos	12,156,190

ARTÍCULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	12,156,190
126.1.0.0.0.00.	INGRESOS CORRIENTES	11,126,490
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11,126,490
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,299,920
126.1.2.3.1.00.	GOBIERNO CENTRAL	8,299,920
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	8,299,920
126.1.2.4.0.00.	TASAS Y DERECHOS	2,326,570
126.1.2.4.1.00.	DERECHOS	2,326,570
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,326,570
126.1.2.6.0.00.	INGRESOS VARIOS	500,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	500,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	1,029,700
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,029,700
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,029,700
126.2.3.2.1.00.	GOBIERNO CENTRAL	1,029,700
126.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	1,029,700

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	5,668,401
Desarr. y Conserv. Rec. Acuáticos	5,458,089
Total del Presupuesto de Funcionamiento	**11,126,490**
Inversión	
Invest. y Desar. Recursos Acuáticos	1,029,700
Total del Presupuesto de Inversión	**1,029,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,156,190**



CAPÍTULO XVII
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 92. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2024:

Ingresos Totales	6,286,735
Menos: Aumento de Reservas	
Ingresos Disponibles	6,286,735
Gastos	6,286,735

ARTÍCULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	CONTRATACIONES PÚBLICAS	6,286,735
127.1.0.0.0.00.	INGRESOS CORRIENTES	4,516,535
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,516,535
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,516,535
127.1.2.3.1.00.	GOBIERNO CENTRAL	4,516,535
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	4,516,535
127.2.0.0.0.00.	INGRESOS DE CAPITAL	1,770,200
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,770,200
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,770,200
127.2.3.2.1.00.	GOBIERNO CENTRAL	1,681,725
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,681,725
127.2.3.2.8.00.	SECTOR EXTERNO	88,475
127.2.3.2.8.40.	DONACIÓN BIRF - DGCP	88,475

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. y Regulac. de las Contrataciones	2,676,412
Admón.y Desarrollo de la Compras Gub.	1,840,123
Total del Presupuesto de Funcionamiento	**4,516,535**
Inversión	
Modernización de los Serv. de Cont. Púb.	1,770,200
Total del Presupuesto de Inversión	**1,770,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,286,735**

CAPÍTULO XVIII
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2024:



Ingresos Totales	2,972,322
Menos: Aumento de Reservas	
Ingresos Disponibles	2,972,322
Gastos	2,972,322

ARTÍCULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL DE CONTRATACIONES PÚBLICAS	2,972,322
128.1.0.0.0.00.	INGRESOS CORRIENTES	2,146,473
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,146,473
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,146,473
128.1.2.3.1.00.	GOBIERNO CENTRAL	2,146,473
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,146,473
128.2.0.0.0.00.	INGRESOS DE CAPITAL	825,849
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	825,849
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	825,849
128.2.3.2.1.00.	GOBIERNO CENTRAL	825,849
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	825,849

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,057,698
Operaciones Juridiccionales	1,088,775
Total del Presupuesto de Funcionamiento	**2,146,473**
Inversión	
Construcción y Rehab. de Instalaciones	625,849
Modernización del Sistema Jurídico	200,000
Total del Presupuesto de Inversión	**825,849**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,972,322**


CAPÍTULO XIX
1.29 AGENCIA PANAMEÑA DE ALIMENTOS


ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2024:

Ingresos Totales	4,060,297
Menos: Aumento de Reservas	
Ingresos Disponibles	4,060,297
Gastos	4,060,297

ARTÍCULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

129.0.0.0.0.00.	AGENCIA PANAMEÑA DE ALIMENTOS	4,060,297



129.1.0.0.0.00.	INGRESOS CORRIENTES	4,060,297
129.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,060,297
129.1.2.1.0.00.	RENTA DE ACTIVOS	1,570,997
129.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,570,997
129.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,570,997
129.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,486,200
129.1.2.3.1.00.	GOBIERNO CENTRAL	2,486,200
129.1.2.3.1.12.	MINISTERIO DE SALUD	2,486,200
129.1.2.6.0.00.	INGRESOS VARIOS	3,100
129.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,100

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMEÑA DE ALIMENTOS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección General	2,350,203
Gestión y Verificación	1,602,794
Total del Presupuesto de Funcionamiento	**3,952,997**
Inversión	
Fortalecimiento Institucional	32,300
Sistema Integrado de Trámites	75,000
Total del Presupuesto de Inversión	**107,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,060,297**

CAPÍTULO XX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2024:

Ingresos Totales	23,245,430
Menos: Aumento de Reservas	
Ingresos Disponibles	23,245,430
Gastos	23,245,430

ARTÍCULO 102. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA DE RADIO Y TELEVISIÓN	23,245,430
131.1.0.0.0.00.	INGRESOS CORRIENTES	17,805,430
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	17,341,200
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	17,341,200
131.1.1.1.4.00.	SEGURO EDUCATIVO	17,341,200
131.1.1.1.4.98.	OTROS SEGURO EDUCATIVO - FUNCIONAMIENTO	17,341,200
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	464,230
131.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	164,230
131.1.2.3.1.00.	GOBIERNO CENTRAL	164,230
131.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	164,230
131.1.2.6.0.00.	INGRESOS VARIOS	300,000
131.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	300,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	5,440,000



131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,440,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,440,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	5,440,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,440,000

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,278,900
Operaciones de Radio y Televisión	7,526,530
Total del Presupuesto de Funcionamiento	**17,805,430**
Inversión	
Modernización de Radio y Telev. Estatal	5,440,000
Total del Presupuesto de Inversión	**5,440,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**23,245,430**

CAPÍTULO XXI
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 104. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2024:

Ingresos Totales	65,261,425
Menos: Aumento de Reservas	
Ingresos Disponibles	65,261,425
Gastos	65,261,425

ARTÍCULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOG. E INN.	65,261,425
132.1.0.0.0.00.	INGRESOS CORRIENTES	10,450,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,450,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,450,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	9,450,000
132.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	9,450,000
132.1.2.6.0.00.	INGRESOS VARIOS	1,000,000
132.1.2.6.0.52.	INGRESOS VARIOS FONACITI	1,000,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	54,811,425
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	8,717,500
132.2.2.2.0.00.	CRÉDITO EXTERNO	8,717,500
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	8,717,500
132.2.2.2.1.51.	BID 2024 - SENACYT	4,117,500
132.2.2.2.1.52.	CAF 2024 - SENACYT	4,600,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	46,093,925
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	46,093,925
132.2.3.2.1.00.	GOBIERNO CENTRAL	46,093,925
132.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	46,093,925



ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	9,450,000
Total del Presupuesto de Funcionamiento	**9,450,000**
Inversión	
Ciencia y Tecnología	55,811,425
Total del Presupuesto de Inversión	**55,811,425**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,261,425**

CAPÍTULO XXII
1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 107. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2024:

Ingresos Totales	10,950,336
Menos: Aumento de Reservas	
Ingresos Disponibles	10,950,336
Gastos	10,950,336

ARTÍCULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	10,950,336
134.1.0.0.0.00.	INGRESOS CORRIENTES	7,553,229
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,553,229
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,553,229
134.1.2.3.1.00.	GOBIERNO CENTRAL	7,553,229
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	7,553,229
134.2.0.0.0.00.	INGRESOS DE CAPITAL	3,397,107
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,397,107
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,397,107
134.2.3.2.1.00.	GOBIERNO CENTRAL	3,397,107
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,397,107

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,334,865
Prot. y Prom. Integral de Niñez y Adole.	3,218,364
Total del Presupuesto de Funcionamiento	**7,553,229**
Inversión	
Sistema de Protección Integral de Niñez	3,168,555

Impl. Derechos Niñez, Adolesc. Familia	228,552
Total del Presupuesto de Inversión	**3,397,107**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,950,336**

CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2024:

Ingresos Totales	210,248,905
Menos: Aumento de Reservas	
Ingresos Disponibles	210,248,905
Gastos	210,248,905

ARTÍCULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	210,248,905
135.1.0.0.0.00.	INGRESOS CORRIENTES	57,687,971
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	57,687,971
135.1.2.1.0.00.	RENTA DE ACTIVOS	200,000
135.1.2.1.1.00.	ARRENDAMIENTOS	200,000
135.1.2.1.1.01.	ARRENDAMIENTOS	200,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	57,457,971
135.1.2.3.1.00.	GOBIERNO CENTRAL	57,457,971
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	57,457,971
135.1.2.6.0.00.	INGRESOS VARIOS	30,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	30,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	152,560,934
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	152,560,934
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	152,560,934
135.2.3.2.1.00.	GOBIERNO CENTRAL	152,560,934
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	152,560,934

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,331,693
Fomento y Promoción del Deporte	39,215,725
Diseño Const. y Mant. de Obras e Inst.	3,879,953
Transferencias Varias	260,600
Total del Presupuesto de Funcionamiento	**57,687,971**
Inversión	
Construcciones y Mejoras	145,141,087
Desarrollo Social	5,419,847
Fortalecimiento	2,000,000
Total del Presupuesto de Inversión	**152,560,934**
TOTAL DEL PRESUPUESTO DE GASTOS	**210,248,905**



CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2024:

Ingresos Totales	140,142,097
Menos: Aumento de Reservas	
Ingresos Disponibles	140,142,097
Gastos	140,142,097

ARTÍCULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAP.	140,142,097
137.1.0.0.0.00.	INGRESOS CORRIENTES	56,322,957
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	53,468,700
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	53,468,700
137.1.1.1.4.00.	SEGURO EDUCATIVO	53,468,700
137.1.1.1.4.99.	SEGURO EDUCATIVO	53,468,700
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,854,257
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,698,157
137.1.2.3.1.00.	GOBIERNO CENTRAL	2,698,157
137.1.2.3.1.13.	MINISTERIO DE TRABAJO	2,698,157
137.1.2.6.0.00.	INGRESOS VARIOS	66,100
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	66,100
137.2.0.0.0.00.	INGRESOS DE CAPITAL	83,819,140
137.2.2.0.0.00.	RECURSOS DEL CRÉDITO	15,000,000
137.2.2.2.0.00.	CRÉDITO EXTERNO	15,000,000
137.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	15,000,000
137.2.2.2.1.69.	CAF - INADEH	15,000,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	68,819,140
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	68,819,140
137.2.3.2.1.00.	GOBIERNO CENTRAL	68,819,140
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	68,819,140

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,727,484
Formación de Recursos Humanos	7,428,765
Total del Presupuesto de Funcionamiento	**23,156,249**
Inversión	
Construcciones y Mejoras a Obras	58,565,800



Equipamiento de Centros y Subcentros	23,634,060
Granjas Sostenibles	942,000
Sistema de Formación Profesional - Dual	4,343,680
Formación y Capacitación Desarrollo H.	25,707,455
Fortalecimiento Institucional	3,792,853
Total del Presupuesto de Inversión	**116,985,848**
TOTAL DEL PRESUPUESTO DE GASTOS	**140,142,097**

CAPÍTULO XXV
1.39 INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2024:

Ingresos Totales	67,903,415
Menos: Aumento de Reservas	
Ingresos Disponibles	67,903,415
Gastos	67,903,415

ARTÍCULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

139.0.0.0.0.00.	INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO	67,903,415
139.1.0.0.0.00.	INGRESOS CORRIENTES	27,308,867
139.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	27,308,867
139.1.2.1.0.00.	RENTA DE ACTIVOS	75,000
139.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	75,000
139.1.2.1.3.98.	OTROS SERVICIOS DE AUTOGESTIÓN	75,000
139.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	26,898,451
139.1.2.3.1.00.	GOBIERNO CENTRAL	26,898,451
139.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	26,898,451
139.1.2.4.0.00.	TASAS Y DERECHOS	335,416
139.1.2.4.1.00.	DERECHOS	335,416
139.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	335,416
139.2.0.0.0.00.	INGRESOS DE CAPITAL	40,594,548
139.2.2.0.0.00.	RECURSOS DEL CRÉDITO	22,658,002
139.2.2.2.0.00.	CRÉDITO EXTERNO	22,658,002
139.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	22,658,002
139.2.2.2.1.36.	BID 4689/OC-PN - ITSE	7,658,002
139.2.2.2.1.53.	CAF 2024 - ITSE	15,000,000
139.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17,936,546
139.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17,936,546
139.2.3.2.1.00.	GOBIERNO CENTRAL	17,936,546
139.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	17,936,546

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR ESPECIALIZADO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,819,512



Educación Técnica Superior	13,489,355
Total del Presupuesto de Funcionamiento	**27,308,867**
Inversión	
Suministros y Equipamiento	10,061,296
Oferta Educativa y Gestión Académica	29,543,252
Investigacion y Transferencia Tecnolog	990,000
Total del Presupuesto de Inversión	**40,594,548**
TOTAL DEL PRESUPUESTO DE GASTOS	**67,903,415**

CAPÍTULO XXVI
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2024:

Ingresos Totales	73,600,000
Menos: Aumento de Reservas	
Ingresos Disponibles	73,600,000
Gastos	73,600,000

ARTÍCULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INST. PANAMEÑO DE HABILITACIÓN ESPECIAL	73,600,000
140.1.0.0.0.00.	INGRESOS CORRIENTES	70,500,000
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	70,500,000
140.1.2.1.0.00.	RENTA DE ACTIVOS	404,320
140.1.2.1.1.00.	ARRENDAMIENTOS	4,702
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,702
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	398,618
140.1.2.1.3.09.	TALLERES ARTESANALES	393,718
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	4,900
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	1,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	69,511,270
140.1.2.3.1.00.	GOBIERNO CENTRAL	69,511,270
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	69,511,270
140.1.2.4.0.00.	TASAS Y DERECHOS	242,700
140.1.2.4.1.00.	DERECHOS	12,700
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	12,700
140.1.2.4.2.00.	TASAS	230,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	230,000
140.1.2.6.0.00.	INGRESOS VARIOS	341,710
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	341,710
140.2.0.0.0.00.	INGRESOS DE CAPITAL	3,100,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,100,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,100,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	3,100,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,100,000



ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,466,233
Servicios de Habilitación	53,493,963
Servicio de Apoyo	4,846,971
Producción y Capacitación Laboral	903,341
Transferencias Varias	1,789,492
Total del Presupuesto de Funcionamiento	**70,500,000**
Inversión	
Construcciones y Reparaciones	2,000,000
Suministros y Equipamiento	1,100,000
Total del Presupuesto de Inversión	**3,100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**73,600,000**

CAPÍTULO XXVII
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 122. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	7,519,590
Menos: Aumento de Reservas	
Ingresos Disponibles	7,519,590
Gastos	7,519,590

ARTÍCULO 123. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

141.0.0.0.0.00.	PASAPORTES	7,519,590
141.1.0.0.0.00.	INGRESOS CORRIENTES	4,087,090
141.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,087,090
141.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,087,090
141.1.2.3.1.00.	GOBIERNO CENTRAL	4,087,090
141.1.2.3.1.17.	MINISTERIO DE GOBIERNO	4,087,090
141.2.0.0.0.00.	INGRESOS DE CAPITAL	3,432,500
141.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,432,500
141.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,432,500
141.2.3.2.1.00.	GOBIERNO CENTRAL	3,432,500
141.2.3.2.1.17.	MINISTERIO DE GOBIERNO	3,432,500

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,612,930
Expedición y Autorización de Pasaporte	474,160
Total del Presupuesto de Funcionamiento	**4,087,090**



Inversión

Modernización y Act. del Pasaporte	3,432,500
Total del Presupuesto de Inversión	**3,432,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,519,590**

CAPÍTULO XXVIII
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2024:

Ingresos Totales	15,893,000
Menos: Aumento de Reservas	
Ingresos Disponibles	15,893,000
Gastos	15,893,000

ARTÍCULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	15,893,000
142.1.0.0.0.00.	INGRESOS CORRIENTES	15,893,000
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	14,451,000
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	14,451,000
142.1.1.1.4.00.	SEGURO EDUCATIVO	14,451,000
142.1.1.1.4.99.	SEGURO EDUCATIVO	14,451,000
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,442,000
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,300,000
142.1.2.3.7.00.	SECTOR PRIVADO	1,300,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	1,300,000
142.1.2.6.0.00.	INGRESOS VARIOS	142,000
142.1.2.6.0.32.	SPEED JOYEROS Y ARGENTO VIVO	120,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	22,000

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia la fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	660,200
Dirección y Administración General S.E.	7,129,250
Promoción y Fortalecimiento	378,432
Promoción y Fortalecimiento S.E.	7,321,750
Total del Presupuesto de Funcionamiento	**15,489,632**
Inversión	
Reparación de Edificios	255,000
Equipamento	148,368
Total del Presupuesto de Inversión	**403,368**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,893,000**



CAPÍTULO XXIX
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2024:

Ingresos Totales	43,010,130
Menos: Aumento de Reservas	
Ingresos Disponibles	43,010,130
Gastos	43,010,130

ARTÍCULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	43,010,130
145.1.0.0.0.00.	INGRESOS CORRIENTES	23,351,100
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,351,100
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,483,961
145.1.2.1.1.00.	ARRENDAMIENTOS	1,483,961
145.1.2.1.1.01.	ARRENDAMIENTOS	1,483,961
145.1.2.4.0.00.	TASAS Y DERECHOS	21,714,139
145.1.2.4.2.00.	TASAS	21,714,139
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	21,714,139
145.1.2.6.0.00.	INGRESOS VARIOS	153,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	153,000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	19,659,030
145.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,000,000
145.2.2.2.0.00.	CRÉDITO EXTERNO	5,000,000
145.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	5,000,000
145.2.2.2.1.46.	BID 4944/OC-PN - ATP	5,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	14,659,030
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	14,659,030
145.2.3.2.1.00.	GOBIERNO CENTRAL	14,659,030
145.2.3.2.1.08.	MICI.	14,659,030

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para vigencia la fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,331,730
Fomento del Turismo	3,201,119
Transferencias Varias	4,240,996
Total del Presupuesto de Funcionamiento	**13,773,845**
Inversión	
Promoción Turística	23,659,030
Integración de las Ciudades Voc. T.	5,577,255
Total del Presupuesto de Inversión	**29,236,285**
TOTAL DEL PRESUPUESTO DE GASTOS	**43,010,130**



CAPÍTULO XXX
1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2024:

Ingresos Totales	36,134,490
Menos: Aumento de Reservas	
Ingresos Disponibles	36,134,490
Gastos	36,134,490

ARTÍCULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

146.0.0.0.0.00.	INNOVACIÓN	36,134,490
146.1.0.0.0.00.	INGRESOS CORRIENTES	5,416,290
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,416,290
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,416,290
146.1.2.3.1.00.	GOBIERNO CENTRAL	5,416,290
146.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	5,416,290
146.2.0.0.0.00.	INGRESOS DE CAPITAL	30,718,200
146.2.2.0.0.00.	RECURSOS DEL CRÉDITO	13,700,000
146.2.2.2.0.00.	CRÉDITO EXTERNO	13,700,000
146.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	13,700,000
146.2.2.2.1.19.	BID 5501/OC-PN-AIG	13,700,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17,018,200
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17,018,200
146.2.3.2.1.00.	GOBIERNO CENTRAL	17,018,200
146.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	17,018,200

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,227,500
Modernización de la Gestión Pública	2,188,790
Total del Presupuesto de Funcionamiento	**5,416,290**
Inversión	
Mejoras, Instalación y Equipamento	30,718,200
Total del Presupuesto de Inversión	**30,718,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**36,134,490**

CAPÍTULO XXXI
1.47 AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2024:

Ingresos Totales	182,385,920
Menos: Aumento de Reservas	



Ingresos Disponibles	182,385,920
Gastos	182,385,920

ARTÍCULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

147.0.0.0.0.00.	AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN	182,385,920
147.1.0.0.0.00.	INGRESOS CORRIENTES	44,825,920
147.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	44,825,920
147.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	44,825,920
147.1.2.3.1.00.	GOBIERNO CENTRAL	44,825,920
147.1.2.3.1.17.	MINISTERIO DE GOBIERNO	44,825,920
147.2.0.0.0.00.	INGRESOS DE CAPITAL	137,560,000
147.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	137,560,000
147.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	137,560,000
147.2.3.2.1.00.	GOBIERNO CENTRAL	137,560,000
147.2.3.2.1.17.	MINISTERIO DE GOBIERNO	137,560,000

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE DESCENTRALIZACIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,457,929
Administración Descentralizada	37,367,991
Total del Presupuesto de Funcionamiento	**44,825,920**
Inversión	
Inver. Obras Púb. y Serv. Municipales	84,810,000
Transferencia IBI Inversión	52,500,000
Suministro y Equipamiento	250,000
Total del Presupuesto de Inversión	**137,560,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**182,385,920**


CAPÍTULO XXXII
1.48 REGISTRO PÚBLICO DE PANAMÁ


ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	66,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	66,000,000
Gastos	66,000,000

ARTÍCULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	66,000,000
148.1.0.0.0.00.	INGRESOS CORRIENTES	64,000,000
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	64,000,000
148.1.2.4.0.00.	TASAS Y DERECHOS	60,600,000

148.1.2.4.1.00.	DERECHOS	60,600,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	48,744,000
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	7,600,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	4,256,000
148.1.2.6.0.00.	INGRESOS VARIOS	3,400,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,400,000
148.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
148.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,000,000
148.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,000,000
148.2.4.2.0.01.	SALDO EN BANCO	2,000,000

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,397,537
Operaciones de Registro Público	6,153,464
Archivos Nacionales	967,499
Tansferencias Varias	41,800,000
Total del Presupuesto de Funcionamiento	**58,318,500**
Inversión	
Edificaciones	585,671
Equipo de Informática	6,857,879
Estudio, Restauración y Conservación	237,950
Total del Presupuesto de Inversión	**7,681,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,000,000**

CAPÍTULO XXXIII
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 140. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2024:

Ingresos Totales	4,029,736
Menos: Aumento de Reservas	
Ingresos Disponibles	4,029,736
Gastos	4,029,736

ARTÍCULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

150.0.0.0.0.00.	AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO A LA INF.	4,029,736
150.1.0.0.0.00.	INGRESOS CORRIENTES	3,423,735
150.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,423,735
150.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,423,735
150.1.2.3.1.00.	GOBIERNO CENTRAL	3,423,735
150.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,423,735
150.2.0.0.0.00.	INGRESOS DE CAPITAL	606,001
150.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	606,001
150.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	606,001
150.2.3.2.1.00.	GOBIERNO CENTRAL	606,001

150.2.3.2.1.16. MINISTERIO DE ECONOMÍA Y FINANZAS   606,001

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,423,735
Total del Presupuesto de Funcionamiento	**3,423,735**
Inversión	
Construcciones y Equipamiento	606,001
Total del Presupuesto de Inversión	**606,001**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,029,736**


CAPÍTULO XXXIV
1.51 BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ


ARTÍCULO 143. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	82,554,265
Menos: Aumento de Reservas	
Ingresos Disponibles	82,554,265
Gastos	82,554,265

ARTÍCULO 144. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

151.0.0.0.0.00.	BOMBEROS	82,554,265
151.1.0.0.0.00.	INGRESOS CORRIENTES	61,771,307
151.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	59,771,307
151.1.2.1.0.00.	RENTA DE ACTIVOS	50,000
151.1.2.1.1.00.	ARRENDAMIENTOS	50,000
151.1.2.1.1.02.	DE LOTES Y TIERRAS	50,000
151.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	41,055,264
151.1.2.3.1.00.	GOBIERNO CENTRAL	41,055,264
151.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	6,055,264
151.1.2.3.1.17.	MINISTERIO DE GOBIERNO	35,000,000
151.1.2.4.0.00.	TASAS Y DERECHOS	18,536,043
151.1.2.4.2.00.	TASAS	18,536,043
151.1.2.4.2.81.	TARIFA DE COBRO ZONAS REGIONALES Y PANAMÁ - BOMBEROS	18,536,043
151.1.2.6.0.00.	INGRESOS VARIOS	130,000
151.1.2.6.0.99.	OTROS INGRESOS VARIOS	130,000
151.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	2,000,000
151.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	2,000,000
151.1.3.2.4.00.	INTERMEDIARIOS FINANCIEROS	2,000,000
151.1.3.2.4.51.	INTERESES FIDEICOMISO - BOMBEROS	2,000,000
151.2.0.0.0.00.	INGRESOS DE CAPITAL	20,782,958
151.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	20,782,958
151.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	20,782,958
151.2.3.2.1.00.	GOBIERNO CENTRAL	20,782,958

151.2.3.2.1.16. MINISTERIO DE ECONOMÍA Y FINANZAS	20,782,958

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BENEMÉRITO CUERPO DE BOMBEROS DE LA REPÚBLICA DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,217,925
Prevención, Protección y Salvamento	36,553,382
Total del Presupuesto de Funcionamiento	**61,771,307**
Inversión	
Fortalecimiento Institucional	18,330,709
Construcción y Rehabilitación	2,452,249
Total del Presupuesto de Inversión	**20,782,958**
TOTAL DEL PRESUPUESTO DE GASTOS	**82,554,265**


CAPÍTULO XXXV
1.52 AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ


ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN DE EXPORTACIONES DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	4,852,642
Menos: Aumento de Reservas	
Ingresos Disponibles	4,852,642
Gastos	4,852,642

ARTÍCULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

152.0.0.0.0.00.	PROPANAMA	4,852,642
152.1.0.0.0.00.	INGRESOS CORRIENTES	3,010,891
152.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,010,891
152.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,010,891
152.1.2.3.1.00.	GOBIERNO CENTRAL	3,010,891
152.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	3,010,891
152.2.0.0.0.00.	INGRESOS DE CAPITAL	1,841,751
152.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,841,751
152.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,841,751
152.2.3.2.1.00.	GOBIERNO CENTRAL	1,841,751
152.2.3.2.1.08.	MICI.	1,841,751

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD PARA LA ATRACCIÓN DE INVERSIONES Y LA PROMOCIÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Admon. General	2,184,338
Servicios de Prom. de Invr. y Export.	826,553
Total del Presupuesto de Funcionamiento	**3,010,891**

Inversión

Fortalecimiento Institucional	57,650
Promoción Comercial Exterior	1,784,101
Total del Presupuesto de Inversión	**1,841,751**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,852,642**


CAPÍTULO XXXVI

1.53 INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA


ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2024:

Ingresos Totales	6,800,000
Menos: Aumento de Reservas	
Ingresos Disponibles	6,800,000
Gastos	6,800,000

ARTÍCULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

153.0.0.0.0.00.	INSTITUTO DE METEOROLOGÍA DE PANAMÁ	6,800,000
153.1.0.0.0.00.	INGRESOS CORRIENTES	6,800,000
153.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,800,000
153.1.2.1.0.00.	RENTA DE ACTIVOS	200,000
153.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	200,000
153.1.2.1.4.24.	SERVICIOS METEREOLOGICO Y OTROS	200,000
153.1.2.4.0.00.	TASAS Y DERECHOS	6,600,000
153.1.2.4.2.00.	TASAS	6,600,000
153.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	6,600,000

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE METEREOLOGÍA E HIDROLOGÍA DE PANAMÁ ING. OVIGILDO HERRERA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Meteorología e Hidrología de Panamá	6,153,000
Total del Presupuesto de Funcionamiento	**6,153,000**
Inversión	
Hidrometeorología	647,000
Total del Presupuesto de Inversión	**647,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,800,000**


CAPÍTULO XXXVII

1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ


ARTÍCULO 152. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2024:

Ingresos Totales	106,076,054
Menos: Aumento de Reservas	
Ingresos Disponibles	106,076,054
Gastos	106,076,054

ARTÍCULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	106,076,054
187.1.0.0.0.00.	INGRESOS CORRIENTES	101,370,854
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	101,370,854
187.1.2.1.0.00.	RENTA DE ACTIVOS	350,000
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	350,000
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	200,000
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	150,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	92,351,343
187.1.2.3.1.00.	GOBIERNO CENTRAL	92,351,343
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	92,351,343
187.1.2.4.0.00.	TASAS Y DERECHOS	8,214,511
187.1.2.4.1.00.	DERECHOS	7,919,511
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	75,000
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	7,794,511
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTITUCIONAL	50,000
187.1.2.4.2.00.	TASAS	295,000
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	70,000
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	225,000
187.1.2.6.0.00.	INGRESOS VARIOS	455,000
187.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	10,000
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	445,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	4,705,200
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,705,200
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,705,200
187.2.3.2.1.00.	GOBIERNO CENTRAL	4,705,200
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	4,705,200

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	35,730,672
Educación Superior	64,884,201
Investigación	755,981
Total del Presupuesto de Funcionamiento	**101,370,854**
Inversión	
Construcción y Rehabilitación	1,010,000
Equipamiento	500,000
Investigación	3,195,200
Total del Presupuesto de Inversión	**4,705,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**106,076,054**



CAPÍTULO XXXVIII
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 155. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	383,584,655
Menos: Aumento de Reservas	
Ingresos Disponibles	383,584,655
Gastos	383,584,655

ARTÍCULO 156. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	383,584,655
190.1.0.0.0.00.	INGRESOS CORRIENTES	319,789,755
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	319,789,755
190.1.2.1.0.00.	RENTA DE ACTIVOS	5,600,100
190.1.2.1.1.00.	ARRENDAMIENTOS	400,000
190.1.2.1.1.01.	ARRENDAMIENTOS	400,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,200,100
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	100
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	700,000
190.1.2.1.3.98.	OTROS SERVICIOS DE AUTOGESTIÓN	1,500,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,000,000
190.1.2.1.4.99.	OTROS SERVICIOS DE AUTOGESTIÓN	3,000,000
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	295,637,809
190.1.2.3.1.00.	GOBIERNO CENTRAL	295,637,809
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	295,637,809
190.1.2.4.0.00.	TASAS Y DERECHOS	17,951,846
190.1.2.4.1.00.	DERECHOS	17,452,346
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	100,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,166,625
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTITUCIONAL	15,185,721
190.1.2.4.2.00.	TASAS	499,500
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	30,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	400,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	69,500
190.1.2.6.0.00.	INGRESOS VARIOS	600,000
190.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	590,000
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	10,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	63,794,900
190.2.2.0.0.00.	RECURSOS DEL CRÉDITO	5,967,000
190.2.2.2.0.00.	CRÉDITO EXTERNO	5,967,000
190.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	5,967,000
190.2.2.2.1.65.	CAF - UP (PRFCNET)	5,967,000
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15,424,455
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15,424,455
190.2.3.2.1.00.	GOBIERNO CENTRAL	15,424,455
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	15,424,455
190.2.4.0.0.00.	SALDO EN CAJA Y BANCO	42,403,445
190.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	42,403,445
190.2.4.2.0.01.	SALDO EN BANCO	42,403,445



ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	75,418,482
Educación Superior	225,741,702
Investigación	14,331,849
Extensión Cultural	4,297,722
Total del Presupuesto de Funcionamiento	**319,789,755**
Inversión	
Construcciones y Equipamiento	44,603,445
Seguimiento a Proyectos de Inversión	200,000
Proyecto CAF-UP	7,026,200
Proyectos Varios	11,965,255
Total del Presupuesto de Inversión	**63,794,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**383,584,655**

CAPÍTULO XXXIX
1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 158. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	22,873,621
Menos: Aumento de Reservas	
Ingresos Disponibles	22,873,621
Gastos	22,873,621

ARTÍCULO 159. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA	22,873,621
191.1.0.0.0.00.	INGRESOS CORRIENTES	15,673,621
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	15,673,621
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,753,621
191.1.2.3.1.00.	GOBIERNO CENTRAL	9,653,621
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	9,653,621
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	3,100,000
191.1.2.3.3.03.	AUTORIDAD MARÍTIMA DE PANAMÁ (AMP)	3,100,000
191.1.2.4.0.00.	TASAS Y DERECHOS	2,100,000
191.1.2.4.1.00.	DERECHOS	2,100,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,100,000
191.1.2.6.0.00.	INGRESOS VARIOS	820,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	820,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	7,200,000
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,200,000
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,200,000
191.2.3.2.1.00.	GOBIERNO CENTRAL	7,200,000



191.2.3.2.1.07. MINISTERIO DE EDUCACIÓN   7,200,000

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,220,698
Educación Superior	7,067,521
Investigación, Postgrado y Extensión	1,385,402
Total del Presupuesto de Funcionamiento	**15,673,621**
Inversión	
Rehabilitación de Edificio	3,600,000
Instalación de Laboratorios/Simuladores	1,200,000
Equipamiento	2,360,000
Innovación Tecnológica	40,000
Total del Presupuesto de Inversión	**7,200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**22,873,621**

CAPÍTULO XL
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2024:

Ingresos Totales	63,880,026
Menos: Aumento de Reservas	
Ingresos Disponibles	63,880,026
Gastos	63,880,026

ARTÍCULO 162. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	63,880,026
193.1.0.0.0.00.	INGRESOS CORRIENTES	55,690,726
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	55,690,726
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	50,610,726
193.1.2.3.1.00.	GOBIERNO CENTRAL	50,610,726
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	50,610,726
193.1.2.4.0.00.	TASAS Y DERECHOS	3,500,000
193.1.2.4.1.00.	DERECHOS	3,500,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,500,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,580,000
193.1.2.6.0.98.	OTROS SERVICIOS DE AUTOGESTIÓN	1,500,000
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
193.2.0.0.0.00.	INGRESOS DE CAPITAL	8,189,300
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,189,300
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,189,300
193.2.3.2.1.00.	GOBIERNO CENTRAL	8,189,300
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	8,189,300



ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	33,058,380
Educación Superior	22,632,346
Total del Presupuesto de Funcionamiento	**55,690,726**
Inversión	
Remodelaciones	950,000
Construcciones	4,350,000
Formación Académica	100,000
Equip. de Lab. y Clínica Interdisc.	2,589,300
Investigación	200,000
Total del Presupuesto de Inversión	**8,189,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**63,880,026**

CAPÍTULO XLI
1.94 UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS

ARTÍCULO 164. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS para la vigencia fiscal de 2024:

Ingresos Totales	2,998,705
Menos: Aumento de Reservas	
Ingresos Disponibles	2,998,705
Gastos	2,998,705

ARTÍCULO 165. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

194.0.0.0.0.00.	UAPI	2,998,705
194.1.0.0.0.00.	INGRESOS CORRIENTES	2,818,705
194.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,818,705
194.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,818,705
194.1.2.3.1.00.	GOBIERNO CENTRAL	2,818,705
194.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	2,818,705
194.2.0.0.0.00.	INGRESOS DE CAPITAL	180,000
194.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	180,000
194.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	180,000
194.2.3.2.1.00.	GOBIERNO CENTRAL	180,000
194.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	180,000

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE LOS PUEBLOS INDÍGENAS para la vigencia fiscal de 2024 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Direccion y Administracion General	1,872,439

Educacion Superior	946,266
Total del Presupuesto de Funcionamiento	**2,818,705**
Inversión	
Fortalecimiento Institucional	180,000
Total del Presupuesto de Inversión	**180,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,998,705**


CAPÍTULO XLII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ


ARTÍCULO 167. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	234,334,098
Menos: Aumento de Reservas	
Ingresos Disponibles	234,334,098
Gastos	234,334,098

ARTÍCULO 168. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	234,334,098
195.1.0.0.0.00.	INGRESOS CORRIENTES	158,641,933
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	158,641,933
195.1.2.1.0.00.	RENTA DE ACTIVOS	5,476,492
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,476,492
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	700,000
195.1.2.1.4.99.	OTROS SERVICIOS DE AUTOGESTIÓN	4,776,492
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	145,413,761
195.1.2.3.1.00.	GOBIERNO CENTRAL	145,413,761
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	145,413,761
195.1.2.4.0.00.	TASAS Y DERECHOS	5,251,680
195.1.2.4.1.00.	DERECHOS	4,841,598
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	4,774,884
195.1.2.4.1.99.	OTROS - BIBLIOTECA	66,714
195.1.2.4.2.00.	TASAS	410,082
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	410,082
195.1.2.6.0.00.	INGRESOS VARIOS	2,500,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,500,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	75,692,165
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	73,592,165
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	73,592,165
195.2.3.2.1.00.	GOBIERNO CENTRAL	73,592,165
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	73,592,165
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	2,100,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,100,000
195.2.4.2.0.01.	SALDO EN BANCO	2,100,000

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	60,709,167
Educación Superior Tecnológica	77,321,811
Investigación, Postgrado y Extensión	20,610,955
Total del Presupuesto de Funcionamiento	**158,641,933**
Inversión	
Construcciones Educativas	28,748,221
Mobiliario, Libros y Equipo Educacional	25,866,664
Investigación y Transf. de Tecnología	21,077,280
Total del Presupuesto de Inversión	**75,692,165**
TOTAL DEL PRESUPUESTO DE GASTOS	**234,334,098**

CAPÍTULO XLIII
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 170. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2024:

Ingresos Totales	1,019,800
Menos: Aumento de Reservas	
Ingresos Disponibles	1,019,800
Gastos	1,019,800

ARTÍCULO 171. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	1,019,800
197.1.0.0.0.00.	INGRESOS CORRIENTES	590,800
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	590,800
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	571,600
197.1.2.3.1.00.	GOBIERNO CENTRAL	571,600
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	571,600
197.1.2.4.0.00.	TASAS Y DERECHOS	19,200
197.1.2.4.2.00.	TASAS	19,200
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	19,200
197.2.0.0.0.00.	INGRESOS DE CAPITAL	429,000
197.2.4.0.0.00.	SALDO EN CAJA Y BANCO	429,000
197.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	429,000
197.2.4.2.0.01.	SALDO EN BANCO	429,000

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	590,800
Total del Presupuesto de Funcionamiento	**590,800**
Inversión	
Constr., Mejor. y Equipamiento	429,000
Total del Presupuesto de Inversión	**429,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,019,800**



CAPÍTULO XLIV
1.98 INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS

ARTÍCULO 173. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS para la vigencia fiscal de 2024:

Ingresos Totales	7,555,002
Menos: Aumento de Reservas	
Ingresos Disponibles	7,555,002
Gastos	7,555,002

ARTÍCULO 174. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

198.0.0.0.0.00.	INA	7,555,002
198.1.0.0.0.00.	INGRESOS CORRIENTES	7,267,802
198.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,267,802
198.1.2.1.0.00.	RENTA DE ACTIVOS	319,340
198.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	319,340
198.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	319,340
198.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,825,462
198.1.2.3.1.00.	GOBIERNO CENTRAL	6,825,462
198.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	6,825,462
198.1.2.4.0.00.	TASAS Y DERECHOS	120,000
198.1.2.4.1.00.	DERECHOS	120,000
198.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	120,000
198.1.2.6.0.00.	INGRESOS VARIOS	3,000
198.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000
198.2.0.0.0.00.	INGRESOS DE CAPITAL	287,200
198.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	287,200
198.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	287,200
198.2.3.2.1.00.	GOBIERNO CENTRAL	287,200
198.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	287,200

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO TÉCNICO SUPERIOR DE AGROTECNOLOGÍA DE LAS AMÉRICAS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Admon. General	3,927,667
Doc. Técnica y Ens. Agropecuaria	3,340,135
Total del Presupuesto de Funcionamiento	**7,267,802**
Inversión	
Fortalecimiento Institucional	287,200
Total del Presupuesto de Inversión	**287,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,555,002**



TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 176. Se aprueban los presupuestos de las Empresas Públicas para la vigencia fiscal de de 2024, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	969,534,840	834,229,384	1,803,764,224	856,960,463	946,803,761	1,803,764,224
AUTORIDAD MARÍTIMA DE PANAMÁ	220,678,583	0	220,678,583	182,244,183	38,434,400	220,678,583
BINGOS NACIONALES	991,580	0	991,580	923,580	68,000	991,580
AUTORIDAD AERONÁUTICA CIVIL	58,899,162	0	58,899,162	40,719,162	18,180,000	58,899,162
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	145,592,172	172,200,800	317,792,972	115,696,592	202,096,380	317,792,972
INSTITUTO DE MERCADEO AGROPECUARIO	10,098,147	58,605,300	68,703,447	7,557,822	61,145,625	68,703,447
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,361,148	239,400	1,600,548	1,356,148	244,400	1,600,548
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	9,679,396	6,853,884	16,533,280	9,653,971	6,879,309	16,533,280
EMPRESA METRO DE PANAMÁ, S.A.	62,078,700	569,886,000	631,964,700	62,078,700	569,886,000	631,964,700
TRANSPORTE MASIVO DE PANAMÁ, S.A.	123,122,355	6,000,000	129,122,355	119,729,721	9,392,634	129,122,355
LOTERÍA NACIONAL DE BENEFICENCIA	216,021,300	0	216,021,300	209,339,500	6,681,800	216,021,300
ZONA LIBRE DE COLÓN	65,500,000	0	65,500,000	53,210,240	12,289,760	65,500,000
AGENCIA PANAMÁ-PACÍFICO	6,191,564	3,283,000	9,474,564	5,140,111	4,334,453	9,474,564
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	49,320,733	17,161,000	66,481,733	49,310,733	17,171,000	66,481,733



ARTÍCULO 177. Se aprueban los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	566,566,947	19,457,369	267,836,147	3,100,000	0	856,960,463
AUTORIDAD MARÍTIMA DE PANAMÁ	43,113,483	6,030,700	130,000,000	3,100,000	0	182,244,183
BINGOS NACIONALES	918,230	5,350	0	0	0	923,580
AUTORIDAD AERONÁUTICA CIVIL	39,284,157	1,435,005	0	0	0	40,719,162
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	115,325,392	371,200	0	0	0	115,696,592
INSTITUTO DE MERCADEO AGROPECUARIO	7,427,522	130,300	0	0	0	7,557,822
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,192,048	164,100	0	0	0	1,356,148
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	9,346,821	307,150	0	0	0	9,653,971
EMPRESA METRO DE PANAMÁ, S.A.	61,524,867	553,833	0	0	0	62,078,700
TRANSPORTE MASIVO DE PANAMÁ, S.A.	117,907,946	1,821,775	0	0	0	119,729,721
LOTERÍA NACIONAL DE BENEFICENCIA	95,880,400	4,859,100	108,600,000	0	0	209,339,500
ZONA LIBRE DE COLÓN	21,180,993	2,793,100	29,236,147	0	0	53,210,240
AGENCIA PANAMÁ-PACÍFICO	4,154,355	985,756	0	0	0	5,140,111
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	49,310,733	0	0	0	0	49,310,733



ARTÍCULO 178. Se aprueban los gastos de capital de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	910,094,116	30,709,645	6,000,000	0	946,803,761
AUTORIDAD MARÍTIMA DE PANAMÁ	38,434,400	0	0	0	38,434,400
BINGOS NACIONALES	0	68,000	0	0	68,000
AUTORIDAD AERONÁUTICA CIVIL	18,180,000	0	0	0	18,180,000
INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	172,200,800	29,895,580	0	0	202,096,380
INSTITUTO DE MERCADEO AGROPECUARIO	61,020,300	125,325	0	0	61,145,625
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	239,400	5,000	0	0	244,400
EMP. MERCADOS NAC. DE LA CADENA DE FRÍO, S.A.	6,853,884	25,425	0	0	6,879,309
EMPRESA METRO DE PANAMÁ, S.A.	563,886,000	0	6,000,000	0	569,886,000
TRANSPORTE MASIVO DE PANAMÁ, S.A.	9,346,819	45,815	0	0	9,392,634
LOTERÍA NACIONAL DE BENEFICENCIA	6,681,800	0	0	0	6,681,800
ZONA LIBRE DE COLÓN	11,755,260	534,500	0	0	12,289,760
AGENCIA PANAMÁ-PACÍFICO	4,334,453	0	0	0	4,334,453
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	17,161,000	10,000	0	0	17,171,000



CAPÍTULO II
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 179. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	220,678,583
Menos: Aumento de Reservas	
Ingresos Disponibles	220,678,583
Gastos	220,678,583

ARTÍCULO 180. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	220,678,583
203.1.0.0.0.00.	INGRESOS CORRIENTES	220,678,583
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	31,152,974
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	31,152,974
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	31,152,974
203.1.1.1.2.03.	IMPUESTOS DE NAVES	31,152,974
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	189,525,609
203.1.2.1.0.00.	RENTA DE ACTIVOS	14,365,657
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14,365,657
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	12,275,860
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	2,089,797
203.1.2.4.0.00.	TASAS Y DERECHOS	161,474,287
203.1.2.4.1.00.	DERECHOS	75,173,144
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	1,026,154
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	74,146,990
203.1.2.4.2.00.	TASAS	86,301,143
203.1.2.4.2.07.	FAROS Y BOYAS	7,001,459
203.1.2.4.2.08.	RECAUDOS CONSULARES	28,412,499
203.1.2.4.2.13.	SERV. PARA DOCUMENTACIÓN DE NAVES	8,856,911
203.1.2.4.2.55.	ARQUEO Y AVALÚO DE NAVES	1,020
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	2,951,849
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	30,129,473
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	3,528,419
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	4,985,241
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	434,272
203.1.2.6.0.00.	INGRESOS VARIOS	13,685,665
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	1,610,833
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	2,219,210
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	9,855,622

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	24,163,658
Servicios de la Act. Marítima	10,466,116
Servicios Portuarios	9,547,745



Transferencias	138,066,664
Total del Presupuesto de Funcionamiento	**182,244,183**
Inversión	
Estudios, Avalúos y Diseños	5,500,000
Adquisición de Equipo y Consultorías	6,400,000
Puertos	26,534,400
Total del Presupuesto de Inversión	**38,434,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**220,678,583**

CAPÍTULO III
2.08 BINGOS NACIONALES

ARTÍCULO 182. Para la ejecución de los programas de funcionamiento se aprueba el presupuesto de ingresos gastos de los BINGOS NACIONALES para la vigencia fiscal de 2024:

Ingresos Totales	991,580
Menos: Aumento de Reservas	
Ingresos Disponibles	991,580
Gastos	991,580

ARTÍCULO 183. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	991,580
208.1.0.0.0.00.	INGRESOS CORRIENTES	991,580
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	991,580
208.1.2.1.0.00.	RENTA DE ACTIVOS	336,388
208.1.2.1.1.00.	ARRENDAMIENTOS	23,000
208.1.2.1.1.01.	ARRENDAMIENTOS	23,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. PÚBLICOS DE AZAR	313,388
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	313,388
208.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	622,192
208.1.2.3.1.00.	GOBIERNO CENTRAL	622,192
208.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	622,192
208.1.2.6.0.00.	INGRESOS VARIOS	33,000
208.1.2.6.0.99.	OTROS INGRESOS VARIOS	33,000

ARTÍCULO 184. Para la ejecución del programa de funcionamiento e inversión se aprueba el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2024, cuya estructura y asignación de recursos e la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	410,400
Administración de Bingos	581,180
Total del Presupuesto de Funcionamiento	**991,580**
TOTAL DEL PRESUPUESTO DE GASTOS	**991,580**



CAPÍTULO IV
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2024:

Ingresos Totales	58,899,162
Menos: Aumento de Reservas	
Ingresos Disponibles	58,899,162
Gastos	58,899,162

ARTÍCULO 186. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	58,899,162
238.1.0.0.0.00.	INGRESOS CORRIENTES	58,899,162
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	58,899,162
238.1.2.1.0.00.	RENTA DE ACTIVOS	50,690,475
238.1.2.1.1.00.	ARRENDAMIENTOS	1,612,500
238.1.2.1.1.01.	ARRENDAMIENTOS	1,612,500
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	100,000
238.1.2.1.3.11.	COMBUSTIBLE	100,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	48,977,975
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	150,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	150,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	48,677,975
238.1.2.4.0.00.	TASAS Y DERECHOS	6,131,313
238.1.2.4.1.00.	DERECHOS	1,631,313
238.1.2.4.1.17.	USO DE AEROPUERTOS	610,063
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,021,250
238.1.2.4.2.00.	TASAS	4,500,000
238.1.2.4.2.17.	FEDIAN	4,500,000
238.1.2.6.0.00.	INGRESOS VARIOS	2,077,374
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	1,500,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	527,374

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,758,804
Servicios Aeronáuticos	12,774,477
Operación de Aeropuertos	8,849,160
Transferencias Varias	1,336,721
Total del Presupuesto de Funcionamiento	**40,719,162**
Inversión	
Adquisición y Rehabilitación de Equipo	7,033,645
Rehabil. y Mantenim. Aeroportuario	9,846,355
Fortalecimiento Institucional	1,300,000
Total del Presupuesto de Inversión	**18,180,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**58,899,162**



CAPÍTULO V
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 188. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2024:

Ingresos Totales	317,792,972
Menos: Aumento de Reservas	
Ingresos Disponibles	317,792,972
Gastos	317,792,972

ARTÍCULO 189. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NAL.	317,792,972
266.1.0.0.0.00.	INGRESOS CORRIENTES	145,592,172
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	145,592,172
266.1.2.1.0.00.	RENTA DE ACTIVOS	73,504,302
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	73,504,302
266.1.2.1.3.07.	AGUA	73,504,302
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	24,167,505
266.1.2.3.1.00.	GOBIERNO CENTRAL	24,167,505
266.1.2.3.1.12.	MINISTERIO DE SALUD	24,167,505
266.1.2.4.0.00.	TASAS Y DERECHOS	19,960,690
266.1.2.4.1.00.	DERECHOS	19,960,690
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	19,960,690
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	32,230
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	32,230
266.1.2.6.0.00.	INGRESOS VARIOS	27,927,445
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	17,164,600
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	10,762,845
266.2.0.0.0.00.	INGRESOS DE CAPITAL	172,200,800
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	42,645,955
266.2.2.2.0.00.	CRÉDITO EXTERNO	42,645,955
266.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTOS	42,645,955
266.2.2.2.1.18.	BID 4434/OC-PN - IDAAN	42,645,955
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	129,554,845
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	129,554,845
266.2.3.2.1.00.	GOBIERNO CENTRAL	129,554,845
266.2.3.2.1.12.	MINISTERIO DE SALUD	129,554,845

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	25,757,991
Dotación de Agua y Alcant. Sanitario	89,770,492
Comercialización	3,804,534
Servicios Regionales	26,259,155
Total del Presupuesto de Funcionamiento	**145,592,172**



Inversión

Desarrollo del Sistema de Agua	141,645,000
Desarrollo de Sist. Alcantarillado	23,005,800
Inversiones Complementarias	7,550,000
Total del Presupuesto de Inversión	**172,200,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**317,792,972**

CAPÍTULO VI
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2024:

Ingresos Totales	68,703,447
Menos: Aumento de Reservas	
Ingresos Disponibles	68,703,447
Gastos	68,703,447

ARTÍCULO 192. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	68,703,447
270.1.0.0.0.00.	INGRESOS CORRIENTES	10,098,147
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,098,147
270.1.2.1.0.00.	RENTA DE ACTIVOS	3,000,000
270.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,000,000
270.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	3,000,000
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,983,147
270.1.2.3.1.00.	GOBIERNO CENTRAL	6,983,147
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	6,983,147
270.1.2.6.0.00.	INGRESOS VARIOS	115,000
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	115,000
270.2.0.0.0.00.	INGRESOS DE CAPITAL	58,605,300
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	58,605,300
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	58,605,300
270.2.3.2.1.00.	GOBIERNO CENTRAL	58,605,300
270.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	58,605,300

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,357,965
Apoyo a la Comercialización	4,325,182
Total del Presupuesto de Funcionamiento	**7,683,147**
Inversión	
Comercialización	56,320,300
Modernización Serv. Agropecuarios	4,700,000
Total del Presupuesto de Inversión	**61,020,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**68,703,447**



CAPÍTULO VII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.

ARTÍCULO 194. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2024:

Ingresos Totales	1,600,548
Menos: Aumento de Reservas	
Ingresos Disponibles	1,600,548
Gastos	1,600,548

ARTÍCULO 195. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	1,600,548
273.1.0.0.0.00.	INGRESOS CORRIENTES	1,361,148
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,361,148
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,361,148
273.1.2.3.1.00.	GOBIERNO CENTRAL	1,361,148
273.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,361,148
273.2.0.0.0.00.	INGRESOS DE CAPITAL	239,400
273.2.4.0.0.00.	SALDO EN CAJA Y BANCO	239,400
273.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	239,400
273.2.4.2.0.01.	SALDO EN BANCO	239,400

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,361,148
Total del Presupuesto de Funcionamiento	**1,361,148**
Inversión	
Construcción y Mantenimiento	239,400
Total del Presupuesto de Inversión	**239,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,600,548**

CAPÍTULO VIII
2.79 EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO

ARTÍCULO 197. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2024:

Ingresos Totales	16,533,280
Menos: Aumento de Reservas	
Ingresos Disponibles	16,533,280
Gastos	16,533,280



ARTÍCULO 198. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

279.0.0.0.0.00.	EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO, S.A.	16,533,280
279.1.0.0.0.00.	INGRESOS CORRIENTES	9,679,396
279.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,679,396
279.1.2.1.0.00.	RENTA DE ACTIVOS	1,424,909
279.1.2.1.1.00.	ARRENDAMIENTOS	1,424,909
279.1.2.1.1.01.	ARRENDAMIENTOS	1,424,909
279.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,254,487
279.1.2.3.1.00.	GOBIERNO CENTRAL	8,254,487
279.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	8,254,487
279.2.0.0.0.00.	INGRESOS DE CAPITAL	6,853,884
279.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,853,884
279.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,853,884
279.2.3.2.1.00.	GOBIERNO CENTRAL	6,853,884
279.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	6,853,884

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA MERCADOS NACIONALES DE LA CADENA DE FRÍO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,274,662
Operación de la Cadena de Frío	4,404,734
Total del Presupuesto de Funcionamiento	**9,679,396**
Inversión	
Mejoras de Instalaciones y Equipamientos	6,010,784
Constr. y Rehab. de Mercados Nacionales	843,100
Total del Presupuesto de Inversión	**6,853,884**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,533,280**

CAPÍTULO XIX
2.80 EMPRESA METRO DE PANAMÁ, S.A.

ARTÍCULO 200. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2024:

Ingresos Totales	631,964,700
Menos: Aumento de Reservas	
Ingresos Disponibles	631,964,700
Gastos	631,964,700

ARTÍCULO 201. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

280.0.0.0.0.00.	EMPRESA METRO DE PANAMÁ, S.A.	631,964,700
280.1.0.0.0.00.	INGRESOS CORRIENTES	62,078,700
280.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	62,078,700
280.1.2.1.0.00.	RENTA DE ACTIVOS	58,568,700
280.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	58,568,700
280.1.2.1.4.19.	TRANSPORTE METRO DE PANAMÁ	58,568,700



280.1.2.6.0.00.	INGRESOS VARIOS	3,510,000
280.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	510,000
280.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000,000
280.2.0.0.0.00.	INGRESOS DE CAPITAL	569,886,000
280.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	569,886,000
280.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	569,886,000
280.2.3.2.1.00.	GOBIERNO CENTRAL	569,886,000
280.2.3.2.1.09.	MINISTERIO DE OBRAS PÚBLICAS	569,886,000

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA METRO DE PANAMÁ, S.A. para la vigencia fiscal de 2024, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración Central	62,078,700
Total del Presupuesto de Funcionamiento	**62,078,700**
Inversión	
Explotación, Expansión y Equipamiento	563,886,000
Transferencia de Capital	6,000,000
Total del Presupuesto de Inversión	**569,886,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**631,964,700**

CAPÍTULO X
2.81 TRANSPORTE MASIVO DE PANAMÁ, S.A

ARTÍCULO 203. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2024:

Ingresos Totales	129,122,355
Menos: Aumento de Reservas	
Ingresos Disponibles	129,122,355
Gastos	129,122,355

ARTÍCULO 204. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

281.0.0.0.0.00.	TRANSPORTE MASIVO DE PANAMÁ, S.A.	129,122,355
281.1.0.0.0.00.	INGRESOS CORRIENTES	123,122,355
281.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	123,122,355
281.1.2.1.0.00.	RENTA DE ACTIVOS	46,280,995
281.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	46,280,995
281.1.2.1.4.22.	TRANSPORTE MASIVO DE PANAMÁ	46,280,995
281.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	75,438,760
281.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	75,438,760
281.1.2.3.2.03.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE (ATTT)	75,438,760
281.1.2.6.0.00.	INGRESOS VARIOS	1,402,600
281.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,402,600
281.2.0.0.0.00.	INGRESOS DE CAPITAL	6,000,000
281.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,000,000
281.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,000,000
281.2.3.2.3.00.	EMPRESAS PUBLICAS	6,000,000
281.2.3.2.3.80.	METRO PANAMÁ	6,000,000

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de TRANSPORTE MASIVO DE PANAMÁ, S.A para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,438,324
Operación	105,337,212
Total del Presupuesto de Funcionamiento	**119,775,536**
Inversión	
Mej. Cap. del Tran. P. Cd. de Pmá y SM.	9,346,819
Total del Presupuesto de Inversión	**9,346,819**
TOTAL DEL PRESUPUESTO DE GASTOS	**129,122,355**

CAPÍTULO XI
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 206. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2024:

Ingresos Totales	216,021,300
Menos: Aumento de Reservas	
Ingresos Disponibles	216,021,300
Gastos	216,021,300

ARTÍCULO 207. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	216,021,300
282.1.0.0.0.00.	INGRESOS CORRIENTES	216,021,300
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	216,021,300
282.1.2.1.0.00.	RENTA DE ACTIVOS	194,532,469
282.1.2.1.5.00.	INGRESOS POR ESPEC. PÚBLICOS DE AZAR	194,532,469
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	59,354,974
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	135,177,495
282.1.2.6.0.00.	INGRESOS VARIOS	21,488,831
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	21,488,831

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26,402,585
Administración de Billetes	67,955,415
Transferencias	114,981,500
Total del Presupuesto de Funcionamiento	**209,339,500**
Inversión	
Infraestructura	4,901,800
Equipamiento	1,780,000
Total del Presupuesto de Inversión	**6,681,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**216,021,300**



CAPÍTULO XII
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 209. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2024:

Ingresos Totales	65,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	65,500,000
Gastos	65,500,000

ARTÍCULO 210. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	65,500,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	65,500,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	65,200,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	51,183,000
296.1.2.1.1.00.	ARRENDAMIENTOS	31,812,000
296.1.2.1.1.01.	ARRENDAMIENTOS	1,460,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	30,352,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	12,210,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	12,210,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	7,161,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,115,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	6,046,000
296.1.2.4.0.00.	TASAS Y DERECHOS	13,722,000
296.1.2.4.2.00.	TASAS	13,722,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	264,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	750,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,448,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	3,950,000
296.1.2.4.2.99.	OTRAS TASAS	6,310,000
296.1.2.6.0.00.	INGRESOS VARIOS	295,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	270,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	300,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	300,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	300,000

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,508,288
Comercialización y Desarrollo	7,511,305
Transferencias Varias	30,725,147
Total del Presupuesto de Funcionamiento	**53,744,740**
Inversión	
Inversiones Estratégicas de Zona Libre	11,755,260
Total del Presupuesto de Inversión	**11,755,260**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,500,000**



CAPÍTULO XIII
2.97 AGENCIA PANAMÁ - PACÍFICO

ARTÍCULO 212. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2024:

Ingresos Totales	9,474,564
Menos: Aumento de Reservas	
Ingresos Disponibles	9,474,564
Gastos	9,474,564

ARTÍCULO 213. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA PANAMÁ-PACÍFICO	9,474,564
297.1.0.0.0.00.	INGRESOS CORRIENTES	6,191,564
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,191,564
297.1.2.1.0.00.	RENTA DE ACTIVOS	3,840,606
297.1.2.1.1.00.	ARRENDAMIENTOS	3,840,606
297.1.2.1.1.01.	ARRENDAMIENTOS	3,800,000
297.1.2.1.1.02.	DE LOTES Y TIERRAS	40,606
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	191,197
297.1.2.3.1.00.	GOBIERNO CENTRAL	191,197
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	191,197
297.1.2.6.0.00.	INGRESOS VARIOS	2,159,761
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,159,761
297.2.0.0.0.00.	INGRESOS DE CAPITAL	3,283,000
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	500,000
297.2.1.1.0.00.	VENTA DE ACTIVOS	500,000
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	500,000
297.2.1.1.1.01.	TERRENOS	500,000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,783,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,783,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	2,783,000
297.2.3.2.1.08.	MICI.	2,783,000

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AGENCIA PANAMÁ - PACÍFICO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,848,745
Desarrollo del Área Panamá - Pacífico	2,291,366
Total del Presupuesto de Funcionamiento	**5,140,111**
Inversión	
Desarrollo de Infraestructura	4,334,453
Total del Presupuesto de Inversión	**4,334,453**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,474,564**



CAPÍTULO XIV
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 215. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2024:

Ingresos Totales	66,481,733
Menos: Aumento de Reservas	
Ingresos Disponibles	66,481,733
Gastos	66,481,733

ARTÍCULO 216. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	66,481,733
298.1.0.0.0.00.	INGRESOS CORRIENTES	49,320,733
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	49,320,733
298.1.2.1.0.00.	RENTA DE ACTIVOS	34,759,758
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	34,759,758
298.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	34,759,758
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	13,560,975
298.1.2.3.1.00.	GOBIERNO CENTRAL	13,560,975
298.1.2.3.1.12.	MINISTERIO DE SALUD	13,560,975
298.1.2.6.0.00.	INGRESOS VARIOS	1,000,000
298.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,000,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	17,161,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17,161,000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17,161,000
298.2.3.2.1.00.	GOBIERNO CENTRAL	17,161,000
298.2.3.2.1.12.	MINISTERIO DE SALUD	17,161,000

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,037,514
Operación y Disposic. Res. Sólido	37,283,219
Total del Presupuesto de Funcionamiento	**49,320,733**
Inversión	
Obras Sanitarias y Equipamiento	17,161,000
Total del Presupuesto de Inversión	**17,161,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**66,481,733**



TÍTULO V
PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 218. Se aprueban los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2024, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
T O T A L	**81,088,540**	**118,567,205**	**199,655,745**	**90,469,085**	**109,186,660**	**199,655,745**
SUPERINTENDENCIA DE BANCOS	30,950,260	0	30,950,260	23,249,667	7,700,593	30,950,260
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	9,782,957	0	9,782,957	8,377,957	1,405,000	9,782,957
BANCO DE DESARROLLO AGROPECUARIO	8,084,133	96,776,041	104,860,174	28,232,160	76,628,014	104,860,174
BANCO HIPOTECARIO NACIONAL	12,206,635	3,219,300	15,425,935	10,706,635	4,719,300	15,425,935
SUPERINTENDENCIA DEL MERCADO DE VALORES	14,272,439	0	14,272,439	14,148,000	124,439	14,272,439
INSTITUTO DE SEGURO AGROPECUARIO	5,792,116	18,571,864	24,363,980	5,754,666	18,609,314	24,363,980

ARTÍCULO 219. Se aprueban los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	**84,686,887**	**5,782,198**	**0**	**0**	**0**	**90,469,085**
SUPERINTENDENCIA DE BANCOS	22,386,667	863,000	0	0	0	23,249,667
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	7,997,633	380,324	0	0	0	8,377,957
BANCO DE DESARROLLO AGROPECUARIO	24,381,111	3,851,049	0	0	0	28,232,160
BANCO HIPOTECARIO NACIONAL	10,314,535	392,100	0	0	0	10,706,635
SUPERINTENDENCIA DEL MERCADO DE VALORES	13,861,425	286,575	0	0	0	14,148,000
INSTITUTO DE SEGURO AGROPECUARIO	5,745,516	9,150	0	0	0	5,754,666



ARTÍCULO 220. Se aprueban los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	109,149,210	37,450	0	0	109,186,660
SUPERINTENDENCIA DE BANCOS	7,700,593	0	0	0	7,700,593
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	1,405,000	0	0	0	1,405,000
BANCO DE DESARROLLO AGROPECUARIO	76,628,014	0	0	0	76,628,014
BANCO HIPOTECARIO NACIONAL	4,719,300	0	0	0	4,719,300
SUPERINTENDENCIA DEL MERCADO DE VALORES	124,439	0	0	0	124,439
INSTITUTO DE SEGURO AGROPECUARIO	18,571,864	37,450	0	0	18,609,314

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 221. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2024:

Ingresos Totales	30,950,260
Menos: Aumento de Reservas	
Ingresos Disponibles	30,950,260
Gastos	30,950,260

ARTÍCULO 222. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	30,950,260
310.1.0.0.0.00.	INGRESOS CORRIENTES	30,950,260
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,701,900
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,451,670
310.1.2.3.1.00.	GOBIERNO CENTRAL	151,670
310.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	151,670
310.1.2.3.7.00.	SECTOR PRIVADO	2,300,000
310.1.2.3.7.02.	FECI	2,300,000
310.1.2.4.0.00.	TASAS Y DERECHOS	20,910,230
310.1.2.4.2.00.	TASAS	20,910,230
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	16,194,290
310.1.2.4.2.37.	TASA ANUAL FIDEICOMISO	1,106,780
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,564,160
310.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	15,000
310.1.2.4.2.63.	TASA REGISTRO ÚNICA	30,000
310.1.2.6.0.00.	INGRESOS VARIOS	340,000



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	250,000
310.1.2.6.0.26.	INGRESOS VARIOS	30,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	348,360
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	348,360
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	348,360
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	6,900,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	6,900,000
310.1.4.2.0.01.	SALDO CORRIENTE	6,900,000

ARTÍCULO 223. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,322,281
Desarrollo y Regulación Bancaria	12,927,386
Total del Presupuesto de Funcionamiento	**23,249,667**
Inversión	
Equipamiento	7,700,593
Total del Presupuesto de Inversión	**7,700,593**
TOTAL DEL PRESUPUESTO DE GASTOS	**30,950,260**


CAPÍTULO III

3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS


ARTÍCULO 224. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia de 2024:

Ingresos	9,782,957
Menos: Aumento de Reservas	
Ingresos Disponibles	9,782,957
Gastos	9,782,957

ARTÍCULO 225. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SEGUROS	9,782,957
311.1.0.0.0.00.	INGRESOS CORRIENTES	9,782,957
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,782,957
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,351,419
311.1.2.3.1.00.	GOBIERNO CENTRAL	7,351,419
311.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	7,351,419
311.1.2.4.0.00.	TASAS Y DERECHOS	1,793,656
311.1.2.4.2.00.	TASAS	1,793,656
311.1.2.4.2.66.	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,793,656
311.1.2.6.0.00.	INGRESOS VARIOS	637,882
311.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	158,495
311.1.2.6.0.99.	OTROS INGRESOS VARIOS	479,387



ARTÍCULO 226. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,838,889
Prot. y Fomento de Seguros y Reaseguros	2,539,068
Total del Presupuesto de Funcionamiento	**8,377,957**
Inversión	
Equipamiento de Tecnología	900,000
Equipamiento	505,000
Total del Presupuesto de Inversión	**1,405,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,782,957**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 227. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2024:

Ingresos	104,860,174
Menos: Aumento de Reservas	
Ingresos Disponibles	104,860,174
Gastos	104,860,174

ARTÍCULO 228. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	104,860,174
315.1.0.0.0.00.	INGRESOS CORRIENTES	8,084,133
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	902,008
315.1.2.1.0.00.	RENTA DE ACTIVOS	2,008
315.1.2.1.1.00.	ARRENDAMIENTOS	2,008
315.1.2.1.1.01.	ARRENDAMIENTOS	2,008
315.1.2.4.0.00.	TASAS Y DERECHOS	900,000
315.1.2.4.2.00.	TASAS	900,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	900,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,182,125
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,182,125
315.1.3.1.0.17.	A SECTOR PRIVADO	7,182,125
315.2.0.0.0.00.	INGRESOS DE CAPITAL	96,776,041
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	39,772,015
315.2.1.1.0.00.	VENTA DE ACTIVOS	930,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	930,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	930,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	38,842,015
315.2.1.3.7.00.	SECTOR PRIVADO	38,842,015
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	38,642,015
315.2.1.3.7.06.	FONDO ESPECIAL DE CRÉDITOS DE CONTINGENCIAS	200,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	57,004,026
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	57,004,026
315.2.3.2.1.00.	GOBIERNO CENTRAL	57,004,026
315.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	57,004,026



ARTÍCULO 229. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	16,999,502
Servicio de Crédito Agropecuario	11,232,658
Total del Presupuesto de Funcionamiento	**28,232,160**
Inversión	
Crédito Agropecuario	70,423,014
Equipamiento	2,965,000
Rehabilitación de Sucursales	540,000
Prog.Espec.Crédito Contingente	2,700,000
Total del Presupuesto de Inversión	**76,628,014**
TOTAL DEL PRESUPUESTO DE GASTOS	**104,860,174**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 230. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2024:

Ingresos Totales	15,425,935
Menos: Aumento de Reservas	
Ingresos Disponibles	15,425,935
Gastos	15,425,935

ARTÍCULO 231. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	15,425,935
330.1.0.0.0.00.	INGRESOS CORRIENTES	12,206,635
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,797,200
330.1.2.1.0.00.	RENTA DE ACTIVOS	132,000
330.1.2.1.1.00.	ARRENDAMIENTOS	132,000
330.1.2.1.1.01.	ARRENDAMIENTOS	132,000
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,602,200
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,602,200
330.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	1,602,200
330.1.2.4.0.00.	TASAS Y DERECHOS	243,000
330.1.2.4.2.00.	TASAS	243,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	243,000
330.1.2.6.0.00.	INGRESOS VARIOS	820,000
330.1.2.6.0.11.	REINTEGROS	420,000
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	400,000
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	9,409,435
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	9,409,435
330.1.3.1.0.17.	A SECTOR PRIVADO	9,409,435
330.2.0.0.0.00.	INGRESOS DE CAPITAL	3,219,300
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	3,219,300
330.2.1.1.0.00.	VENTA DE ACTIVOS	2,869,300
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2,869,300



330.2.1.1.1.01. TERRENOS	2,869,300
330.2.1.3.0.00. RECUPERACIÓN DE PRÉSTAMOS	350,000
330.2.1.3.7.00. SECTOR PRIVADO	350,000
330.2.1.3.7.03. PRÉSTAMOS HIPOTECARIOS	350,000

ARTÍCULO 232. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,021,679
Operaciones de Créditos	3,671,856
Transferencias Varias	13,100
Total del Presupuesto de Funcionamiento	**10,706,635**
Inversión	
Inversiones Propias del B.H.N.	4,369,300
Equipamiento	350,000
Total del Presupuesto de Inversión	**4,719,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,425,935**

CAPÍTULO VI
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 233. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2024:

Ingresos Totales	14,272,439
Menos: Aumento de Reservas	
Ingresos Disponibles	14,272,439
Gastos	14,272,439

ARTÍCULO 234. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00. SUPERINTENDENCIA DEL MERCADO DE VALORES	14,272,439
365.1.0.0.0.00. INGRESOS CORRIENTES	14,272,439
365.1.2.0.0.00. INGRESOS NO TRIBUTARIOS	7,903,144
365.1.2.3.0.00. TRANSFERENCIAS CORRIENTES	65,835
365.1.2.3.1.00. GOBIERNO CENTRAL	65,835
365.1.2.3.1.16. MINISTERIO DE ECONOMÍA Y FINANZAS	65,835
365.1.2.4.0.00. TASAS Y DERECHOS	7,526,656
365.1.2.4.2.00. TASAS	7,526,656
365.1.2.4.2.60. TASA REGULACIÓN DE VALORES	7,526,656
365.1.2.6.0.00. INGRESOS VARIOS	310,653
365.1.2.6.0.01. MULTAS, RECARGOS E INTERESES	165,644
365.1.2.6.0.99. OTROS INGRESOS VARIOS	145,009
365.1.4.0.0.00. SALDO EN CAJA Y EN BANCO	6,369,295
365.1.4.2.0.00. DISPONIBLE LIBRE EN BANCO	6,369,295
365.1.4.2.0.01. SALDO CORRIENTE	6,369,295

ARTÍCULO 235. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2024, cuya asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,476,174
Regulación del Mercado de Valores	2,671,826
Total del Presupuesto de Funcionamiento	**14,148,000**
Inversión	
Fortalecimiento en Capacit. y Tecnología	124,439
Total del Presupuesto de Inversión	**124,439**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,272,439**

CAPÍTULO VII
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 236. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2024:

Ingresos Totales	24,363,980
Menos: Aumento de Reservas	
Ingresos Disponibles	24,363,980
Gastos	24,363,980

ARTÍCULO 237. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	24,363,980
390.1.0.0.0.00.	INGRESOS CORRIENTES	5,792,116
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,792,116
390.1.2.1.0.00.	RENTA DE ACTIVOS	3,852,089
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,852,089
390.1.2.1.4.10.	PRIMA DE SEGUROS	3,852,089
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,925,622
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,925,622
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,925,622
390.1.2.6.0.00.	INGRESOS VARIOS	14,405
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	14,405
390.2.0.0.0.00.	INGRESOS DE CAPITAL	18,571,864
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17,927,600
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17,927,600
390.2.3.2.1.00.	GOBIERNO CENTRAL	17,927,600
390.2.3.2.1.10.	MIN. DE DESARROLLO AGROPECUARIO	17,927,600
390.2.4.0.0.00.	SALDO EN CAJA Y BANCO	644,264
390.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	644,264
390.2.4.2.0.01.	SALDO EN BANCO	644,264

ARTÍCULO 238. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,844,868
Seguro Agropecuario	2,947,248
Total del Presupuesto de Funcionamiento	**5,792,116**



Inversión

Equipamento	227,058
Infraestructura	267,206
Garantía para Actividad Agropecuaria	18,077,600
Total del Presupuesto de Inversión	**18,571,864**
TOTAL DEL PRESUPUESTO DE GASTOS	**24,363,980**





TÍTULO VI
PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DEL SECTOR PÚBLICO FINANCIERO

ARTÍCULO 239. Se aprueban los presupuesto de las Entidades del Sector Público Financiero para la vigencia fiscal de 2024, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
T O T A L	1,061,610,924	1,735,117,011	2,796,727,935	939,792,429	1,856,935,506	2,796,727,935
BANCO NACIONAL DE PANAMÁ	658,957,200	1,240,735,300	1,899,692,500	606,505,500	1,293,187,000	1,899,692,500
CAJA DE AHORROS	402,653,724	494,381,711	897,035,435	333,286,929	563,748,506	897,035,435

ARTÍCULO 240. Se aprueban los gastos corrientes del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
T O T A L	744,343,090	162,224,339	0	0	33,225,000	939,792,429
BANCO NACIONAL DE PANAMÁ	457,759,600	148,745,900	0	0	0	606,505,500
CAJA DE AHORROS	286,583,490	13,478,439	0	0	33,225,000	333,286,929

ARTÍCULO 241. Se aprueban los gastos de capital del Presupuesto del Sector Público Financiero para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	1,818,247,300	2,497,730	0	36,190,476	1,856,935,506
BANCO NACIONAL DE PANAMÁ	1,291,315,400	1,871,600	0	0	1,293,187,000
CAJA DE AHORROS	526,931,900	626,130	0	36,190,476	563,748,506



CAPÍTULO II
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 242. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2024:

Ingresos Totales	1,899,692,500
Menos: Aumento de Reservas	
Ingresos Disponibles	1,899,692,500
Gastos	1,899,692,500

ARTÍCULO 243. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,899,692,500
345.1.0.0.0.00.	INGRESOS CORRIENTES	658,957,200
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,795,100
345.1.2.1.0.00.	RENTA DE ACTIVOS	385,200
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	385,200
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	385,200
345.1.2.4.0.00.	TASAS Y DERECHOS	24,409,900
345.1.2.4.2.00.	TASAS	24,409,900
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	24,409,900
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	634,162,100
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	600,509,300
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	32,523,500
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	8,869,400
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	448,600
345.1.3.1.0.16.	A MUNICIPIOS	216,000
345.1.3.1.0.17.	A SECTOR PRIVADO	297,036,200
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	261,415,600
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS S/VALORES	33,652,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	33,652,800
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,240,735,300
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,240,735,300
345.2.1.1.0.00.	VENTA DE ACTIVOS	901,000
345.2.1.1.2.00.	VENTA DE BIENES MUEBLES	901,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	901,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,239,834,300
345.2.1.3.1.00.	GOBIERNO CENTRAL	656,000,000
345.2.1.3.1.01.	ESTACIONAMIENTO PÚBLICO Y ESTACIONOMETRO	656,000,000
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	3,000,000
345.2.1.3.2.10.	CAJA DE SEGURO SOCIAL(PROG.IVM)	3,000,000
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	8,592,000
345.2.1.3.3.80.	EMPRESA METRO DE PANAMÁ, S.A.	8,592,000
345.2.1.3.6.00.	MUNICIPIOS	1,560,000
345.2.1.3.6.76.	PANAMÁ	1,560,000
345.2.1.3.7.00.	SECTOR PRIVADO	570,682,300
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	570,682,300



ARTÍCULO 244. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2024, cuya estructura y y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	467,180,500
Transferencias Varias	141,196,600
Total del Presupuesto de Funcionamiento	**608,377,100**
Inversión	
Crédito Comercial	692,145,800
Obras y Construcciones	30,760,000
Crédito Agropecuario	236,516,400
Crédito para Vivienda	300,000,000
Equipamiento de Sucursales	31,893,200
Total del Presupuesto de Inversión	**1,291,315,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,899,692,500**

CAPÍTULO III
3.60 CAJA DE AHORROS

ARTÍCULO 245. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2024:

Ingresos Totales	897,035,435
Menos: Aumento de Reservas	
Ingresos Disponibles	897,035,435
Gastos	897,035,435

ARTÍCULO 246. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	897,035,435
360.1.0.0.0.00.	INGRESOS CORRIENTES	402,653,724
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	393,882,760
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	393,882,760
360.1.3.1.0.17.	A SECTOR PRIVADO	393,882,760
360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	8,770,964
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	8,770,964
360.1.4.2.0.01.	SALDO CORRIENTE	8,770,964
360.2.0.0.0.00.	INGRESOS DE CAPITAL	494,381,711
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	425,657,461
360.2.1.1.0.00.	VENTA DE ACTIVOS	300,000
360.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	300,000
360.2.1.1.1.02.	EDIFICIOS	300,000
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	347,474,701
360.2.1.3.7.00.	SECTOR PRIVADO	347,474,701
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	347,474,701
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	77,882,760
360.2.1.4.9.00.	SECTOR PRIVADO	77,882,760



360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	77,882,760
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	68,724,250
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	68,724,250
360.2.4.2.0.01.	SALDO EN BANCO	68,724,250

ARTÍCULO 247. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	287,209,620
Transferencias Varias	13,478,439
Operaciones Financieras	69,415,476
Total del Presupuesto de Funcionamiento	**370,103,535**
Inversión	
Hipotecarios y Construcción	137,500,800
Adquisición Inmuebles y Equipo	7,861,000
Otros Préstamos	361,416,600
Fortalecimiento Tecnológico	13,989,100
Equipamiento de la Sede y Sucursales	6,164,400
Total del Presupuesto de Inversión	**526,931,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**897,035,435**



TÍTULO VII
PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE OTRAS ENTIDADES DEL SECTOR PÚBLICO

ARTÍCULO 248. Se aprueban los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2024, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	439,310,165	190,479,768	629,789,933	397,501,020	232,288,913	629,789,933
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	314,161,265	10,000,000	324,161,265	273,469,865	50,691,400	324,161,265
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700	0	2,994,700	2,873,895	120,805	2,994,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	122,154,200	180,479,768	302,633,968	121,157,260	181,476,708	302,633,968

ARTÍCULO 249. Se aprueban los gastos corrientes de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSF. CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	186,501,999	89,174,021	0	0	121,825,000	397,501,020
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	128,306,965	56,337,900	0	0	88,825,000	273,469,865
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,792,695	81,200	0	0	0	2,873,895
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	55,402,339	32,754,921	0	0	33,000,000	121,157,260

ARTÍCULO 250. Se aprueban los gastos capital de los presupuestos de Otras Entidades del Sector Público para la vigencia fiscal de 2024, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	229,263,114	3,025,799	0	0	232,288,913
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	48,783,346	1,908,054	0	0	50,691,400
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	120,805	0	0	120,805
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	180,479,768	996,940	0	0	181,476,708



CAPÍTULO II
2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 251. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A para la vigencia fiscal de 2024:

Ingresos Totales	324,161,265
Menos: Aumento de Reservas	
Ingresos Disponibles	324,161,265
Gastos	324,161,265

ARTÍCULO 252. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	324,161,265
202.1.0.0.0.00.	INGRESOS CORRIENTES	314,161,265
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	314,161,265
202.1.2.1.0.00.	RENTA DE ACTIVOS	163,608,586
202.1.2.1.1.00.	ARRENDAMIENTOS	108,003,991
202.1.2.1.1.01.	ARRENDAMIENTOS	108,003,991
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	23,531,276
202.1.2.1.3.04.	VENTA DE ENERGÍA	4,223,670
202.1.2.1.3.07.	AGUA	21,658
202.1.2.1.3.11.	COMBUSTIBLE	19,285,948
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	32,073,319
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	1,275
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	16,718,991
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	4,907,474
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	9,122,744
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	1,322,835
202.1.2.4.0.00.	TASAS Y DERECHOS	147,934,948
202.1.2.4.1.00.	DERECHOS	99,774,861
202.1.2.4.1.17.	USO DE AEROPUERTOS	81,454,741
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTACIONOMETRO	2,775,828
202.1.2.4.1.45.	OTRAS CONCESIONES	15,544,292
202.1.2.4.2.00.	TASAS	48,160,087
202.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	15,578,191
202.1.2.4.2.27.	TASA DE DESARROLLO AEROPORTUARIO	32,581,896
202.1.2.6.0.00.	INGRESOS VARIOS	2,617,731
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	856,019
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,761,712
202.2.0.0.0.00.	INGRESOS DE CAPITAL	10,000,000
202.2.2.0.0.00.	RECURSOS DEL CRÉDITO	10,000,000
202.2.2.1.0.00.	CRÉDITO INTERNO	10,000,000
202.2.2.1.4.00.	PRÉSTAMOS	10,000,000
202.2.2.1.4.21.	BNP-AITSA 2016	10,000,000

ARTÍCULO 253. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	181,885,694
Operaciones Aeroportuarias	93,492,22?

Total del Presupuesto de Funcionamiento	**275,377,919**
Inversión	
Ampliación y Remodelación	14,610,000
Plan de Expansión	34,173,346
Total del Presupuesto de Inversión	**48,783,346**
TOTAL DEL PRESUPUESTO DE GASTOS	**324,161,265**

CAPÍTULO III
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 254. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2024:

Ingresos Totales	2,994,700
Menos: Aumento de Reservas	
Ingresos Disponibles	2,994,700
Gastos	2,994,700

ARTÍCULO 255. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,994,700
275.1.0.0.0.00.	INGRESOS CORRIENTES	2,994,700
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,500,000
275.1.2.6.0.00.	INGRESOS VARIOS	1,500,000
275.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,500,000
275.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,494,700
275.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,494,700
275.1.4.2.0.01.	SALDO CORRIENTE	1,494,700

ARTÍCULO 256. Para la ejecución del programa de funcionamiento se aprueba el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,994,700
Total del Presupuesto de Funcionamiento	**2,994,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,994,700**

CAPÍTULO IV
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 257. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2024:

Ingresos Totales	302,633,968
Menos: Aumento de Reservas	
Ingresos Disponibles	302,633,968
Gastos	302,633,968



ARTÍCULO 258. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	302,633,968
278.1.0.0.0.00.	INGRESOS CORRIENTES	122,154,200
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	122,154,200
278.1.2.4.0.00.	TASAS Y DERECHOS	120,954,200
278.1.2.4.2.00.	TASAS	120,954,200
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	120,954,200
278.1.2.6.0.00.	INGRESOS VARIOS	1,200,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,200,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	180,479,768
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	180,479,768
278.2.2.1.0.00.	CRÉDITO INTERNO	22,396,245
278.2.2.1.4.00.	PRÉSTAMOS	22,396,245
278.2.2.1.4.18.	LÍNEA DE CRÉDITO BNP - ETESA	22,396,245
278.2.2.2.0.00.	CRÉDITO EXTERNO	158,083,523
278.2.2.2.5.00.	BONOS EXTERNOS	158,083,523
278.2.2.2.5.20.	BONOS EXTERNOS ETESA	158,083,523

ARTÍCULO 259. Para la ejecución de los programas de funcionamiento e inversión se aprueba el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2024, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	89,229,176
Operación Integrada	32,925,024
Total del Presupuesto de Funcionamiento	**122,154,200**
Inversión	
Transmisión	157,998,523
Fortalec. de Otras Inv. de Etesa	22,481,245
Total del Presupuesto de Inversión	**180,479,768**
TOTAL DEL PRESUPUESTO DE GASTOS	**302,633,968**



TÍTULO VIII
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
DISPOSICIONES GENERALES

ARTÍCULO 260. Objeto. Esta Ley tiene por objeto establecer un conjunto de disposiciones que regirán la administración general presupuestaria de forma integrada, eficiente e intersistémica, en un contexto de sostenibilidad y responsabilidad fiscal, para garantizar la calidad, efectividad y transparencia de las acciones gubernamentales financiadas por el Presupuesto General del Estado.

ARTÍCULO 261. Ámbito. La presente Ley se aplicará para el manejo del Presupuesto General del Estado y será de obligatorio cumplimiento para las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros.

En los municipios y juntas comunales, estas normas se aplicarán supletoriamente. De igual forma, en las sociedades anónimas en las que el Estado posea el 51 % o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen, siempre que no sean contrarios a la composición jurídica de las sociedades anónimas.

A las personas jurídicas que, al amparo de documento legal idóneo, administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

ARTÍCULO 262. Definiciones. Para efectos de la aplicación de la presente Ley, se definen los siguientes conceptos:

1. *Actividad económica del Estado.* Es la provisión de bienes y servicios públicos por parte de las instituciones públicas financiadas por el Presupuesto General del Estado o por parte de empresas públicas y otras formas de organización que administran recursos públicos en el marco de los principios de sostenibilidad y responsabilidad fiscal.

2. *Administración Financiera del Sector Público.* Es el ámbito de intervención de todos los entes rectores de la Gestión Financiera Pública, a través de la centralización técnica-normativa y de la descentralización operativa adecuada de la administración de los recursos públicos.

3. *Administración Presupuestaria.* Es la gestión del Presupuesto General del Estado de forma integrada e intersistémica con los demás entes rectores de la Administración Financiera del Sector Público. Se ejecuta para la implementación de la Política Fiscal y de las políticas públicas establecidas en los instrumentos de la planificación, mediante la aplicación de principios, reglas y procedimientos por los que se rigen sus

componentes, en la aplicación de los fondos públicos.

4. *Administración Financiera Pública.* Es la gestión de los derechos y obligaciones económicas financieras de titularidad o a cargo del Estado, mediante la aplicación de reglas, principios y procedimientos por los que se rigen sus instituciones públicas.

5. *Activos del Sector Público.* Son aquellos cuya titularidad corresponde al Estado, pueden ser financieros y no financieros y son gestionados por las instituciones públicas.

6. *Fondos públicos.* Son los flujos financieros que constituyen activos del Estado, cuya administración se encuentra a cargo del Sector Público, de acuerdo con el ordenamiento legal aplicable.

7. *Materia presupuestaria.* Es el conjunto de partidas del Presupuesto General del Estado que definen los gastos y su financiamiento para el logro de los resultados esperados por la sociedad.

8. *Obligaciones del Sector Público.* Son los pasivos financieros y no financieros, cuya titularidad corresponde al Estado, y son gestionados por las instituciones públicas.

9. *Política Fiscal.* Es el uso de los instrumentos fiscales como el gasto público, impuestos y financiamiento que influyen en la economía. Se determina siguiendo los principios de sostenibilidad fiscal y responsabilidad fiscal, en cumplimento de las reglas fiscales, y con una visión multianual, a fin de contribuir con la estabilidad macroeconómica mediante una administración adecuada de los recursos públicos, a través de la Administración Presupuestaria.

10. *Proceso presupuestario.* Es el ciclo anual mediante el cual se cumple el ejercicio y control de los recursos públicos. Está conformado por las siguientes fases de la Administración Presupuestaria para la gestión del Presupuesto General del Estado: formulación, aprobación, ejecución presupuestaria, seguimiento y evaluación de la ejecución presupuestaria y liquidación y rendición de cuentas.

11. *Provisión y producción de bienes y servicios públicos o privados.* Es el proceso mediante el cual el Estado adquiere bienes y servicios financiados con el Presupuesto General del Estado. La provisión es pública y financiada por el Presupuesto General del Estado; la producción puede ser pública o privada, la primera financiada por el Presupuesto General del Estado y la segunda mediante recursos públicos y/o privados cuya gestión es supervisada por una institución pública, y sus riesgos fiscales gestionados por el Ministerio de Economía y Finanzas.

12. *Recursos públicos.* Es el conjunto de derechos y bienes del Estado.

13. *Riesgos fiscales.* Son factores que pueden afectar el cumplimiento de obligaciones en el marco fiscal. Se establecen en dos categorías de pasivos contingentes: explícitos e implícitos, normados y supervisados por el Ministerio de Economía y Finanzas y gestionados de forma descentralizada por las instituciones públicas. Para su materialización, requieren de la asignación de gastos en el Presupuesto General del Estado.



ARTÍCULO 263. <u>Principios de la Administración Presupuestaria</u>. Los agentes públicos y privados que actúan e interactúan mediante actos de gestión financiera pública en la Administración Presupuestaria, en virtud de la presente Ley, son regidos por las siguientes tres categorías de principios:

1. Específicos, que tienen como eje los agentes públicos y privados:

    a. <u>Responsabilidad</u>. Los distintos agentes que participan en el proceso presupuestario deben cumplir con la legalidad. Son responsables por el daño o perjuicio que puedan causar en caso de incumplimiento de esta Ley. Los ministros y máximas autoridades de las instituciones públicas son responsables de generar los productos y resultados que se comprometen a alcanzar en los programas presupuestarios.

    b. <u>Probidad</u>. Los integrantes de la Administración Presupuestaria adoptarán las medidas o acciones pertinentes para prevenir cualquier acto de corrupción, procurando satisfacer el interés general, desechando todo provecho o ventaja personal, obtenido por sí o por interpuesta persona, y realizando una gestión conforme a los principios y valores éticos establecidos para la función pública, que garanticen su transparencia y control.

2. Específicos del instrumento del Presupuesto General del Estado:

    a. <u>Calidad del Presupuesto</u>. El Presupuesto General del Estado será gestionado en todo el proceso presupuestario bajo los criterios de eficiencia asignativa y técnica, equidad, efectividad, economía, calidad y oportunidad en la generación de bienes y servicios públicos a los ciudadanos.

    b. <u>Equidad</u>. Las acciones asignadas en el Presupuesto General del Estado deben orientarse al logro de resultados a favor de la población y de mejora o preservación en las condiciones de su entorno.

    c. <u>Especialidad cuantitativa</u>. Toda disposición o acto que implique la realización de gastos debe cuantificar su efecto sobre el Presupuesto General del Estado, de modo que se sujete en forma estricta a la partida presupuestaria autorizada a la institución pública.

    d. <u>Especialidad cualitativa</u>. Los gastos que se establecen en el Presupuesto General del Estado son concretos y determinados, totalmente especificados, es decir, que no se permite efectuar gastos genéricos, existiendo limitaciones al traspaso de asignaciones entre partidas presupuestarias o la creación de otras diferentes a las inicialmente aprobadas.

    e. <u>Especialidad temporal</u>. Los gastos que se establecen en el Presupuesto General del Estado son para gastar durante un periodo de tiempo concreto, y no por tiempo indefinido. Este periodo de tiempo es lo que se denomina ejercicio fiscal, que coincide con el año calendario.

    f. <u>Multianualidad</u>. Es una gestión articulada de la Administración Presupuestaria bajo una perspectiva multianual alineada a las medidas de la Política Fiscal vigente.

    g. <u>No afectación predeterminada</u>. Los ingresos públicos de cada una de las



instituciones públicas deben destinarse a financiar el conjunto de gastos presupuestarios previstos en el Presupuesto General del Estado.

h.   Integridad. El registro de los ingresos y los gastos se realiza en el Presupuesto General del Estado por su importe total, salvo las devoluciones de ingresos que se declaren indebidos por la autoridad competente.

i.   Universalidad y unidad. Todos los ingresos y gastos del Sector Público, así como todos los presupuestos de las instituciones públicas que lo comprenden, se sujetan a la presente Ley, con excepción de la Autoridad del Canal de Panamá, que tendrá presupuesto propio.

j.   Información y especificidad. El Presupuesto General del Estado y sus modificaciones deben contener información suficiente y adecuada para efectuar la evaluación de la gestión del presupuesto y de sus logros.

k.   Evidencia. Las decisiones en el proceso presupuestario orientadas a la financiación y ejecución de políticas públicas se basan en la mejor evidencia disponible y pertinente.

l.   Exclusividad presupuestaria. La Ley del Presupuesto General del Estado contiene exclusivamente materia de orden presupuestaria y con vigencia anual.

m.   Unidad de caja. Todos los ingresos deberán consignarse en el Presupuesto General del Estado, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos originadas en sus distintas dependencias. Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley. En el caso de los ingresos creados por leyes con destino específico, su recaudación y depósito se hará de acuerdo con este principio.

3.   Específicos de la Administración Presupuestaria:

a.   Rectoría normativa y operatividad desconcentrada. La Administración Presupuestaria se regula de manera centralizada en lo técnico-normativo, correspondiendo a las instituciones públicas el desarrollo del proceso presupuestario desconcentrado y operativo.

b.   Responsabilidad fiscal. Las políticas públicas se establecen con el compromiso de seguir un manejo fiscal prudente y disciplinado que incluya el estricto cumplimiento del marco macrofiscal, con el objetivo de preservar la estabilidad macroeconómica.

c.   Sostenibilidad fiscal. Consiste en preservar la solvencia financiera del Sector Público en el mediano plazo, considerando de forma estricta su capacidad financiera en forma previa a la asunción de obligaciones de cualquier naturaleza que tenga impacto fiscal.

d.   Sostenibilidad financiera. Capacidad para financiar compromisos de gastos presentes y futuros dentro de los límites de déficit y deuda pública que



garantizan la estabilidad presupuestaria, y están programados en el marco presupuestario de mediano plazo.

e. <u>Equilibrio fiscal</u>. Es la preservación de la sostenibilidad y responsabilidad fiscal establecidas en la normativa vigente en el proceso presupuestario de la Administración Presupuestaria.

f. <u>Regla de oro de la Administración Presupuestaria</u>. La institución no podrá autorizar el trámite para ejecutar cualquier gasto o inversión, si en el Presupuesto General del Estado no se cuenta con la asignación en la partida específica y no exista sostenibilidad financiera, ni podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del proceso presupuestario de esta obligación.

g. <u>Publicidad y transparencia</u>. La información relativa al proceso presupuestario debe ser pública y transparente para los ciudadanos, así como para los entes rectores y los responsables de las instituciones públicas para soportar la toma de decisión y seguimiento de los gastos y de las inversiones. La asimetría de información debe ser mitigada por todos los agentes públicos que interactúan en la Administración Presupuestaria. La transparencia sigue los preceptos de presupuesto abierto, exige un acceso a la información fácilmente entendible por parte de ciudadanos y se refiere no tan solo a las variables financieras sino a los productos, resultados y logro de las metas y objetivos de la planificación.

ARTÍCULO 264. <u>Lineamientos generales</u>. La Administración Presupuestaria incorpora los siguientes lineamientos para su gestión eficiente, efectiva y transparente:

1. El papel fundamental del Estado en su actividad económica es la provisión pública de bienes y servicios a la sociedad; su producción, pública o privada, debe ser eficiente y efectiva mitigando costos inadecuados de transacción y buscando maximizar la generación de resultados con valor por dinero a través de la ejecución del Presupuesto General del Estado con aplicación del principio de equidad.

2. La efectividad de la ejecución del Presupuesto General del Estado es un potente instrumento de Política Fiscal, que colabora para el alcance del Producto Interno Bruto (PIB) proyectado; por lo tanto, es fundamental que las evaluaciones trimestrales de la ejecución presupuestaria hagan seguimiento del cumplimento de la Política Fiscal y de los resultados esperados, y establecer un plan de acción para corregir los desvíos identificados, mitigando los actos y hechos que conllevan a la ineficiencia, la falta de probidad administrativa y la generación de pagos en atraso de la ejecución presupuestaria.

3. La sostenibilidad financiera de las acciones del Estado es garantizada por los preceptos del marco presupuestario de mediano plazo, en el que son establecidas cifras topes de gastos e inversiones para las instituciones públicas, las cuales son vinculantes para el año fiscal del Presupuesto General del Estado e indicativas para los cuatro futuros años fiscales.

4. La articulación de los instrumentos de planificación con el Presupuesto General del

Estado se hace través de la presupuestación por resultados, orientada en la priorización del financiamiento de los programas presupuestarios por vía de los instrumentos de planificación de gobierno y sectoriales, bajo las metas de la Política Fiscal, en el marco de presupuesto de mediano plazo.

5.   La sostenibilidad fiscal requiere el monitoreo de los riesgos fiscales advenidos de la generación de pasivos contingentes explícitos e implícitos; mitigarlos con acciones ex ante, permitiendo el control previo y estableciendo, de ser necesario, la debida provisión presupuestaria para soportar su materialización.

6.   Los entes rectores de las funciones de la gestión de finanzas públicas deben de forma articulada proveer informaciones oportunas y transparentes para la Administración Presupuestaria para garantizar la calidad del Presupuesto General del Estado.

7.   La transparencia en el proceso presupuestario es un tema central y debe fomentar la publicidad en el lenguaje adecuado a la población, permitiéndose el seguimiento y participación de la sociedad civil en el contexto de una plataforma de presupuesto abierto a través de las instancias legales correspondientes.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 265. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto se basa en dos niveles de competencias:

1.   A nivel del ente rector, al que corresponde dirigir la Administración Presupuestaria del Sector Público mediante la asignación anual, registro, seguimiento y evaluación de la ejecución del Presupuesto General del Estado, así como su cierre y liquidación anual.

2.   A nivel institucional, que es la instancia que realiza la asignación periódica para cada partida, autoriza el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado.

La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Corresponde a la Contraloría General de la República, conforme a la Constitución Política de la República, fiscalizar y regular mediante el Control Previo y Posterior todos los actos de manejo de fondos y otros bienes públicos a fin de que se realicen con corrección, según lo establecido en la ley.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de la autorización, el compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.



ARTÍCULO 266. Principios de la Administración Presupuestaria. Las actuaciones de quienes participen en las distintas fases de la Administración Presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 267. Principio general. La institución no podrá autorizar el trámite para la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la asignación en la partida específica del gasto, ni podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 268. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las asignaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán evaluadas por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 269. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley y la Cuenta Única del Tesoro.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener la información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.



ARTÍCULO 270. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales, posterior a su autorización administrativa correspondiente: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso: es el registro de la promesa adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios.

Devengado: es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios. El devengado es el considerado como el ejecutado para el análisis de la evaluación presupuestaria.

Pago: es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 271. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 272. Fondos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral general.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 273. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos para dichas entidades. Esta información también se deberá poner en conocimiento a la Comisión de Presupuesto de la Asamblea Nacional respecto a este ingreso adicional, para efectos de la inclusión de este al Presupuesto mediante crédito adicional.

Si las entidades gubernamentales generan ingresos mayores de los estimados en su Presupuesto, podrán ser utilizados prioritariamente por la entidad recaudadora para el rubro exclusivo de inversión; si no son ejecutados, el Ministerio de Economía y Finanzas podrá disponer el uso de estos exclusivamente para el rubro de inversión.

ARTÍCULO 274. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 275. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En el caso de los ingresos corrientes, deberá tomarse del total de los excedentes, debidamente comprobado.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.



ARTÍCULO 276. <u>Aportes y dividendos al Estado</u>. Las entidades públicas están en la obligación de cumplir con el aporte y dividendo de los ingresos contemplados dentro del Presupuesto General del Estado y deberán presentar a la Comisión de Presupuesto un informe trimestral de los aportes y dividendos del Estado y sus estados financieros. Si estos recursos son inferiores al presupuestado, las entidades comunicarán al Ministerio de Economía y Finanzas las razones por las cuales no puedan cumplir con el aporte, para su evaluación. El representante legal de la entidad y la junta directiva sustentarán la disminución ante la Comisión de Presupuesto de la Asamblea Nacional, y el Ministerio de Economía y Finanzas recomendará los ajustes en los gastos. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el débito de la cuenta.

ARTÍCULO 277. <u>Ingresos recaudados inferiores a los presupuestados</u>. Los ingresos recaudados son inferiores cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal situación.

ARTÍCULO 278. <u>Modificación de los ingresos</u>. Las entidades públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 279. <u>Depósito de los fondos públicos</u>. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.



SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 280. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 281. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gasto se realizará en función de las asignaciones mensuales, la autorización administrativa institucional y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 282. Control de las asignaciones mensuales. El control de las asignaciones mensuales lo llevará las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y la Contraloría General de la República, por medio de la Dirección de Métodos y Sistemas de Contabilidad, en el ámbito de sus respectivas competencias y responsabilidades. El saldo disponible de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

Cada institución, a través de la respectiva Oficina de Registro y Control Presupuestario, velará por el registro oportuno, exacto y correcto de los documentos de afectación presupuestaria, principalmente para que el compromiso corresponda a la naturaleza del gasto que se haya obtenido la autorización del nivel pertinente y que exista la disponibilidad presupuestaria para cubrirlo.

ARTÍCULO 283. Redistribución de las asignaciones mensuales. Las entidades públicas podrán solicitar redistribuciones de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las evaluará y comunicará al solicitante cuando proceda.

La evaluación y comunicación se harán electrónicamente y se enviarán a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento, dentro de los primeros veinte días del mes.

ARTÍCULO 284. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de ministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo los decretos de personal de los ministerios del Gobierno Central que en forma expresa autorice el Órgano Ejecutivo y las acciones de personal del resto del Sector Público que autorice el Órgano Ejecutivo mediante decreto ejecutivo.

En el caso del Órgano Legislativo y del Órgano Judicial, esta excepción se aplicará



para los sueldos superiores al monto de cinco mil balboas (B/.5,000.00) mensuales.

ARTÍCULO 285. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución. La entidad se responsabiliza de consignar en el presupuesto las cifras requeridas para atender este pago.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 286. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo, salvo casos amparados en leyes especiales.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en las que el Estado sea dueño del 51 % o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 287. Ejercicio de un cargo laboral interino dentro del Sector Público. Cuando un servidor público se nombre interinamente en reemplazo en un cargo con estatus de licencia, se devengará el salario de ese cargo, solamente en el periodo de la licencia. La acción de nombramiento para ese reemplazo debe indicar la fecha de inicio y término del periodo que dure la interinidad.



ARTÍCULO 288. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central se remitirán al Ministerio de Economía y Finanzas para su revisión presupuestaria, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se remitirán al Ministerio de Economía y Finanzas para su verificación y registro presupuestario.

Todas las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos que integran el Sector Público deben ser remitidas al Ministerio de Economía y Finanzas para su revisión presupuestaria. El presupuesto relativo a Servicios Personales se formulará con base en la estructura de puestos existentes en el Ministerio de Economía y Finanzas.

Corresponderá a la entidad respectiva cumplir previamente con la reglamentación de la carrera pública a la que pertenece cada servidor público.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascenso de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, el Tribunal de Cuentas, la Fiscalía General de Cuentas, la Defensoría del Pueblo y la Caja de Seguro Social se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su incorporación a la planilla correspondiente. Se consideran como una extensión de la Asamblea Nacional las oficinas ubicadas en los circuitos electorales.

ARTÍCULO 289. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas, actividades o proyectos, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

Para estos nombramientos, la entidad correspondiente remitirá previamente las acciones de personal al Ministerio de Economía y Finanzas, para su debida verificación y registro presupuestario. Posteriormente, la entidad lo remitirá a la fiscalización de la Contraloría General de la República.

El personal asignado a proyectos de inversión cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará únicamente al Objeto de Gasto 004 Personal Transitorio para Inversiones.

PARÁGRAFO. Las entidades públicas que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social y la respectiva partida del XIII mes, cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante.

ARTÍCULO 290. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 291. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Corresponderá a la Contraloría General de la República la verificación y el control de la dualidad e incompatibilidad para el ejercicio de dicha contratación. Se entiende que no existe dualidad cuando el contratista sea pagado a través del Objeto de Gasto 172 y labore en el Sector Privado.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la excepción del Órgano Ejecutivo. Se excluyen de esta norma el Órgano Legislativo y el Órgano Judicial, cuyo monto y condiciones deberán establecerse mediante documento legal interno y enviar el detalle de la estructura al Ministerio de Economía y Finanzas. Dichas contrataciones tendrán que reflejar la información siguiente: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer conforme lo establezca el contrato mensual, quincenal o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional y a la Contraloría General de la República para su incorporación a la planilla correspondiente.

ARTÍCULO 292. Pago de planillas adicionales. Para pagar las planillas adicionales, la entidad debe tener la disponibilidad presupuestaria para hacerle frente al pago y a las prestaciones correspondientes.

ARTÍCULO 293. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley de Contrataciones Públicas vigente y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado para la vigencia corriente. En los casos en que la consultoría se prolongue por dos o más vigencias fiscales, la entidad contratante se obliga a incluir en el presupuesto de las siguientes vigencias las partidas presupuestarias hasta culminar la fecha del contrato.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados o como se defina en el contrato.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 294. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de Asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral, magistrados del Tribunal Administrativo de la Función Pública, el fiscal general electoral, magistrados del Tribunal de Cuentas, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, director y subdirector del Instituto Técnico Superior Especializado, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector Descentralizado, secretario ejecutivo del SIACAP, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector general del Servicio Nacional de Migración, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, alcaldes, representantes y concejales, pagados a cargo de cada entidad nominadora, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República, del Servicio Nacional de Fronteras, Benemérito Cuerpo de Bomberos (con cargos de Capitán, Mayores, Tenientes Coroneles y Coroneles), y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 295. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el servidor público haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25 % de la jornada regular de un mes, para casos autorizados por el superior jerárquico inmediato del servidor público. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50 % del sueldo regular de un mes, en casos extraordinarios debidamente autorizados por el superior jerárquico inmediato del servidor público y la autoridad máxima de la institución. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 296. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la tabla siguiente:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales,

secretario ejecutivo del SIACAP, director y subdirector del Instituto Técnico Superior Especializado, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/. 125.00 diarios.

2.   Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.100.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los servidores públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 297. <u>Viáticos en el exterior del país.</u> En los casos en que sea necesario enviar a funcionarios en misiones oficiales del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, de la Contraloría General de la República, del Tribunal Electoral, del Tribunal de Cuentas, de la Fiscalía General de Cuentas, de la Defensoría del Pueblo, las sociedades anónimas, las entidades financieras y la tripulación del avión presidencial. Los viáticos serán los siguientes:

1.   Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, rector de la Universidad de Panamá, defensor del pueblo, director y subdirector del Instituto Técnico Superior Especializado, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, administradores y subadministradores generales, rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP, miembros de la Junta Directiva que conforman las

entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública. A los funcionarios anteriormente señalados no se les darán viáticos para los viajes al exterior en los países o áreas geográficas que a continuación se detallan:

     Europa, Asia, África y Oceanía

     Estados Unidos, Canadá, Argentina, Brasil y Chile

     México, Centroamérica, el Caribe y el resto de América Latina

2.   Para otros funcionarios: directores, subdirectores nacionales y dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.400.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.300.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.250.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50 % del viático establecido en este artículo según la región a la que viaje.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponde a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales similares.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad, sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

Los funcionarios deberán enviar a la Autoridad Nacional de Transparencia y Acceso a la Información el correspondiente informe.

ARTÍCULO 298. <u>Viajes de funcionarios al exterior.</u> El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del



defensor del pueblo, el procurador general de la nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, el fiscal general electoral, el fiscal general de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, los rectores y los administradores y subadministradores generales de las entidades del Sector Descentralizado, director y subdirector del Instituto Superior Especializado, secretario ejecutivo del SIACAP, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva, siempre que el viaje sea mayor de tres horas, se exceptúan al presidente y el vicepresidente de la República, presidente del Órgano Legislativo y presidente del Órgano Judicial. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO. A los miembros de las juntas directivas de las entidades del Sector Público se les reconocerá el viaje en clase ejecutiva, siempre que el viaje sea mayor de tres horas.

ARTÍCULO 299. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 300. Pago de obligaciones a la seguridad social. Los pagos correspondientes a la seguridad social serán centralizados a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, que retendrá la porción correspondiente al pago de las obligaciones de la seguridad social de las entidades del Gobierno Central, las Entidades Descentralizadas Subsidiadas, las Entidades Públicas Subsidiadas, las Alcaldías y las Juntas Comunales.

ARTÍCULO 301. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 302. Indemnizaciones ordenadas por los tribunales ordinarios y de arbitrajes. Las sentencias ejecutoriadas de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes



deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

El Ministerio de Economía y Finanzas para hacerle frente a los fallos judiciales y de arbitrajes contra la nación podrá usar partidas presupuestarias de la entidad pública que dio origen a la demanda. En este sentido, el Ministerio de Economía y Finanzas transferirá mediante el procedimiento de traslados de partidas las asignaciones presupuestarias correspondientes, para que en nombre de la nación honre la obligación del fallo.

ARTÍCULO 303. <u>Prestaciones laborales a los servidores públicos.</u> Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la ley.

ARTÍCULO 304. <u>Uso de celulares.</u> El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral, fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, magistrados del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, rectores de universidades oficiales, director y subdirector del Instituto Superior Especializado, secretario ejecutivo del SIACAP y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, secretario general, subsecretario general, así como los asistentes, los asesores, las secretarias y el personal de seguridad del ministro o viceministro y de los diputados, que así lo requieran por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán incluirse



mediante una resolución administrativa firmada por el representante legal de la entidad.

El gasto de celular no podrá ser reforzado en la vigencia fiscal corriente.

ARTÍCULO 305. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1.   La institución cumplirá con el tiempo estimado de los contratos por adquisiciones de bienes y servicios, la certificación de partida presupuestaria de la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2.   El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir en los presupuestos de las próximas vigencias fiscales las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

ARTÍCULO 306. Renovación y/o contratación de arrendamiento de oficinas. Cuando una entidad requiera prorrogar o contratar un nuevo arrendamiento de oficinas, cuyo monto sea superior a ciento cincuenta mil balboas (B/.150,000.00) anual o el canon de arrendamiento mensual a pagar sea superior a once balboas con cincuenta centésimos (B/.11.50) por m^2, deberá someterlo a la consideración del Consejo Económico Nacional para su evaluación, y requerirá de la certificación de la partida presupuestaria por la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, en la que conste que cuenta con la asignación presupuestaria correspondiente.

PARÁGRAFO. Los contratos por arrendamiento de oficina deberán contener por separado el canon de mantenimiento cuando corresponda y el monto mensual de este no podrá ser mayor del monto mensual vigente en el año 2024 o al último acordado.

ARTÍCULO 307. Transferencias electrónicas de las asignaciones presupuestarias. El Ministerio de Economía y Finanzas, por medio de la Dirección General de Tesorería, transferirá a las entidades públicas, mediante las asignaciones mensuales, los recursos programados e imputará electrónicamente dicha transferencia en la partida de gasto del ministerio sectorial correspondiente.

ARTÍCULO 308. Pago del bono de incentivo por mejora en la recaudación fiscal. Las instituciones públicas cuya función sea recaudar ingresos para la Hacienda Pública y tengan incentivos de bonificación reconocido por ley cobrarán el bono correspondiente cuando la recaudación del periodo fiscal sea superior a la meta de recaudación establecida en el Presupuesto Ley del año fiscal vigente.

La base del incentivo será calculada tomando en cuenta la diferencia del excedente de



la recaudación real acumulada al final de periodo fiscal, comparado con la recaudación presupuestada establecida en la Ley de Presupuesto vigente.

El pago de todo incentivo o bonificación debe contar con la asignación de la partida presupuestaria correspondiente en el Presupuesto General del Estado.

ARTÍCULO 309. Liberación de saldos de partidas comprometidas y no devengadas. Las entidades podrán a partir del 1 de julio descomprometer partidas presupuestarias que a su entendimiento no serán ejecutadas (devengadas) en la vigencia fiscal correspondiente. Para este fin, las entidades deberán enviar nota formal al Ministerio de Economía y Finanzas, en la cual la entidad establece los saldos de las partidas que no podrán ser ejecutadas (devengadas) en la vigencia fiscal para que el Ministerio de Economía y Finanzas proceda a liberar los saldos de estas partidas.

ARTÍCULO 310. Juntas directivas. Las dietas de las juntas directivas de las entidades públicas se reconocerán por un máximo doscientos cincuenta balboas (B/.250.00) por mes. Las dietas no podrán ser modificadas en la presente vigencia fiscal.

ARTÍCULO 311. Subsidios de transporte público y de interés social. Las asignaciones presupuestarias en concepto de subsidios de transporte público estatal y los de interés social serán previamente evaluados por el ministerio rector, en coordinación con el Ministerio de Economía y Finanzas, mediante un estudio y aprobado en el Presupuesto General del Estado. Este estudio será presentado a la Comisión de Presupuesto de la Asamblea Nacional.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 312. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria en cada periodo fiscal.

El llamado acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. Las entidades con proyecto de ejecución en más de un periodo fiscal tendrán la obligación de incluir los recursos necesarios para atender dichos gastos en el Presupuesto General del Estado de las vigencias fiscales correspondientes.

Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar normas del Convenio con la Oficina de las Naciones Unidas para Servicios a Proyectos (UNOPS), del Programa de las Naciones Unidas para el Desarrollo (PNUD) o cualesquier otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 313. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con



cargo al proyecto, los servicios profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

Para estos efectos, las instituciones estatales deberán aportar a la Comisión de Presupuesto de la Asamblea Nacional un estudio de factibilidad y cronograma de ejecución previo, que sustente y garantice el proyecto a ejecutar como inversión pública responsable.

ARTÍCULO 314. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 291.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30 % del monto total de la asignación anual del proyecto.

ARTÍCULO 315. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100 % del valor anticipado.

En ningún caso, la entidad estatal contratante podrá realizar pagos anticipados que excedan el 20 % del monto contratado.

ARTÍCULO 316. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 317. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1.   La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el



tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.

2.   La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto y la institución estará obligada a ejecutar el proyecto en forma prioritaria. Asimismo, el Ministerio de Economía y Finanzas, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 318. <u>Aumento del costo de la inversión</u>. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

Las adendas por incremento de monto de un contrato deberán cumplir con las autorizaciones que indica la Ley de Contrataciones Públicas para las modificaciones o adiciones a los contratos con base en el interés público.

ARTÍCULO 319. <u>Registro de gastos en los proyectos de inversión</u>. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta Única del Tesoro para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 320. <u>Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros, la Caja de Seguro Social, las Operaciones Financieras y el Servicio de la Deuda Pública</u>. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses y comisiones que se pagan a los cuentahabientes, comisiones y gastos bancarios de estas entidades financieras.

Adicionalmente, esto regirá también para cualquier operación financiera, amortización y manejo de pasivo en que incurra el Estado.



ARTÍCULO 321. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

ARTÍCULO 322. Solicitud mensual de las asignaciones de fondos a la Dirección de Tesorería. Con la finalidad de mantener una eficiente programación de caja, las entidades subsidiadas solicitarán a la Dirección General de Tesorería mensualmente la asignación de fondos para hacerle frente a los pagos durante el mes correspondiente, compatibilizando la asignación del subsidio con la programación de caja de la Dirección General de Tesorería. Para dar cumplimiento a esta disposición, las entidades subsidiadas deberán presentar a la Dirección General de Tesorería y a la Dirección de Presupuesto de la Nación el flujo de caja mensualizado, a más tardar en el mes de diciembre de la presente vigencia fiscal, y las actualizaciones del flujo, al final de cada mes.

ARTÍCULO 323. Proyecto de inversión. Ningún proyecto de inversión podrá ejecutarse sin que previamente exista el estudio de costos y beneficio social, si el monto es igual o mayor de 0.1 % del Presupuesto General del Estado y de prefactibilidad en caso de montos menores de 0.1 % y mayores de cinco millones de balboas (B/.5,000,000.00).

ARTÍCULO 324. Fondo de Preinversión. Las Instituciones Públicas y los Gobiernos Locales podrán solicitar al Fondo de Preinversión del Ministerio de Economía y Finanzas financiamiento para la realización de estudios de los proyectos de inversión.


SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO


ARTÍCULO 325. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Las instituciones pueden iniciar el trámite de los traslados de partidas ante el Ministerio de Economía y Finanzas a partir del 15 de enero y hasta el 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso del presupuesto de inversión, los gastos de funcionamiento para la atención de los servicios sociales y el servicio de la deuda pública.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas, que previa verificación de la efectiva



disponibilidad de saldos no comprometidos tramitará o no la correspondiente solicitud. Los traslados de partidas de cualquier monto se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad.

Si la Comisión no realiza ninguna actuación dentro de los quince días calendario siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza algún tipo de actuación con respecto a la solicitud de traslado, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice sustentación ante la Comisión, que la aprobará o la rechazará.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00) y en cumplimiento con la Ley 34 de 2008, de Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. En los casos de traslados de partidas o créditos adicionales para realizar pagos a proveedores por bienes y servicios o para honrar cuentas devengadas por inversión, el pago deberá realizarse en un término no mayor de sesenta días hábiles a partir de la presentación de la gestión de cobro. Las entidades solicitantes deberán remitir un informe sobre el cumplimiento de estos pagos al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional. Hasta que no se cumpla esta obligación, no se tramitará traslado adicional.

ARTÍCULO 326. <u>Limitaciones a los traslados de partidas.</u> Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las normas siguientes:

1. Los saldos de ahorros comprobados de las partidas de servicios básicos y de contribuciones a la seguridad social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea, entre servicios básicos y entre contribuciones a la seguridad social y sus correspondientes créditos reconocidos o vigencias expiradas.

2. Los saldos de ahorros comprobados de la partida de sueldos fijos solamente se podrán utilizar para reforzar objetos de gastos dentro del grupo de servicios personales, otras pensiones y jubilados (609), indemnizaciones laborales (612), medicamentos (244), insumos médico- quirúrgicos (que abarca los siguientes objetos de gastos: 274, 276, 277 y 278 del Ministerio de Salud, el Instituto Conmemorativo Gorgas de Estudios



de la Salud y la Caja de Seguro Social) y partidas de inversión.

3. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los alimentos para consumo humano y las cuotas a organismos internacionales. En caso de que se identifiquen ahorros comprobados en estos objetos de gastos, serán verificados por el Ministerio de Economía y Finanzas.

4. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

5. Los saldos de las partidas de inversiones podrán trasladarse entre sí.

6. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.

7. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior, de Emergencias Nacionales y Reservas para Contingencias.

ARTÍCULO 327. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 328. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real comparado contra el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos demostrados por las entidades solicitantes.

ARTÍCULO 329. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar entre el 1 de febrero y el 30 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de noviembre, a fin de ser votadas por esta, siempre que cumplan con lo dispuesto en el artículo anterior, así como con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la



Ley 51 de 2018.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 330. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable o no; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 331. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación presupuestaria de otra u otras, mediante el procedimiento de traslado de partidas interinstitucional, tomando en cuenta la disponibilidad presupuestaria o por la baja ejecución de las entidades de acuerdo con lo previsto en el artículo 265.

ARTÍCULO 332. Modificación a la estructura de puestos mediante resolución. Las modificaciones a la estructura de puestos que requieran las instituciones públicas deberán ser solicitadas, a partir del 1 de febrero hasta el 15 de septiembre, al Ministerio de Economía y Finanzas para su evaluación y registro. Igualmente, las solicitudes de modificaciones debidamente autorizadas por el representante legal o en quien él delegue, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas, posteriormente, enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la



estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Todos los cambios no podrán tener efectividad retroactiva anterior al 1 de febrero, salvo los casos establecidos por ley.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación. Este traslado de partida deberá contemplar los montos correspondientes a las contribuciones a la seguridad social y el XIII mes que corresponda.

ARTÍCULO 333. Reglamentación de sustentación. Para la sustentación de las vistas presupuestarias que celebra la Comisión de Presupuesto en el trámite de primer debate del proyecto de ley del Presupuesto General del Estado, las solicitudes de créditos adicionales y de los traslados de partida y cualquier otro trámite de naturaleza presupuestaria, se requiere la comparecencia personal de los ministros, magistrados de la Corte Suprema de Justicia, procurador general de la nación y procurador de la Administración, contralor general de la República, directores, administradores y gerentes generales de las instituciones autónomas y semiautónomas y dependencias estatales, magistrados del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario, del Tribunal Administrativo de la Función Pública, fiscal general de cuentas, rectores de las universidades oficiales, superintendentes de Bancos, del Mercado de Valores, de Seguros y Reaseguros y de Sujetos no Financieros, defensor del pueblo, secretario ejecutivo del SIACAP ante la Comisión de Presupuesto de la Asamblea Nacional; sin cuya participación la Comisión suspenderá provisionalmente esta actuación hasta que se cumpla con la formalidad de la presente disposición. En caso de ausencia justificada del principal, podrá cubrir la gestión el viceministro, el subdirector, el subadministrador y el subgerente general de la institución o el secretario general de la institución.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 334. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 335. Procedimiento. El Ministerio de Economía y Finanzas definirá las normas, mecanismos y metodologías para la construcción, seguimiento y evaluación de las metas físicas, financieras y de indicadores de desempeño durante la ejecución presupuestaria, y emitirá informes de avance de la ejecución presupuestaria incluyendo metas e indicadores, evaluando sus productos y resultados en atención a la mejora de la calidad del gasto, para facilitar el proceso de toma de decisiones de acuerdo con los objetivos propuestos en los programas, actividades y proyectos incluidos en el Presupuesto General del Estado.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, junto con la Contraloría General de la República, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación; no obstante, se comunicará a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO. En el año fiscal en que se lleven a cabo elecciones generales, el presupuesto del Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 336. Plazos e informes. Las entidades públicas remitirán a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre el avance de la ejecución presupuestaria, especialmente la información referente a ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo, incluyendo metas físicas de los programas presupuestarios e indicadores, productos y resultados, que permitan el cumplimiento de los criterios y/o metodologías para el monitoreo y evaluación.

Las empresas mixtas que generen ingresos y aportes al Fisco deberán presentar estados financieros no auditados trimestrales y estados financieros auditados anuales. Dichas empresas tendrán un plazo de sesenta días después de terminado cada trimestre, y de ciento veinte días después de terminado el año fiscal para su presentación al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del semestre correspondiente. El Ministerio de Economía y Finanzas presentará el informe semestral de Ejecución Física y Financiera de las



Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se haya comprometido.

En el caso de fideicomisos del Estado, el fiduciario presentará al fideicomitente los informes que determine el respectivo documento contractual, con la periodicidad establecida. A su vez, el fideicomitente entregará copias de esos informes a la Contraloría General de la República y al Ministerio de Economía y Finanzas para su conocimiento, así como cualquier requerimiento de información relacionada con los fideicomisos.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará semestralmente a la Comisión de Presupuesto de la Asamblea Nacional un informe sobre el estado de la Deuda Pública y su servicio, acatando las disposiciones que establece la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre. La Comisión de Presupuesto de la Asamblea Nacional, en cumplimiento de las facultades que le concede el artículo 271 de la Constitución Política de la República a dicho Órgano del Estado, podrá solicitar los mencionados informes para proceder a atender las vistas presupuestarias correspondientes al Presupuesto General del Estado para la vigencia fiscal siguiente.

De igual manera estarán sujetos a esta disposición los patronatos que reciban fondos públicos, mediante partidas presupuestarias, del Presupuesto General del Estado.

El ministerio rector del sector no gestionará desembolsos de fondos a los patronatos que no hayan entregado los informes mencionados en el párrafo anterior.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 337. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de cada año.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 338. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 339. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de la vigencia corriente se realizará hasta el 30 de abril del año posterior.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, efectuar los ajustes que permitan realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 340. Saldo en caja y banco libre. El saldo en caja y banco libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTÍCULO 341. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto, siempre que no esté presupuestado por la entidad.

El saldo en caja y banco de vigencias anteriores no se considera ingreso corriente y su uso podrá ser autorizado por el Ministerio de Economía y Finanzas previa evaluación de su incidencia en el Balance Fiscal. Para tal fin, se tomarán en cuenta los niveles de ejecución de las entidades que conforman el Sector Público No Financiero.

ARTÍCULO 342. Saldos bancarios disponibles no devengados. Si al final del ejercicio fiscal las entidades de Gobierno Central y Sector Descentralizado subsidiado mantienen saldos bancarios disponibles no devengados, deberán reintegrarlos a la Cuenta Única del Tesoro, a más tardar el último día hábil del mes de abril. En caso de que no se cumpla con esta disposición, el Ministerio de Economía y Finanzas ordenará mediante nota al Banco Nacional de Panamá y/o la Caja de Ahorros, según sea el caso, el reintegro de estos recursos a la Cuenta Única del Tesoro. Aquellas entidades no subsidiadas deberán presentar su estado de cuenta bancaria junto con un detalle de los compromisos y pagos a realizar con este saldo. La diferencia pasará a la Cuenta Única del Tesoro, previa evaluación del Ministerio de Economía y Finanzas.

Los saldos en caja y banco producto de tasas y derechos de las Entidades Descentralizadas que cobran a sus usuarios y no son utilizados durante las vigencias fiscales correspondientes pasarán a la Cuenta Única del Tesoro.

ARTÍCULO 343. Excedentes de caja y banco. Los excedentes de caja y banco resultantes de asignaciones presupuestarias no comprometidas al 31 de diciembre por las entidades



públicas no podrán ser utilizados para financiar gastos adicionales no incluidos en el presupuesto de la vigencia fiscal siguiente.

ARTÍCULO 344. Registro de los gastos devengados por alquileres y servicios básicos. Se autoriza el registro devengado de la obligación con base en el promedio de los últimos tres meses recibidos hasta completar los meses para cerrar el año fiscal. De existir diferencias a favor o en contra, se realizarán los ajustes correspondientes.

Con respecto a los alquileres, el registro del devengado se realizará con base en el canon de arrendamiento del contrato pactado. En caso del cierre fiscal y que no se haya recibido la facturación, quedan sin efecto los registros correspondientes.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 345. Tope presupuestario. El Ministerio de Economía y Finanzas, basado en las proyecciones fiscales, fijará los límites de gastos presupuestarios a cada entidad pública y lo comunicará oportunamente para la vigencia fiscal de 2025. Para estos efectos, el Ministerio de Economía y Finanzas tomará en cuenta las disposiciones de la Ley 51 de 2018, que reforma la Ley 34 de 2008, de Responsabilidad Social Fiscal, y la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, de tal forma que se aseguren una política fiscal prudente y un endeudamiento público sostenible.

ARTÍCULO 346. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. En el caso de los proyectos de inversión deberán contar con el registro correspondiente en el Banco de Proyectos del Sistema de Inversiones Públicas -SINIP-.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas e institucionales vinculados con los recursos al Plan Estratégico de Gobierno, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, anual y a mediano plazo, para un periodo no menor de tres años adicionales.

A las entidades que no cumplan con esta disposición se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

ARTÍCULO 347. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 348. Traslados de funcionarios entre entidades del Estado. Del 15 de enero al 30 de junio el servidor público nombrado para prestar servicios en una entidad del Estado,



que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 349. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente de las cuentas corrientes de las instituciones públicas las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 350. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

Para los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas y la Contraloría General de la República, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 351. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, todas las entidades que componen el Sector Público deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la información siguiente:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.



7.   Estructura de la entidad.

8.   Vacantes.

ARTÍCULO 352. Manual de Organización y Funciones. Las instituciones del Sector Público actualizarán su Manual de Organización y Funciones Institucional, según los lineamientos y la metodología adoptada por el Ministerio de Economía y Finanzas, aplicando los niveles funcionales y jerárquicos establecidos legalmente.

El Manual de Organización y Funciones autorizado por la instancia rectora será adoptado por la entidad a través de resolución institucional y ambos documentos deberán ser publicados en Gaceta Oficial. La entidad procederá a elaborar el Manual de Procesos y mapa de procesos (según las funciones de cada unidad administrativa), generando el Manual de Procedimientos sobre el cual funcionarán las dependencias oficiales, de acuerdo con lo indicado en la Constitución Política.

La actualización del Manual de Organización será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 353. Manual de Clases Ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de Clases Ocupacionales, según la metodología de la Dirección General de Carrera Administrativa para atender lo dispuesto en el artículo 306 de la Constitución Política, relativo al Manual de Clasificación de Puestos en las dependencias oficiales.

La actualización del Manual será adoptada para la elaboración de los siguientes presupuestos.

ARTÍCULO 354. Modificación a la estructura organizativa de las entidades públicas. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas toda modificación para la creación, eliminación y/o cambio de denominación que requiera su estructura organizativa, através del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que analizará, evaluará y autorizará los cambios a la estructura organizativa de acuerdo con los criterios y lineamientos establecidos por el ente rector, para cumplir con los fines institucionales.

La propuesta de modificación de estructura organizacional reflejará la adecuación de las unidades para la prestación de servicios públicos a los usuarios externos e internos, sobre la base de cambios orientados a la mejora continua de los procesos en la prestación de servicios de calidad para la satisfacción de los ciudadanos o usuarios y al logro de la gestión estratégica, así como a mejorar la productividad, la eficiencia y la simplificación de procesos en la prestación de los servicios, que coadyuven a la optimización de los recursos del Estado.

ARTÍCULO 355. Derechos reconocidos en las carreras públicas. Las instituciones públicas deben establecer en cada anteproyecto de presupuesto los montos necesarios para cubrir los derechos reconocidos a los servidores públicos amparados según las disposiciones que establecen en las distintas carreras públicas.



ARTÍCULO 356. <u>Control Previo</u>. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con el acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios, cumpliendo con el deber de salvaguardar los intereses del Estado y en apego a la Constitución Política y a la Ley 32 de1984, Orgánica de la Contraloría General de la República. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría General a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en las que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 357. <u>Ejercicio de control interno por las instituciones</u>. En apoyo a las tareas de ejecución, el control interno y externo, el seguimiento y la evaluación del Presupuesto, sin perjuicio de las facultades fiscalizadoras de la Contraloría General de la República, cada institución incluida en el ámbito de aplicación previsto en el artículo 265 establecerá una estructura de control interno aplicable al área de presupuesto y verificará el cumplimiento para garantizar el logro de los objetivos y metas institucionales en términos de economía, eficiencia y efectividad.

ARTÍCULO 358. <u>Saldo de vigencia de seguro educativo</u>. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2024, sobre el excedente del Seguro Educativo existente al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 359. <u>Afectaciones presupuestarias</u>. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 360. <u>Aplicación de las normas</u>. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de las Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de



Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 361. Otros Servicios Personales (089). El concepto de gastos por Otros Servicios Personales no aplica dentro de los gastos por Servicios Especiales. En consecuencia, la lista correspondiente al grupo de gastos por Otros Servicios Personales deberá ser remitida a la Dirección de Presupuesto del Ministerio de Economía y Finanzas, solo para su conocimiento, y una copia de esta, a la Contraloría General de la República para su fiscalización y control en la Planilla del Estado.

ARTÍCULO 362. Empresas de Servicios Públicos. Las empresas Metro de Panamá, S.A., y sus subsidiarias, el Instituto de Acueductos y Alcantarillados Nacionales, la Empresa de Transmisión Eléctrica, S.A., la Autoridad de Aseo Urbano y Domiciliario y el Aeropuerto Internacional de Tocumen, S.A. estarán exceptuados de la aplicación de la Ley de Contrataciones Públicas vigente para la adquisición de servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación, equipos y repuestos para mantener el servicio público, siempre que el monto de la contratación sea inferior a la suma de un millón de balboas (B/.1,000,000.00). Para acogerse a lo dispuesto en este artículo, la junta directiva de cada una de las instituciones y empresas públicas deberá emitir una lista con los servicios, insumos, mantenimientos, poda, limpieza, saneamiento, desinfección, fumigación y equipos y repuestos, y adoptar un reglamento especial de contratación, el cual será aprobado por la Contraloría General de la República.

ARTÍCULO 363. Procedimiento especial para contratación de bienes y servicios de beneficio social. La ejecución de proyectos relacionados con la adquisición de bienes, obras o servicios, así como los tendientes a administrar los recursos asignados a programas y proyectos sociales, cuyo destino exclusivo, puntual y principal comprenda la satisfacción de necesidades básicas de las comunidades, su ciudadanía y la población en mayor grado de riesgo y vulnerabilidad social, y, en general, del Estado, por intermedio de la Dirección de Asistencia Social del Ministerio de la Presidencia, tramitará sus ejecuciones de forma expedita, mediante el procedimiento especial de contratación establecido en la Ley de Contrataciones Públicas, siempre que el monto del objeto de la contratación sea inferior a un millón de balboas (B/.1,000,000.00). Para ello, se adoptará un reglamento especial de contratación, garantizándose su ejecución con transparencia, economía, eficacia, competitividad y celeridad, el cual será debidamente reglamentado por el Órgano Ejecutivo.

ARTÍCULO 364. Identificación de obras de inversión. El Órgano Ejecutivo identificará en el Proyecto de Ley del Presupuesto General del Estado para la vigencia fiscal de 2024 las obras de inversión que se realizan con los aportes de la Autoridad del Canal de Panamá. Cada institución adicionará a los pliegos de cargo que el proyecto de inversión disponga de un letrero con la especificación del financiamiento de la Autoridad del Canal de Panamá.



ARTÍCULO 365. Clasificación Sectorial Institucional del Sector Público. Con la finalidad de promover una organización eficaz del gasto público y un ejercicio presupuestario eficiente, que permita identificar a las entidades encargadas del desarrollo y aplicación de las políticas públicas, se ha elaborado el documento Clasificación Sectorial Institucional del Sector Público, el cual tiene por objeto agrupar a las entidades públicas por sector de actividad, regido por el ministro sectorial, a fin de que exista un mayor grado de coordinación, eficacia y eficiencia en la administración del Sector Público, con la coordinación y el apoyo del Ministerio de Economía y Finanzas, para alcanzar el adecuado funcionamiento del conjunto de instituciones públicas que integran el sector de actividad, de acuerdo con las disposiciones legales vigentes que crean las entidades.

ARTÍCULO 366. Responsabilidad de la actualización de las técnicas utilizadas y transferencia de conocimientos en Administración Presupuestaria del Sector Público. La Administración Presupuestaria se adecuará a las innovaciones y estándares internacionales, encaminada al avance de los objetivos claves de modernización y procesos de desarrollo del país, integrando técnicas modernas y metodologías en el proceso presupuestario para conformar la estructura programática del Presupuesto, adoptando gradualmente metas e indicadores en los programas presupuestarios, de manera que se pueda realizar el seguimiento de los resultados y la evaluación de la efectividad y eficacia del gasto público. La Dirección de Presupuesto de la Nación, como organismo técnico rector en la materia, tendrá la responsabilidad de implementar mecanismos, manuales y guías técnicas para mantener al personal del Sector Público dedicado al proceso presupuestario en su conjunto, debidamente actualizado y capacitado con nuevos conocimientos y habilidades, para el mejor desempeño de la gestión en todas las entidades del Sector Público. La transferencia de conocimientos se establecerá mediante seminarios, talleres, charlas o su instrumentación, a través de convenios con organismos nacionales e internacionales de los cuales es parte, u otras modalidades aprovechando las tecnologías de información y comunicación.

ARTÍCULO 367. Guía para la Implementación de la Calidad en la Gestión Pública para la Modernización del Estado. Las instituciones del Estado implementarán guías técnicas que garanticen una eficiente y transparente cultura en la calidad de los servicios públicos. El Ministerio de Economía y Finanzas facilitará las metodologías, los lineamientos y los manuales que orienten el proceso de su elaboración.

ARTÍCULO 368. Obligatoriedad. Los proyectos de inversión presupuestados para el año 2024 son de obligatorio cumplimiento en su realización y ejecución.

ARTÍCULO 369. Evolución del Presupuesto General del Estado. La modernización del Presupuesto General del Estado en el contexto de esta Ley, está centrada en tres ejes: la mejora de la calidad de la información presupuestaria; la articulación con la política, reglas fiscales y las políticas públicas establecidas en los instrumentos de planificación; y mejoras en el seguimiento, evaluación y transparencia de sus resultados. Por lo tanto, son introducidos nuevos métodos y técnicas de la Gestión Financiera Pública: revisión de la conceptualización de Programa Presupuestario con la introducción del método de presupuestación por resultados, y la introducción del método del marco presupuestario de mediano plazo.

ARTÍCULO 370. Certificación técnica de los servidores públicos en la Administración Presupuestaria. Todos los servidores públicos que gestionan y operan actos en el contexto de la Administración Presupuestaria, deberán ser certificados por el Programa de Certificación de la Administración Financiera a cargo del área correspondiente.

El proceso de certificación debe proveer la calificación de todos los servidores públicos en los diversos niveles de responsabilidad, para todos los preceptos conceptuales y normativos en el contexto de la Administración Presupuestaria.

ARTÍCULO 371. Ecosistema fiscal. Para garantizar el cumplimiento de los objetivos, las instituciones públicas remitirán y suscribirán la documentación necesaria a la Dirección de Presupuesto la Nación, para llevar a cabo el servicio de intercambio y/o consultas de datos a solicitar de conformidad con los requerimientos que establezca el Ecosistema Fiscal Inteligente. El Ministerio de Economía y Finanzas deberá garantizar la estricta confidencialidad y seguridad de la información de conformidad con lo que establece la Ley 81 de 2019, Sobre Protección de Datos Personales.

ARTÍCULO 372. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2024.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 1041 de 2023 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los veintinueve días del mes de diciembre de dos mil veintitrés.

El Presidente,

Jaime E. Vargas Centella

El Secretario General,

Quibián T. Panay G.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA
PANAMÁ, REPÚBLICA DE PANAMÁ, 29 DE *Diciembre* DE 2023.

LAURENTINO CORTIZO COHEN
Presidente de la República

HÉCTOR E. ALEXANDER H.
Ministro de Economía y Finanzas

LEY 441

De 4 de *septiembre* de 2024

Que modifica artículos de la Ley 418 de 2023,
Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2024

LA ASAMBLEA NACIONAL

DECRETA:

Artículo 1. El artículo 297 de la Ley 418 de 2023 queda así:

Artículo 297. <u>Viáticos en el exterior del país.</u> En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, o en quien este delegue, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la información siguiente: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, del Ministerio Público, de la Contraloría General de la República, del Tribunal Electoral, del Tribunal de Cuentas, de la Fiscalía General de Cuentas, de la Defensoría del Pueblo, las sociedades anónimas de propiedad del Estado, los intermediarios financieros y la tripulación del avión presidencial, quienes solicitarán la autorización para el viaje de acuerdo con el procedimiento correspondiente establecido para tal fin por cada uno de los Órganos e instituciones mencionados. Los viáticos serán los siguientes:

1.   Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas, del Tribunal Administrativo Tributario y del Tribunal Administrativo de la Función Pública, contralor y subcontralor general de la República, fiscal general electoral, fiscal general de cuentas, defensor del pueblo, director y subdirector del Instituto Técnico Superior Especializado, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales, rectores y vicerrectores de las universidades oficiales, secretario ejecutivo del SIACAP y miembros de la Junta Directiva que conforman las entidades del Sector Público:

Europa, Asia, África y Oceanía	B/.600.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.500.00 diarios
México, Centroamérica, el Caribe	
y el resto de América Latina	B/.400.00 diarios.



2.   Para otros funcionarios: directores, subdirectores nacionales y dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.500.00 diarios
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.400.00 diarios
México, Centroamérica, el Caribe y el resto de América Latina	B/.300.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50 % del viático establecido en este artículo según la región a la que viaje.

Cuando el funcionario asista a algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

Las tablas de viáticos en el exterior arriba señaladas no se aplicarán a los servidores públicos designados en cargos públicos de tiempo definido en el exterior, y a las capacitaciones y entrenamientos en el exterior de los servidores públicos cuando sean superiores a treinta días ordinarios. En su lugar, se aplicará una tabla de viáticos complementarios fijados por el Órgano Ejecutivo, a través del Ministerio de Relaciones Exteriores, mediante decreto ejecutivo, aplicada a la totalidad de las entidades públicas.

Se entiende que corresponde a cargos públicos de tiempo definido en el exterior, entre otras, la designación de personal diplomático en el exterior, incluidas las agregaturas policiales o de seguridad en las sedes diplomáticas, la representación del país o de instituciones estatales ante organismos internacionales similares.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo ante la Dirección Administrativa de su entidad sobre los resultados de la misión atendida a su regreso al país, en el término de treinta días calendario. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada con una capacitación, deberá presentar el certificado que otorga el organismo respectivo a su regreso al país.

Los funcionarios deberán enviar a la Autoridad Nacional de Transparencia y Acceso a la Información el correspondiente informe.

Artículo 2. El artículo 325 de la Ley 418 de 2023 queda así:

Artículo 325. <u>Traslado de partida.</u> El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas serán tramitados como tales a partir del 15 de enero al 15 de noviembre; no obstante, podrán realizarse en cualquier época del año en caso de inversiones, gastos de funcionamiento para la atención de servicios sociales y el servicio de la deuda pública.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias y de los ahorros comprobados en la ejecución



presupuestaria debidamente autorizadas por el representante legal de la entidad, o quien él designe, al Ministerio de Economía y Finanzas que, previa verificación de la efectiva disponibilidad de saldos no comprometidos, tramitará o no la correspondiente solicitud. Los traslados de partidas de quinientos mil balboas con 01/100 (B/.500,000.01) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo. Una vez aprobados mediante resolución por la Comisión de Presupuesto de la Asamblea Nacional, el Ministerio de Economía y Finanzas incorporará esta aplicación al Sistema Informático aprobado por el Ministerio de Economía y Finanzas y notificará a la entidad.

Si la Comisión no realiza ninguna actuación dentro de los quince días calendario siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si, por el contrario, la Comisión de Presupuesto de la Asamblea Nacional realiza algún tipo de actuación con respecto a la solicitud de traslado, se suspende el término y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice sustentación ante la Comisión, que la aprobará o la rechazará.

Los traslados solicitados por las entidades públicas que asciendan:

1. Hasta doscientos mil balboas con 00/100 (B/.200,000.00) podrán, previa evaluación del Ministerio de Economía y Finanzas, ser tramitados, realizados y autorizados por estas y remitidos dentro de los primeros veinte días de cada mes, para su información a la Comisión de Presupuesto y al Ministerio de Economía y Finanzas.

2. De doscientos mil balboas con 01/100 (B/.200,000.01) hasta quinientos mil balboas con 00/100 (B/.500,000.00) serán evaluados, tramitados y autorizados por el Ministerio de Economía y Finanzas y remitidos dentro de los primeros veinte días de cada mes, para su información a la Comisión de Presupuesto.

La Comisión de Presupuesto no tramitará traslado adicional a ninguna institución que incumpla con la remisión del respectivo informe. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes, cuando considere necesario requerir una sustentación de estos traslados. Para dar cumplimiento a esta disposición, la Dirección Nacional de Contabilidad parametrizará en el Sistema Informático lo señalado en el artículo siguiente, sobre las limitaciones a los traslados de partidas, para mantener controles correspondientes, de tal manera que se cumpla con las disposiciones que establece la Ley 34 de 2008, de Responsabilidad Social Fiscal, la Ley 38 de 2012, que crea el Fondo de Ahorro de Panamá, y las reformas a dichas legislaciones establecidas por la Ley 51 de 2018.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete, mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de dos millones de balboas (B/.2,000,000.00), y en cumplimiento de la Ley 34 de 2008, de Responsabilidad Social Fiscal. La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta



días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir la asignación presupuestaria del objeto del gasto de la partida presupuestaria en partes, grupos, cantidades o descripciones, con el fin de que el monto objeto del traslado no alcance quinientos mil balboas con 01/100 (B/.500,000.01) para ser remitido a la Comisión de Presupuesto o los doscientos mil balboas con 01/100 (B/.200,000.01) para ser remitido al Ministerio de Economía y Finanzas.

PARÁGRAFO 3. En los casos de traslados de partidas o créditos adicionales para realizar pagos a proveedores por bienes y servicios o para honrar cuentas devengadas por inversión, el pago deberá realizarse en un término no mayor de sesenta días hábiles a partir de la presentación de la gestión de cobro. Las entidades solicitantes deberán remitir un informe sobre el cumplimiento de estos pagos al Ministerio de Economía y Finanzas y a la Comisión de Presupuesto de la Asamblea Nacional. Hasta que no se cumpla esta obligación, no se tramitará traslado adicional.

Artículo 3. La presente Ley modifica los artículos 297 y 325 de la Ley 418 de 29 de diciembre de 2023.

Artículo 4. Los artículos 297 y 325 de la Ley 418 de 2023, modificados por los artículos 1 y 2 de la presente Ley, tendrán vigencia hasta el 31 de diciembre de 2024.

Artículo 5. Esta Ley comenzará a regir desde su promulgación.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 9 de 2024 aprobado en tercer debate en el Palacio Justo Arosemena, ciudad de Panamá, a los dos días del mes de septiembre del año dos mil veinticuatro.

La Presidenta,

Dana Castañeda Guardia

El Secretario General,

Carlos Alvarado González

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA PANAMÁ, REPÚBLICA DE PANAMÁ,   4   DE *septiembre*   DE 2024.

JOSÉ RAÚL MULINO QUINTERO
Presidente de la República

FELIPE EDUARDO CHAPMAN ARIAS
Ministro de Economía y Finanzas